



SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2011
WASH, DC
200
SECTION

2010 annual report

# focused

Providing pelvic health solutions for a high quality of life

AMS
*Solutions for Life®*



## Focusing on pelvic health

Deep expertise—and a singular focus on pelvic health therapies—has earned AMS the confidence of patients and physicians worldwide.



## Expanding our portfolio

The success of our investment in R&D was evidenced by six new product introductions in 2010, including *GreenLight™ XPS*, which won an award for innovation.



## Demonstrating financial discipline

Robust cash generation, accelerated debt repayment and the judicious use of capital keep our balance sheet strong.



## Driving patient awareness

AMS effectively connects with patients and physicians through community health talks, therapy Web sites, outreach and advocacy efforts.







## Gaining global presence

With three global regions and key leaders in place internationally, we are gaining presence to penetrate under-served markets.

To our shareholders:

As the pioneer in our field, AMS continues to be a technology leader, providing innovative solutions for pelvic health. In 2010, we remained focused on growing our global markets and introducing new products that contribute to more efficient healthcare with better outcomes. We take great pride in the number of people who have benefited from our therapies—over 340,000 worldwide in 2010. Moving forward, we are well-positioned as a leader, in an ever-changing market, to continue providing solutions that improve the quality of life of patients around the world.



**Tony Bihl**
President and Chief Executive Officer

Looking back on 2010, we continued to create a reliable return for our shareholders. We generated $542 million in sales compared to $519 million in 2009. We delivered strong earnings per share of $1.12, and our Non-GAAP adjusted earnings per share finished at $1.30, an increase of 12% over 2009 results of $1.16. We repaid the remaining $125 million balance of our senior secured debt, strengthening our balance sheet and providing increased financial flexibility for our future. This, combined with over $77 million in cash and short-term investments at year end, positions us well to be proactive in evaluating technologies and new product lines that will further strengthen our presence and help fuel our long-term growth.

We were able to increase profitability by driving efficiencies throughout the organization. We consolidated our Arizona manufacturing facility into our California location to optimize our laser therapy operations. We also strengthened our global leadership by moving a number of our proven leaders to international locations as we continue to expand our business outside the United States.

## Innovative new products and therapies focused on pelvic health

With the introduction of six new products in 2010, AMS continues to partner with physicians to support efficient healthcare by delivering solutions for pelvic health that produce better outcomes, are less invasive and in some instances, have shorter procedure times.

In our BPH Therapy business, we launched a major new technology platform—the *GreenLight*™ *XPS*. Coupled with the new *MoXy*™ Fiber, this 180-watt laser system dramatically reduces procedure time and offers improved coagulation with the same safety profile as the *GreenLight HPS*® system. Earlier in the year, we launched *MoJo*™, a software upgrade for the *GreenLight HPS*®, resulting in extended fiber life and subsequent savings in time and cost.

In the Women's Health business, we launched the *MiniArc Precise*™, a single incision sling system. It is designed to improve the ease and accuracy of placement of our market-leading *MiniArc*® sling for female incontinence and has been shown to reduce post-operative pain and minimize tissue injury. A major driver of growth for Women's Health was the continued success of our *Elevate*® anterior (released in 2009) and posterior (released in 2008) products used to treat pelvic floor prolapse.

In our Men's Health business, we conducted a limited launch of the *Conceal*™ Low Profile Reservoir, an improved reservoir for our inflatable penile prosthesis solution for erectile dysfunction. We expect full launch in 2011. We also launched *AdVance*® *XP* in European markets in 2010. Designed to enhance the already proven features of the *AdVance*® sling for male incontinence, *AdVance*® *XP* features enhanced surgical tools to ease placement in difficult anatomies and offers improved stability after implant. We are awaiting FDA 510(k) clearance to launch this product in the United States.

We are also looking beyond our current product lines, pursuing new therapies to address other pelvic health issues where we believe better solutions are possible. One example is in the area of fecal incontinence, a highly underserved market in which we are positioned well to be a leader. In 2010, we initiated an Investigational Device Exemption (IDE) study for the *Topas*™ sling to treat fecal incontinence and have 12 clinical sites established in the United States.

## Strong global regions focused on growth

We continue to focus our activities on three commercial regions around the world: the United States; Europe, Middle East, and Africa (EMEA); and Asia Pacific, Latin America and Canada (APLAC). Although several regions of EMEA were hit hard by the economic environment in 2010, we continue to build and strengthen our European leadership team with the addition of a new Senior Vice President and General Manager—EMEA, effective March 14, 2011.

We remain excited and highly optimistic about bringing our valuable therapies to the people of Japan. In 2011, we expect full commercialization of the *GreenLight HPS*® for BPH and the *Monarc*® sling for female incontinence to be added to our already approved and marketed artificial urinary sphincter, the *AMS 800*®. Working with world-renowned Japanese urologists, we have continued to expand the number of treatment sites that provide our *AMS 800*® as a solution to patients. We have also entered into an agreement with a well-established distributor in Japan for our *GreenLight*™ laser therapy products.


Earnings per share
(dollars)
Earnings per share
Non-GAAP adjusted earnings per share
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
07
08
09
10


Revenue by business
(millions of dollars)
Women's health
BPH therapy
Men's health
$600
$500
$400
$300
$200
$100
07
08
09
10


Revenue by geography
(millions of dollars)
Asia Pacific, Latin America and Canada
Euorpe, Middle East and Africa
United States
$600
$500
$400
$300
$200
$100
07
08
09
10

## Financial highlights (in thousands, except per share data)

| For the year: | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Net sales | $542,316 | $519,270 | $501,641 | $463,928 | $358,318 |
| Net income | $ 87,010 | $ 84,838 | $ 30,835 | $ 4,054 | $ (53,187) |
| Non-GAAP adjusted net income[1] | $100,715 | $ 86,715 | $ 64,735 | $ 45,030 | $ 50,850 |
| Earnings per share | $ 1.12 | $ 1.14 | $ 0.42 | $ 0.06 | $ (0.76) |
| Non-GAAP adjusted earnings per share[1] | $ 1.30 | $ 1.16 | $ 0.88 | $ 0.61 | $ 0.71 |

[1] Refer to the table on page 4 for a reconciliation of net income to Non-GAAP adjusted net income and earnings per share to Non-GAAP adjusted earnings per share.

Our U.S. sales grew 7.6% over 2009. We recently consolidated the management of all U.S. sales teams under common leadership to more effectively introduce the full AMS product line to hospitals and physicians, as well as emphasize our highly-regarded physician training and patient outreach programs.

We continue to reach more patients through our Community Health Talks. We've leveraged a successful model used in the United States and will adapt it to European markets in 2011 to expand our reach to patients so that they may learn about our minimally invasive treatment options. We are committed to work closely with physicians to increase awareness of solutions available to those suffering from pelvic health disorders.

### Continuity focused on growth

Continuity creates reliability. In 2010, we continued our pattern of proven profitability and strengthened our balance sheet, in an environment of modest sales growth. We are focused on driving revenue growth in existing and expanding markets and we will remain financially disciplined as we seek ways to capitalize on our strong financial position. We will continue to invest in our current product lines, making improvements to increase physician ease of use and patient outcomes. We will continue to invest in research and development to further broaden our product portfolio, as well as explore avenues into emerging technologies.

We will leverage our strength and expertise in pelvic health and look to our strong leadership team to drive global expansion, bringing our solutions to more patients worldwide.

We have a great team at AMS, and I want to thank each and every one of my fellow employees for their hard work and dedication to the physicians and patients who rely on us. Together, we stand committed to deliver positive results for our shareholders despite the changing healthcare environment. We are confident that our balanced investments in new and existing therapies and our drive for growth internationally will fuel our continued success in the pelvic health market.

Thank you for your continued support.



**Tony Bihl**
President and Chief Executive Officer

## Adjustments to selected financial information (in thousands, except per-share data)

| For the year: | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Net income: | | | | | |
| Net income, as reported | $ 87,010 | $ 84,838 | $ 30,835 | $ 4,054 | $ (53,187) |
| Adjustments to net income: | | | | | |
| Amortization of intangibles | 12,168 | 13,161 | 17,344 | 18,264 | 12,393 |
| Amortization of financing costs | 14,077 | 15,790 | 18,482 | 16,145 | 7,479 |
| Gain on sale of non-strategic assets | (7,719) | (17,446) | – | – | – |
| Gain on extinguishment of debt | – | (10,125) | (5,631) | – | – |
| In-process research and development charges | – | – | 7,500 | 7,500 | 94,035 |
| Accelerated amortization on intangible assets | – | – | 17,121 | – | – |
| Litigation settlement charges | – | – | – | 14,303 | – |
| Commitment fees on bridge financing | – | – | – | – | 6,955 |
| Loss from discontinued operations | – | – | – | 691 | 5,435 |
| Tax effect of adjustments to net income | (4,821) | 497 | (20,916) | (15,927) | (19,860) |
| Adjustment for prior periods tax audit and refund claims | – | – | – | – | (2,400) |
| Sum of adjustments, net of tax | 13,705 | 1,877 | 33,900 | 40,976 | 104,037 |
| Non-GAAP adjusted net income[1] | $100,715 | $ 86,715 | $ 64,735 | $ 45,030 | $ 50,850 |
| Earnings per share: | | | | | |
| Basic | $ 1.15 | $ 1.14 | $ 0.42 | $ 0.06 | $ (0.76) |
| Diluted | $ 1.12 | $ 1.14 | $ 0.42 | $ 0.06 | $ (0.76) |
| Non-GAAP adjusted earnings per share[1]: | | | | | |
| Basic | $ 1.33 | $ 1.17 | $ 0.89 | $ 0.62 | $ 0.72 |
| Diluted | $ 1.30 | $ 1.16 | $ 0.88 | $ 0.61 | $ 0.71 |
| Weighted average common shares used in calculation: | | | | | |
| Basic | 75,847 | 74,097 | 72,942 | 72,061 | 70,152 |
| Diluted | 77,632 | 74,675 | 73,899 | 73,593 | 72,126 |

[1] In addition to financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), we provide non-GAAP adjusted net income and non-GAAP adjusted earnings per share because we believe that in order to properly understand our short-term and long-term financial trends and for purposes of comparability to other companies, investors may wish to consider the impact of certain adjustments (such as gain on extinguishment of debt, gain on sale of non-strategic assets, in-process research and development charges, amortization of intangible assets, amortization of financing costs and related income tax adjustments). These adjustments result from facts and circumstances (such as acquisition and business development activities and other non-recurring items) that vary in frequency and impact on our results of operations, represent significant items, which when excluded provide a useful measure to determine the health of the business and earnings by the business. We use non-GAAP adjusted net income and non-GAAP adjusted earnings per share to forecast and evaluate our operational performance as well as to compare results of current periods to prior periods on a consistent basis.

## Forward-looking statements

This Report contains forward-looking statements relating to the market opportunities, future products, sales and financial results of American Medical Systems. These statements and other statements contained in this Report that are not purely historical fact are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, certain assumptions and current expectations. These forward-looking statements are subject to risks and uncertainties such as developing our presence in new markets and developing new products or technologies; successfully competing against competitors; physician acceptance, endorsement, and use of our products; clinical and regulatory matters; product liability claims; potential product recalls; changes in and adoption of reimbursement rates; healthcare reform legislation in the U.S.; patient acceptance of our products and therapies; or technological obsolescence; the impact of worldwide economic conditions on our operations; reliance on single or sole-sourced suppliers; loss or impairment of a principal manufacturing facility; factors impacting the stock market and share price and its impact on the dilution of convertible securities; adequate protection of our intellectual property rights; and currency and other economic risks inherent in selling our products internationally and other risks and uncertainties described in the Company's Annual Report on Form 10-K for the year ended January 1, 2011, and its other SEC filings. Actual results may differ materially from anticipated results. The forward-looking statements contained in this report are made as of the date hereof, and AMS undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**Form 10-K**

**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended:
**January 1, 2011**

Commission file number:
**000 – 30733**

**AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.**
(Exact Name of Registrant as Specified in Its Charter)

**Delaware**
(State of Incorporation)

**41-1978822**
(IRS Employer Identification No.)

**10700 Bren Road West**
**Minnetonka, Minnesota 55343**
(Address of Principal Executive Offices, Including Zip Code)

Registrant's Telephone Number, Including Area Code:
**952-930-6000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class: | Name of each exchange on which registered: |
|---|---|
| **Common stock, par value $.01 per share** | **The Nasdaq Stock Market LLC (Nasdaq Global Select Market)** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of July 2, 2010, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant (based upon the closing price of the common stock as of that date as reported by The Nasdaq Stock Market LLC and excluding outstanding shares beneficially owned by directors, executive officers, and affiliates) was approximately $1,079,009,563.

As of February 18, 2011, 76,811,698 shares of Common Stock of the registrant were outstanding.

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to in this Annual Report) from the registrant's Proxy Statement for its 2011 Annual Meeting of Stockholders to be held April 28, 2011 (the "2011 Proxy Statement").

**AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.**

**FORM 10-K**

**For the Fiscal Year Ended January 1, 2011**

**TABLE OF CONTENTS**

## FORWARD-LOOKING INFORMATION

*This Annual Report on Form 10-K contains forward-looking statements. Any statements not of historical fact may be considered forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements as a result of many factors, including, but not limited to, those discussed under the "Forward-Looking Statements" section of Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

As used in this report, references to "American Medical Systems," the "company," "we," "our" or "us," unless the context otherwise requires, refer to American Medical Systems Holdings, Inc. and its subsidiaries.

We own or have rights to various trademarks, trade names or service marks, including the following: *AMS 700®, AMS 700 LGX®, AMS 700® MS, AMS 800®, InVance® AdVance®, InhibiZone®, Acticon®, UroLume®, Tactile Pump®, MS Pump®, Conceal™, GreenLight™, Greenlight™ XPS, GreenLight HPS®, GreenLight PV®, MoXy™, MoJo™, StoneLight®, SureFlex™, TherMatrx®, MiniArc®, MiniArc Precise™, Monarc®, InteXen®, Topas™,* and *Elevate®*. The trademarks *Viagra®, Levitra®, Cialis®,* and *Her Option®* referred to in this annual report on Form 10-K are the registered trademarks of others.

## PART I

### Item 1. Business

### Overview

Our company was formed in 1972 and completed our 38th year of operations in 2010, with a continued focus on technological innovation, financial strength and market expansion.

We are a world leader in developing and delivering innovative medical technology solutions to physicians treating men's and women's pelvic health conditions, thereby recognized as a technology leader in the markets we serve. We have built a business that delivers growth fueled by a robust pipeline of innovative products for significant, under-penetrated markets. We have a diverse product portfolio that treats men's incontinence, erectile dysfunction, and benign prostatic hyperplasia (BPH), and treats women's incontinence and pelvic floor prolapse. We estimate there are as many as 1.6 billion of these conditions in the global markets we serve, with many people suffering from multiple conditions. Treatment options vary considerably depending on the severity of the condition. Approximately 350 million men and women have conditions sufficiently severe so as to profoundly diminish their quality of life and significantly impact their relationships. Our addressable market is contained within this group of patients. Our product development and acquisition strategies have focused on expanding our product offering for less-invasive solutions for surgeons and their patients, to reduce operating time and trauma, economically benefit the healthcare system, and increase the value of our products to physicians, patients, and payers. Our primary physician customers include urologists, gynecologists, urogynecologists and colorectal surgeons. We continue to make additional investments in support of long-term growth, to expand the market globally and to strengthen our marketing, physician training and regulatory functions outside the U.S.

Our net sales grew from $519.3 million in 2009 to $542.3 million in 2010. In 2010, men's health contributed $246.2 million, or 45 percent of total net sales, BPH therapy contributed $114.6 million, or 21 percent of total net sales, and women's health contributed $177.2 million, or 33 percent of total net sales.

Our women's health products for pelvic floor repair were key drivers in sales growth in 2010 led by the success of both the *Elevate®* anterior and posterior systems. Our men's health erectile restoration products, along with the *AMS 800®* (our artificial urinary sphincter product) that treats male incontinence, also contributed to our 2010 sales growth. Our 2010 sales were flat compared to 2009 in our BPH therapy products, our full line of products to deliver minimally invasive procedures for the treatment of obstructive BPH and urinary stones. However, our *GreenLight™* laser therapy products used to treat BPH had their highest quarterly sales growth in the fourth quarter of 2010 as we continue to expand the market for the *GreenLight™ XPS* (Xcelerated Performance System) and the *MoXy™* Liquid Cooled Fiber, our newest products for the treatment of BPH, launched in 2010. Our women's health products for treating incontinence had modest growth in 2010, driven by the continued solid growth of the *MiniArc*® Single-Incision Sling System, partially offset by declines in other female continence products. We also had a successful launch in the third quarter of the new *MiniArc* Precise™ for the treatment of female stress urinary incontinence.

We continue to focus on managing our working capital, controlling costs and driving operating leverage throughout our business. We earned net income of $87.0 million in 2010, compared to $84.8 million in 2009, and generated cash from operating activities of over $115 million in each of the last 3 years. During 2010, we repaid the remaining outstanding term loan balance of $125.3 million on the senior secured credit facility (see *Notes to Consolidated Financial Statements — No. 5, Debt*), a very significant milestone for us, as we repaid a total of $314.0 million on the senior secured credit facility from 2008 through 2010.

Based on our areas of competitive strength, our strategy is to expand the reach of our products and address unmet needs in established and new pelvic health markets. We determined that our female sterilization technology (Ovion technology) and our *Her Option*® endometrial cryoablation product line did not fit our long-term strategy. During the third quarter of 2009, we sold our Ovion technology for $23.6 million, and in February of 2010, we sold the *Her Option*® product line for $20.5 million (see *Notes to Consolidated Financial Statements — No. 3, Goodwill and Intangible Assets*). We used the net proceeds from these sales to pay down our debt. The sale of these non-strategic assets has allowed us to concentrate our efforts and resources on improving and expanding the global reach of our products to restore quality of life to men and women through our innovative, life-changing solutions.

We maintain a website at *www.AmericanMedicalSystems.com.* We are not including the information contained on our website as a part of nor incorporating it by reference into this Annual Report on Form 10-K. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

**Markets and Products**

In recent years, the number of people seeking treatment for various pelvic health disorders has grown with the publicity for new treatments and drug therapies. We are focused on expanding the markets for our products because the portion of afflicted patients seeking treatment remains relatively low. When patients seek treatment, they generally begin with options that will be as minimally invasive as possible, such as pharmaceutical therapies. Also, when patients initially seek treatment, their first physician contact is usually with a general practitioner and not with a surgical specialist. If less invasive options have proven unsuccessful, patients and their physicians may consider surgery as a solution.

Sales of our products benefit from some of the same factors which drive sales in many other medical device companies: an aging population with a desire to maintain a high quality of life, the expanding availability of safe and effective treatments, minimally invasive solutions and increasing patient and physician awareness of these treatments.

The diseases our products address can profoundly affect quality of life and the burden of these diseases increases with age. The incidence of incontinence, erectile dysfunction and benign prostatic hyperplasia in men increases with age and with the incidence of prostate cancer surgery. Female incontinence and pelvic floor prolapse have been linked to pregnancy and childbirth among younger women, but also occur independently as women age.

As a result, we believe that as the "baby boomer" generation continues to age, the growth in the prospective patient pool for our products will accelerate. We also believe that this demographic group and those that follow will be less willing to accept the natural deterioration of body functions. We believe their desire to maintain a consistent quality of life will amplify the demand for our products and therapies. As a result, our strategy of providing an expanding portfolio of treatment options is an important business driver. In the last several years, we have successfully introduced new products and therapies to meet our target physician and patient needs.

Increasing patient awareness of these new treatments is critical to our continued success. We believe that advertising by pharmaceutical companies and increased private internet access to healthcare information has greatly increased patients' awareness of treatment options. For example, erectile dysfunction has become a more widely recognized disease largely due to the pharmaceutical industry's extensive advertising campaign for *Viagra*®,

*Levitra*® and *Cialis*®. Going forward, we expect continued advertisements to drive awareness of other pelvic health disorders. As individuals seek medical treatment, we expect many of them will learn about and choose a treatment involving one of our products. We facilitate that decision by working closely with physicians who are skilled in using our products and therapies, and by co-sponsoring meetings and community health talks where patients can learn more about the benefits of these procedures. In 2010, thousands of men and women attended community health talks on the conditions we treat. While the principal focus of our education efforts remains with physicians, we continue to expand our patient awareness initiatives, primarily through co-sponsored education and marketing activities with physician practices, and will continue to focus on patient initiatives in the future. Due to the complex nature of medical devices, our investments in training and education will continue to be an important element of our business in order for us to explain the benefits that our products offer.

Building physician awareness continues to be an important element of our education and marketing strategy. Physician training on the anatomy, physiology and surgical procedures surrounding pelvic health has become one of our core competencies. We trained approximately 7,400 physicians on our products and therapies in 2010. We believe our extensive experience in the pelvic health arena has resulted in a very strong franchise with urologists and we are working to build a similarly strong franchise with urogynecologists, surgical gynecologists and colorectal surgeons. The gynecology specialty is critical to our growth because most women who suffer from incontinence, pelvic floor prolapse and other pelvic disorders are likely to be referred to a gynecologist after first seeking help from their primary care physician.

We maintain our strong commitment to product innovation. During 2010, we launched the *GreenLight*™ *XPS* laser system and the MoXy™ Liquid Cooled Fiber for BPH therapy, and we will continue to focus on expanding the market for our *GreenLight*™ lasers and fibers. In our female continence product line, we recently launched the *MiniArc* Precise™ Single-Incision Sling System for the treatment of female stress urinary incontinence. *MiniArc* Precise™ is the next generation of the *MiniArc*® sling, the number one selling single-incision sling in the United States. Also in women's health, the *Elevate*® anterior (released in 2009) and *Elevate*® posterior (released in 2008) transvaginal pelvic floor repair systems each had strong sales growth throughout 2010. In the men's health business, we received regulatory approval in 2010 of the *Conceal*™ Flat Reservoir, which allows for an easier placement of the reservoir in the abdomen for an inflatable penile prothesis. We expect full launch in 2011. Finally, for male continence, the *AdVance*® *XP*, which was launched in our European markets in 2010, improves ease of use and clinical outcomes. U.S. launch of *AdVance*® *XP* will follow U.S. Food and Drug Administration (FDA) 510(k) clearance.

We remain committed to spending approximately 10 percent of our sales over the long term on research and development in order to develop new products and product improvements, generate robust clinical data, and continue to be recognized as a world leader in pelvic health innovation.

*Men's Health*

We estimate over 50 million men worldwide suffer from urinary incontinence, the involuntary release of urine from the body. Male incontinence may be managed with a catheter and leg bag to collect urine, or with pads and diapers to absorb the leaks. These measures are far from ideal, as they come with recurring replacement product costs, the potential for infection, embarrassing leaks and odor, a significantly diminished quality of life, and may even result in the need for managed care.

Since 1972, when we introduced the predecessor to the *AMS 800*® Artificial Urinary Sphincter, we have been the leading medical device company supplying surgical solutions for male incontinence. The fully implantable *AMS 800*® system includes an inflatable urethral cuff to restrict flow through the urethra and a control pump that allows the patient to discreetly open the cuff when he wishes to urinate. The *AMS 800*® with *InhibiZone*® has successfully reduced surgical infections, similar to the results seen in erectile restoration applications. Since 2000, we have also been selling the *InVance*® sling system, a less-invasive procedure for men with moderate incontinence, and in 2007, we released the *AdVance*® sling system for the treatment of mild to moderate stress urinary incontinence. We also offer the *UroLume*® endoprosthesis stent as a less invasive procedure for patients who may not be good surgical candidates, as well as for men suffering from bulbar urethral strictures. Our *Acticon*® Neosphincter is used to treat severe fecal incontinence, the loss of bowel control, in men for whom less invasive treatments have failed.

Erectile dysfunction is the inability to achieve or maintain an erection sufficient for sexual intercourse. It is most often caused by vascular disease, complications from diabetes, or prostate surgery which can damage both nerves and arteries necessary for erectile function. This disease can also be caused by spinal cord injury, and may have a psychogenic component. We estimate that erectile dysfunction may affect over 400 million men and their partners around the world. The primary treatment for erectile dysfunction is the class of drugs referred to as PDE-5 inhibitors. Approximately 30 percent of patients using these drugs do not have a positive response. If such drugs are not effective, the patient may elect to have an implant of one of our penile prosthesis products, which provide consistent, reliable solutions.

We lead the penile implant market with a series of semi-rigid malleable prostheses and a complete range of more naturally functioning inflatable prostheses, including the *AMS 700®* *MS*. We have refined our market leading implants over the years with improvements to the *AMS 700®* series of inflatable prostheses, including the *AMS 700 LGX®* and the *MS Pump®*. Another key factor that distinguishes our products is the use of the *InhibiZone®* antibiotic coating for which we received FDA approval in July 2009 for our product claim that *InhibiZone®* reduces the rate of revision surgery due to surgical infections. Physician preference for these new products contributed to the continued growth in erectile restoration sales.

*BPH Therapy*

Our products can be used to relieve restrictions on the normal flow of urine from the bladder caused by bladder obstructions, generally the result of BPH or bulbar urethral strictures. Symptoms of BPH include increased urination frequency, sudden urges to urinate, and weak urine flow. More than 70 percent of men over age 60 have some symptoms of BPH. Prior to the development of less invasive therapies, the conventional treatment for those experiencing a physical obstruction of the prostatic urethra was a surgical removal of the prostatic tissue performed under general anesthesia, known as a transurethral resection of the prostate (TURP). We offer men an alternative to a TURP, with the *GreenLight™* photovaporization of the prostate. This laser therapy is designed to reduce the comorbidities associated with TURP. The *GreenLight™* laser system has paved the way for creating a new standard of care in the treatment of BPH. This new standard of BPH care is further advanced by the *GreenLight™ XPS* and *MoXy™* Liquid Cooled Fiber which provide shorter treatment times with similar long-term results compared to other laser systems. The *GreenLight™* laser system offers an optimal laser beam that balances vaporization of tissue with coagulation to prevent blood loss and providing enhanced surgical control compared to other laser systems. We also offer the *StoneLight®* laser and *SureFlex™* fiber optics for the treatment of urinary stones. *StoneLight®* is a lightweight and portable 15-watt holmium laser that offers the right amount of power to effectively fragment most urinary stones. The *SureFlex™* fiber optic line is engineered to deliver more energy safely and effectively, even under maximum scope deflection, for high performance holmium laser lithotripsy.

Our *TherMatrx®* product is designed for those men not yet to the point of urethral obstruction, but for whom symptomatic relief is desired. It is a less-invasive tissue ablation technique that can be performed in a physician's office using microwave energy delivered to the prostate. The market for an office-based therapy for BPH has remained relatively flat, at approximately 100,000 men treated annually, partially due to the continued adoption of laser delivered BPH treatments.

*Women's Health*

We estimate over 500 million women worldwide suffer from urinary or fecal incontinence. These diseases can lead to debilitating medical and social problems, ranging from embarrassment to anxiety and depression. There are three types of urinary incontinence: stress, urge, and mixed incontinence (a combination of stress and urge). While stress incontinence is generally caused by a weakening of the pelvic floor and resultant hypermobility of the urethra, urge incontinence is more complex and currently not as well understood. Pads and diapers are often used to contain and absorb leaks, and may be acceptable for controlling mild incontinence. Drug therapy and electrical nerve stimulation are currently used to treat urge incontinence. Incontinence may be treated through exercises to strengthen pelvic floor muscles, or through the injection of collagen or some other bulking agent into the wall of the urethra or bladder neck to narrow the passage. Surgical solutions are generally recommended only when these other therapies are not effective. Our current products in the market treat stress incontinence, which generally results from a weakening of the tissue surrounding the bladder and urethra which can be a result of pregnancy, childbirth and aging.

We offer a broad range of systems to restore female continence led by *Monarc*® and *MiniArc*®. *Monarc*®, launched in 2003, has established itself as a standard treatment for stress incontinence. It incorporates unique helical needles to place a self-fixating, sub-fascial hammock through the obturator foramin. Our *MiniArc*® Single-Incision Sling for stress incontinence was released in 2007 and requires just one incision to surgically place a small sling under the urethra, which minimizes tissue disruption and potential for blood loss, thereby allowing the procedure to be done with less anesthesia on an outpatient basis. In 2010, we launched the *MiniArc Precise*™, which is designed to enhance the ease and accuracy of placement of the *MiniArc*® device and will continue the success for our women's health incontinence solutions.

The *Acticon*® neosphincter, an extension of our urinary control technology, is used to treat severe fecal incontinence primarily as the result of complications from childbirth, including episiotomy.

Pregnancy, labor, and childbirth may also cause pelvic floor prolapse and other pelvic floor disorders. Prolapse and other pelvic floor defects may be treated with a variety of open, laparoscopic, and transvaginal surgeries. We estimate over 400,000 procedures are performed annually around the world to repair some form of pelvic floor prolapse in women. These procedures have historically been performed through the use of suture and graft materials designed for other surgical applications. We offer less invasive solutions for pelvic floor repair. In 2008, we introduced the *Elevate*® transvaginal pelvic floor repair system, with no external incisions. Using an anatomically designed needle and self-fixating tips, *Elevate*® allows for safe, simple and precise mesh placement through a single vaginal incision. The posterior system was launched in 2008 and the anterior system was launched in 2009.

**Selling and Marketing**

We sell our products in the United States, Canada, Australia, Brazil, and many western European countries through direct sales representatives. At the end of 2010, we had over 500 employees in our global sales and marketing force. We also ended 2010 with 80 independent distributors who represent our products in countries where we do not have direct sales representatives and accounted for approximately 5.6 percent of our worldwide sales. In specific laser therapy markets in the United States, we sell to mobile providers. No single customer or group of customers accounts for more than ten percent of our total sales. Local market conditions, including the regulatory and competitive situation, determine the type of products we sell in each market.

Our marketing organization is responsible for understanding patient and physician needs, guiding new product development, and increasing the awareness, understanding, and preference for our products among physicians and patients.

**Manufacturing and Supply**

We use approximately 110,000 square feet of our facilities in Minnesota and California for manufacturing, warehousing, and distribution of our products. In 2010, we consolidated our laser therapy operations by moving the Arizona operations to our California facility, which resulted in improved manufacturing efficiencies. We utilize warehouses to support local distribution in countries outside the U.S. where we have direct sales representation. In February 2011, we started to use a third-party warehouse and distribution center for certain finished goods in the U.S., which we anticipate will result in improved efficiencies, long-term cost savings, and also provide risk mitigation for our overall operations. Our Minnesota location now serves as our back-up warehouse and distribution center for certain products. We maintain a single-shift manufacturing operation and employ lean manufacturing approaches for the reduction of waste in manufacturing processes and alignment of production with customer demand. Some of our products utilize raw materials or components that are either single or sole-sourced.

We maintain a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance, and quality control test methods. Our documentation systems comply with appropriate FDA and International Organization for Standards (ISO) requirements.

**Research and Development**

We are committed to developing new products and improving our current products to provide physicians and patients with better clinical outcomes through less invasive and more efficiently delivered therapies. Most of our research and development activities are conducted in our Minnesota and California facilities, although we also work with physicians, research hospitals, and universities around the world. Many of the ideas for new and improved products come from a global network of leading physicians who also work with us in evaluating new concepts and in conducting clinical trials to gain regulatory approvals. We conduct applied research in areas that we think will likely lead to product commercialization activities. This research is often done at a technology platform level such that the science can be utilized to develop a number of different products. The development process for any new product can range from months to several years, primarily depending on the regulatory pathway required for approval.

Our product development engineers work closely with their marketing partners to identify important needs in the urology, gynecology, urogynecology and colorectal markets. The team then analyzes the opportunities to optimize the value of the product development portfolio. Our product development teams continue to improve our current product lines and develop new products to increase our market share and also expand the markets we serve. In addition, we believe our clinical data will continue to drive market expansion for our therapies and demonstrates our technology leadership position.

Our spending on research and development activities, including clinical and regulatory work totaled $53.4 million, $52.8 million and $46.2 million in 2010, 2009 and 2008, respectively. These research and development dollars represented 9.8 percent, 10.2 percent and 9.2 percent of sales for each year respectively. We plan to target research and development spending at approximately 10 percent of sales for the foreseeable future.

**Competition**

Competition in the medical device industry is intense and characterized by extensive research efforts and rapid technological progress. The primary competitive factors include clinical outcomes, distribution capabilities, and price relative to (1) competitive technologies and (2) reimbursements to physicians and hospitals for their services. With certain of our products, our competitors may have greater resources with which to develop and market products, broader distribution resources, and economies of scale which we do not have. Our competitive advantage is driven by our focus on the pelvic health market and our ability to develop new products and innovative procedures, obtain regulatory clearance, ensure regulatory compliance, protect our intellectual property, protect the proprietary technology of our products and manufacturing processes and maintain and develop preference for our products among physicians and patients. All of these abilities require recruiting, retaining, and developing skilled and dedicated employees, training physicians and maintaining and developing excellent relationships with physicians and suppliers.

**Intellectual Property**

We rely on intellectual property including patents, trade secrets, technical innovations, and various licensing agreements to protect and build our competitive position. We own 247 issued U.S. patents, with approximately half of such patents being issued or acquired in the last five years, and numerous international patents covering various aspects of our technology. We also have U.S. and international patent applications pending. We review competitive products and patents to actively enforce our rights and to avoid infringing the legitimate rights of others.

We file patent applications to protect technology, inventions, and improvements that we consider important, but we cannot ensure our applications will be granted, or that, if granted, the patents will provide broad protection for our products, or that our competitors will not challenge or circumvent these patent rights. Costs to defend our patents or to protect our activities from the patent claims of others could be substantial, even if we are successful in defending the claims. We do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by others.

**Government Regulation**

Numerous governmental authorities, principally the FDA and comparable foreign regulatory agencies, regulate the development, testing, manufacturing, labeling, marketing, and distribution of our products. In Europe and certain other countries, we comply with the European Union Directives for Medical Devices and certify our compliance with the CE Mark. In other countries outside the United States, we ensure appropriate local registration and authorization. In the U.S., our products fall into FDA Classes I, II, and III depending on the indications for use and the risk the products pose to the patient. Class I includes devices with the least risk and Class III includes those with the greatest risk.

The class to which our products are assigned determines the type of pre-marketing application required for FDA clearance. If the product is classified as Class I or II, and if it is not exempt, a 510(k) will be required to obtain marketing clearance. It generally takes several months from the date of most 510(k) submissions to obtain clearance, and it may take longer, particularly if a clinical trial is required. Class III devices generally require a pre-market approval application (PMA) supported by investigational clinical studies. The PMA process can be expensive, uncertain, require detailed and comprehensive data, and generally takes significantly longer than the 510(k) process. Our penile implant, artificial urinary and bowel sphincters, *UroLume*® endoprosthesis stent, and *TherMatrx*® products have been approved through the PMA process and were supported by clinical trials. Our other products were cleared through the 510(k) pre-market notification process.

If human clinical trials of a device are required, either for a 510(k) submission or a PMA, the sponsor of the trial, usually the manufacturer or the distributor of the device, must file an investigational device exemption (IDE) application prior to commencing human clinical trials. The FDA may not approve the IDE and, even if it is approved, the FDA may not accept that the data derived from the studies supports the safety and efficacy of the device or warrants the continuation of clinical trials.

The FDA and international regulatory authorities periodically inspect our operations to assure themselves of our compliance with applicable quality system regulations. We must comply with a host of regulatory requirements that apply to medical devices and drug device combination products marketed worldwide. If we fail to comply with these regulatory requirements, our business, financial condition, and results of operations could be significantly harmed.

**Third-Party Reimbursement**

Most of our products are purchased by hospitals that are reimbursed for their services by third-party payers including Medicare, Medicaid, comparable foreign agencies, private health care insurance, and managed care plans. The reimbursement environment facing our customers varies widely, as do our customers' systems for dealing with such variation.

At times, many third-party payers (including governments and large, influential private payers) seek to reduce their costs by denying coverage for certain procedures, including new procedures for which efficacy has not yet been well established, or reimburse at rates which do not cover the full cost of procedures. New products and procedures that we develop may not find market acceptance because of delays in third-party payer acceptance of the medical value of the new procedures.

The level of third party reimbursement has fluctuated from time to time in the past, may fluctuate in the future, and is subject to review or withdrawal at any time. The level of reimbursement may influence whether customers purchase our products. Reimbursement rates also vary depending on whether the procedure is performed in a hospital, ambulatory surgery center or physician office.

**Employees**

As of January 1, 2011, we employed 1,255 people in the following areas: 302 in manufacturing; 364 in U.S. sales, marketing and distribution; 150 in administration; 113 in regulatory, clinical and quality assurance; 99 in research and development; and 227 internationally. We do not have any organized labor unions. We believe we have an excellent relationship with our employees.

**Accounting Periods**

We have a 52-or 53-week fiscal year ending on the Saturday nearest December 31. Accordingly, fiscal years 2010, 2009 and 2008 ended on January 1, 2011, January 2, 2010 and January 3, 2009, respectively, and are identified in this report as 2010, 2009 and 2008. Fiscal year 2008 had 53 weeks and fiscal years 2010 and 2009 consisted of 52 weeks.

**Financial Information about Geographic Areas**

Approximately 27.2 percent, 28.0 percent, and 29.1 percent of our consolidated revenues in 2010, 2009 and 2008, respectively, were from sales to customers outside of the United States. See *Notes to Consolidated Financial Statements – No. 10, Industry Segment Information and Foreign Operations* for more information.

**Executive Officers of American Medical Systems Holdings, Inc.**

The persons listed below are our current executive officers. Our executive officers are elected annually. There is no family relationship among any of the directors or executive officers, and no executive officer has been involved during the past ten years in any legal proceedings described in applicable Securities and Exchange Commission Regulations.

| Name | Age | Title |
|---|---|---|
| Anthony P. Bihl, III | 54 | President and Chief Executive Officer |
| Mark A. Heggestad | 52 | Executive Vice President and Chief Financial Officer |
| Whitney D. Erickson | 44 | Senior Vice President, General Manager Men's Health |
| Maximillian D. Fiore | 56 | Senior Vice President and Chief Technology Officer |
| Jeanne M. Forneris | 57 | Senior Vice President and General Counsel |
| Joe W. Martin | 58 | Senior Vice President, General Manager BPH Therapy |
| John F. Nealon | 48 | Senior Vice President, General Manager Women's Health |
| Thomas K. Rasmussen | 57 | Vice President Minnetonka Operations & Worldwide Logistics |
| Randall R. Ross | 48 | Senior Vice President, Human Resources |
| Michael E. Ryan | 51 | Vice President, General Manager Asia Pacific/Latin America Region |

*Anthony P. Bihl, III* was named Chief Executive Officer in April 2008. Mr. Bihl has over 25 years experience in financial, operational, and global management and medical instrument manufacturing. He served as Chief Executive Officer of Siemens Medical Solutions Diagnostics Division from January to November 2007, after its acquisition of the Diagnostics Division of Bayer HealthCare LLC, an operating unit of Bayer AG, a chemical and pharmaceutical company, where he served in various positions since 2000. From September 2004 to December 2006, he served as the President of the Diagnostics Division of Bayer Healthcare, LLC. In May 2002, he became the Senior Vice President of Business Planning and Administration (BPA), where he was responsible for the oversight, direction and management of the various functions within BPA, including accounting, supply chain, strategic planning, business development, information management and technology, and the Viterion TeleHealthcare joint venture with Matsushita. From January 2000 to May 2002, he served as the Vice President of Finance & Controlling for Bayer Diagnostics' Laboratory Testing segment. Prior to his time with Bayer, Mr. Bihl held various managerial positions of increasing responsibility within finance and operations in the medical diagnostics, diagnostics imaging and biotechnology businesses.

*Mark A. Heggestad* has served as our Executive Vice President and Chief Financial Officer since December 2006. Mr. Heggestad has over 20 years of experience in financial leadership roles in the medical device industry. From 1987 to 2006, he served in various management positions at Medtronic, Inc., a global leader in medical technologies, including Vice President of Finance and IT for the Cardiac Surgery Business, Vice President of Corporate Audit & Compliance Assurance and Vice President of Corporate Finance, Assistant Controller. Prior to 1987, Mr. Heggestad was an audit manager for KPMG, LLP.

*Whitney D. Erickson* has served as our Senior Vice President and General Manager of Men's Health since January 2007. Ms. Erickson has over 20 years of global experience including roles in process technology, operations leadership, marketing, business development and general management. She was previously with Honeywell International, where she spent 11 years, most recently as a Vice President for Business Development from 2004 to 2007, involved in integration of various Honeywell acquisitions. Prior to Honeywell, Ms. Erickson was with the former James River Corporation, as well as General Electric. She has worked in a variety of industries including polymers, pharmaceutical packaging and chemical intermediates as well as security hardware and power transformation.

*Maximillian D. Fiore* has served as our Senior Vice President and Chief Technology Officer since August 2009. Mr. Fiore has over 25 years experience in engineering, R&D, quality, and manufacturing. Most recently, he was Senior Vice President of Research, Development and Operations from August 2005 to January 2009 at OmniSonics Medical Technologies in Wilmington, Massachusetts. OmniSonics is a venture backed medical device company focused on developing breakthrough products for the treatment of vascular occlusive disease. Prior to OmniSonics has was Vice President of R&D from May 2003 to August 2005 for Smith & Nephew Endoscopy Division in Andover, MA. From 1994 until 2003 he was Vice President of Engineering at Aradigm Corporation in California. Prior to that, Mr. Fiore was the Director of Engineering at Johnson & Johnson – Lifescan from 1990 to 1994. Prior to that, Mr. Fiore held managerial positions at Abbott Laboratories from 1982 until 1990.

*Jeanne M. Forneris, J.D.* joined our company as our Senior Vice President and General Counsel in February 2010. Ms. Forneris served as Vice President of Strategic Investments for the Cardiac Rhythm Disease Management Division of Medtronic, Inc. from January 2007 to February 2010, and as Vice President and Senior Counsel for the Cardiac Rhythm Disease Management Division of Medtronic from July 1999 to January 2007. Prior to her time at Medtronic, Ms. Forneris served as Vice President and General Counsel of the M. A. Mortenson Company and also worked in private practice.

*Joe W. Martin* has served as Senior Vice President and General Manager BPH Therapy since April 2009. Mr. Martin brings over 25 years of leadership experience in medical products, including capital equipment and surgical products. Most recently, Mr. Martin served as the CEO from 2007 to 2009 of Milestone Scientific, a leading provider of medical and dental solutions. Prior to Milestone Scientific, Mr. Martin spent 13 years at Bayer Healthcare in a variety of leadership positions including president of the diabetes care division from 2000 to 2005. Before joining Bayer Healthcare, he held leadership positions of increasing responsibility in sales and marketing, including international roles, during his 12 years in the diagnostics division of Abbott Laboratories.

*John F. Nealon* has served as Senior Vice President and General Manager, Women's Health since April 2008. Prior to his appointment as General Manager, Mr. Nealon served as Senior Vice President of Business Development from April 2005 to July 2008. From January 2002 to April 2005, he served as our Vice-President of Global Marketing. Mr. Nealon has over 20 years of experience in the medical device industry. From 1996 to 2001, he served on the management team at Survivalink, a start-up medical device company which developed and marketed automated external defibrillators (AEDs). During his final three years at Survivalink, he served as Vice-President, Marketing and International Sales. In 1996, he served as Director of Product Marketing for Summit Medical. From 1989 to 1996, he served in a variety of global product marketing roles at GE Medical Systems in the x-ray, surgery and cardiology businesses.

*Thomas K. Rasmussen* has served as Vice President of the Minnetonka Operations and Worldwide Logistics since August 2007. Mr. Rasmussen has over 30 years of experience in engineering, quality, R&D, manufacturing and supply chain. From 1996 to 2007, Mr. Rasmussen worked for Smiths Medical as Director of Operations – Infusion Systems, then Vice President Medical Delivery Operations, and finally as Vice President of the U.S. Supply Chain. Prior to Smiths Medical he worked for the 3M Company primarily within its various Health Care divisions in many different business functions and locations.

*Randall R. Ross* has served as Senior Vice President of Human Resources since June 2009. Mr. Ross has over 20 years of experience in the field of Human Resource Management. Most recently, he was Vice President of Human Resources from 2000 to 2009 at Best Buy, a global retailer of technology and entertainment products and services, where he led the HR function for the company's 4,000-plus corporate staff and its subsidiaries. Prior to Best Buy, he had Human Resource leadership assignments at Target Corporation and Dow Chemical Company. He also served in a number of roles at the University of St. Thomas (Minnesota), including adjunct faculty member in the graduate program in Human Resource Development, staff psychologist and instructor for the University's Center for Business Excellence. Mr. Ross is a licensed psychologist in the state of Minnesota.

*Michael E. Ryan* has served as our Vice President and General Manager, Asia Pacific/Latin America Region, since January 2009. Mr. Ryan has more than 20 years of Sales and Marketing experience within the U.S. and International AMS sales organization. Previously, Mr. Ryan served as our Vice President, Sales and Marketing, Intercontinental from May 2007 to January 2009, and he was Area Sales Director, responsible for the Eastern United States, from November 2005 to May 2007. He has opened and expanded AMS direct affiliate offices around the globe and developed the extensive international distributor sales team in Europe, Latin America and Asia Pacific.

**Item 1A. Risk Factors**

The following risk factors should be considered carefully in connection with any evaluation of our business, financial condition, results of operations, prospects and an investment in our common stock. Additionally, the following risk factors could cause our actual results to materially differ from those reflected in any forward-looking statements.

*Our revenues and operating results may be negatively affected and we may not achieve future growth projections if we fail to compete successfully against our competitors, fail to develop our presence in new markets, or fail to develop new products or technologies.*

Our competitors include several large medical device manufacturers that may have greater resources, more widely accepted products, better distribution channels, less invasive therapies, greater technical capabilities and stronger name recognition than we do. This is particularly the case when we enter new markets or develop technologies for new therapies. We expect our competitors will continue to improve their products and develop new competing products, including less invasive or non-invasive products, pharmaceuticals and cell or gene therapies. These new technologies and products may beat our products to the market, be more effective than our products, render our products obsolete by substantially reducing the prevalence of the conditions our products and therapies treat, or provide the same benefits as our existing products at the same or lower price. As part of our growth strategy, we intend to introduce a number of new products and product improvements. Product introductions depend upon a variety of factors, including timely receipt of appropriate regulatory approvals. We may be unable to compete effectively with our competitors, or achieve our internally established growth targets, if we cannot maintain our market share and introduce new alternative products, techniques, therapies and technologies, along with obtaining timely approval from applicable regulatory authorities, in the markets we serve.

*Our sales may be adversely affected if physicians do not recommend, endorse or accept our products.*

We rely upon physicians to recommend, endorse and accept our products. Many of the products we acquired or are developing are based on new treatment methods. Acceptance of our products is dependent on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy, and cost-effectiveness of our products compared to competitive products, and on training physicians in the proper application of our products. We believe our products address major market opportunities, but if we are unsuccessful in educating physicians about the benefits of our products, or our products are identified in regulatory agency public health communications, our sales and earnings could be adversely affected. In addition, most of our products are used by physicians who are required to maintain certain levels of medical malpractice insurance to maintain their hospital privileges. As the cost of this insurance increases, certain physicians who have used our products to treat their patients may stop performing surgeries or providing therapies. Unless the patients who would have been treated by these physicians are referred to other physicians who would use our products, sales of our products could decline.

*We are subject to many laws and regulations and any adverse regulatory action may have a material adverse effect on our financial condition and operations.*

Our products, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and foreign agencies. Each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices. The FDA has recently increased its scrutiny of the medical device industry and is expected to continue to scrutinize the industry closely with inspections and enforcement actions. Foreign governmental regulations have also become increasingly stringent and more common, and we may become subject to even more rigorous regulation by foreign governmental authorities in the future.

If we fail to receive regulatory approval for future products, or for modifications to the design, labeling or indications for use of existing products, we will be unable to market and sell these products. The process of obtaining approval from the FDA and foreign regulatory agencies for new products, or for enhancements or modifications to existing products, could:

- take a significant amount of time,
- require the expenditure of substantial resources,
- involve rigorous pre-clinical and clinical testing,
- involve modifications, repairs or replacements of our products, and
- result in limitations on the indicated uses of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. For example, we are required to comply with the FDA's Quality System Regulation (QSR), which mandates that manufacturers of medical devices adhere to certain quality assurance requirements pertaining to, among other things, design controls, quality systems, labeling requirements and documentation practices. The FDA and foreign authorities periodically inspect our manufacturing facilities for compliance with these requirements. In addition, we are required to comply with medical device reporting regulations, which require us to report to FDA or similar foreign regulatory agency in other countries when our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. A regulatory authority's disagreement with the approach taken to comply with regulatory requirements or our failure to obtain the necessary product approvals could result in the authority:

- imposing fines and penalties on us;
- preventing us from manufacturing or distributing our products;
- bringing civil or criminal charges against us;
- delaying the introduction or denying marketing approval of our new products;
- recalling, withdrawing, or seizing our products; and
- requiring additional regulatory filings and/or approvals.

Any adverse regulatory action or domestic or foreign governmental medical device law or regulation imposed in the future, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our financial condition and results of operations.

*We could incur significant costs or other negative impacts if significant product liability claims are made against us.*

The manufacture and sale of medical devices exposes us to the risk of product liability claims. In the past, and at present, we have a number of product liability claims relating to our products. In the future, we may be subject to additional product liability claims, some of which may damage our reputation, divert the time, attention and resources of our management, require us to pay substantial damage awards as a result of any successful claim, or otherwise have a negative impact on our business. As our product and therapy portfolio broadens into the treatment of additional medical indications, our historical product liability experience may not be a reflection of our longer term future exposure. As a result of our exposure to product liability claims, we currently carry product liability insurance with policy limits per occurrence and in the aggregate that we believe to be adequate. We cannot provide assurance, however, whether this insurance is sufficient, or if not, whether we will be able to obtain sufficient insurance to cover the risks associated with our business or whether such insurance will be available at premiums that are commercially reasonable. If a product liability claim or series of claims is brought against us for uninsured liabilities or for amounts in excess of our insurance coverage, our business, operating results and financial condition would be adversely impacted.

*We may experience an interruption in sales of a product and incur significant costs and negative publicity if that product is recalled or withdrawn.*

In the event that any of our products present a health hazard to the patient or physician, fail to meet product performance criteria or specifications, including labeling, or fail to comply with applicable laws and regulations including those administered by the FDA and foreign regulatory authorities, we could voluntarily recall or withdraw the products. The FDA and similar international regulatory bodies have the authority to require us to recall or withdraw our products in the event of material deficiencies or defects in design or manufacturing. A voluntary or government mandated recall or withdrawal could occur as a result of unanticipated safety risks, manufacturing errors or design defects, including defects in labeling. In addition, significant negative publicity could result in an increased number of product liability claims, whether or not these claims are supported by applicable law. We have initiated product recalls in the past and there is a possibility that we may recall or withdraw products in the future and that future recalls or withdrawals could result in significant costs to us, in significant negative publicity and product liability claims that could harm our ability to market our products in the future.

*Changes in third-party reimbursement for our products and therapies may influence our customers' purchasing activity.*

Our physician and hospital customers depend on third-party government and non-governmental entities around the world to reimburse them for services provided to patients. The level of such third-party reimbursement has fluctuated from time to time in the past, may fluctuate in the future, and is subject to review or withdrawal at any time. The level of reimbursement may influence whether customers purchase our products. Reimbursement rates vary depending on whether the procedure is performed in a hospital, ambulatory surgery center or physician office. Furthermore, health care regulations and reimbursement for medical devices vary significantly from country to country, particularly in Europe. This changing environment could adversely affect our ability to sell our products in some European countries. Additionally, as we continue to expand into new global markets, we face the potential for lengthy reimbursement approval timeframes, process delays or a lack of transparency in certain reimbursement approval requirements. In summary, any unfavorable change in reimbursement could have a negative impact on our business.

*Health care policy changes, including recent legislation in the U.S. that imposes additional taxes on us, may have a material adverse effect on our business.*

In response to perceived increases in health care costs in recent years, the federal government, state governments, regulators and third-party payers continue to propose legislative changes to control these costs and, more generally, to reform the U.S. healthcare system. We cannot predict the effect newly enacted laws or future legislation or regulations will have on reimbursement rates, demand for our products or other aspects of our business from health care legislation that could be enacted at either the federal or state level.

On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (the Reconciliation Bill) was signed into law by President Obama. The Reconciliation Bill amended the Patient Protection and Affordable Care Act (PPACA), which was signed into law on March 23, 2010. The PPACA, as amended, includes funding provisions to raise nearly $400 billion over 10 years through tax increases, including an excise tax on manufacturers of certain medical devices equal to 2.3 percent of the sale price of specified medical devices sold by the manufacturer. The excise tax applies to sales of certain products in our U.S. market after December 31, 2012. The excise tax will result in an increase in our tax burden, which will have a negative impact on our results of operations and cash flows beginning after December 31, 2012.

*Our sales could decline if our procedures are not accepted by patients.*

We predominantly sell implants and therapies for surgical procedures or treatments. If patients do not accept our products and therapies, our sales may decline. Patient acceptance of our products and therapies depends on a number of factors, including the failure of non-invasive therapies, the degree of invasiveness involved in the procedures using our products, the rate and severity of complications, and other adverse side effects from the procedures using our products. Patients are more likely to first consider non-invasive alternatives to treat their urological and related disorders. Broader patient acceptance of alternative therapies or the introduction of new oral medications or other less-invasive therapies could adversely affect our business.

*Our products face the risk of technological obsolescence, which, if realized, could have a material adverse effect on our business.*

The medical device industry is characterized by rapid and significant technological change. We depend on our medical device technology and products to generate revenue. Therefore, we face the risk that third parties will succeed in developing or marketing technologies and products that are more effective than ours or that would render our technology and products obsolete or noncompetitive. Additionally, new, less invasive procedures and medications could be developed that replace or reduce the importance of current procedures that use our products or may cause our customers to delay or defer purchasing our products. Accordingly, our success depends in part upon our ability to respond quickly to medical and technological changes through the development and introduction of new products. The relative speed with which we can develop products, complete clinical testing and regulatory clearance or approval processes, train physicians in the use of our products, gain reimbursement acceptance, and supply commercial quantities of the products to the market are expected to be important competitive factors. Any delays could result in a loss of market acceptance and market share. Product development involves a high degree of risk, and we cannot provide assurance that our new product development efforts will result in any commercially successful products.

*Worldwide economic conditions may adversely affect our business, operating results and financial condition.*

We believe the worldwide economic conditions have resulted and may continue to result in reduction in the procedures using our products. Although a majority of our products are subject to reimbursement from third-party government and non-governmental entities, some procedures that use our products can be deferred by patients. In current economic conditions, patients may not have employer-provided healthcare, be as willing to take time off from work or spend their money on deductibles and co-payments often required in connection with the procedures that use our products. Beyond patient demand, hospitals and clinics may be less likely to purchase capital equipment in the current economic conditions and credit environment. Economic conditions could also affect the financial strength of our vendors and their ability to fulfill their commitments to us, and the financial strength of our customers and our ability to collect accounts receivable. While we believe worldwide economic conditions may have contributed to a softening in our recent revenue growth rates, the specific impact is difficult to measure. We cannot predict how these economic conditions will impact our future sales, cost of goods sold, or bad debt expense.

*We may not be able to supply products that incorporate materials or components which are single or sole-sourced.*

Some of our products utilize raw materials or components that are either single- or sole-sourced. These sources of supply could encounter manufacturing difficulties or may unilaterally decide to stop supplying us because of product liability concerns or other factors. We currently rely on single- or sole-source suppliers for certain components used in our male prostheses, many of our female products, our *GreenLight*™ laser systems, and for the *TherMatrx*® disposables. We cannot be certain that we would be able to timely or cost-effectively replace any of these sources upon any disruption. The loss of any of these suppliers could have a material adverse effect on our financial results in the near term, as we would be required to qualify alternate designs or sources.

The start-up, transfer, termination or interruption of any of these relationships or products, or the failure of our suppliers to supply product to us on a timely basis or in sufficient quantities, would likely cause us to be unable to meet customer orders for our products and harm our reputation with customers and our business. If we obtain a new supplier for a component, we may need to obtain FDA approval of a PMA supplement to reflect changes in product manufacturing. Further, if FDA approval of a PMA supplement is required, any delays in delivery of our product to customers could be extended due to FDA review time and our costs associated with the change in product manufacturing may increase.

*Loss of our principal manufacturing and distribution facilities would adversely affect our financial position.*

Manufacturing of our products takes place in our Minnesota and California facilities. Although we believe we have adequate physical capacity to serve our business operations for the foreseeable future, and we carry property insurance on our facilities, we do not have a back up manufacturing facility, and the loss or impairment of either of our Minnesota or California facilities would have a material adverse effect on our sales, earnings, and financial condition. In February 2011, we started to use a third-party warehouse and distribution center for certain finished goods in the U.S., which we anticipate will result in improved efficiencies, long-term cost savings, and also provide risk mitigation for our overall operations because our Minnesota location now serves as our back-up warehouse and distribution center for certain products. We also use a third-party warehouse and distribution center in Europe for certain finished goods. If our third-party warehouse and distribution partners suffer an interruption in business, or experience delays, disruptions, quality control, or regulatory problems in their operations, or refuse or are unable to provide services of acceptable quality, our ability to ship products to our customers could be delayed or the products that are shipped may not meet our customer's expectations and our business, operating results and financial condition would be adversely affected.

*Conversion of our 2036 Notes and 2041 Notes into common stock could result in dilution to our shareholders.*

As of January 1, 2011, we have $62.0 million in principal amount of convertible senior subordinated notes due 2036 (2036 Notes) and 250.0 million in principal amount of convertible senior subordinated notes due 2041 (2041 Notes). Our 2036 Notes and 2041 Notes (Convertible Notes) are convertible, at the option of the holder, into shares of our common stock at an initial conversion price of $19.406 per share, subject to adjustment. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of Convertible Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value (determined in the manner set forth in the indenture under which the Convertible Notes were issued) of the number of shares of our common stock as determined based on the conversion rate. If the conversion value exceeds $1,000, we will also deliver, in addition to cash, a number of shares of our common stock to satisfy the value that exceeds $1,000 in the manner set forth in the indenture. The number of shares of common stock issuable upon conversion of the Convertible Notes increases as the market price of our common stock increases, as described in the *"Liquidity and Capital Resources"* section of *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. All of the above conversion rights are subject to certain limitations imposed by our senior secured credit facility agreement.

*Failure to satisfy the obligations related to our Convertible Notes and maintain compliance with our senior secured credit facility agreement could have a material adverse effect on our business.*

Our Convertible Notes require timely interest payments and compliance with various requirements to avoid an event of default as described fully in the indenture under which the Convertible Notes were issued. The senior secured credit facility contains various restrictive covenants where compliance is essential for credit availability as the senior secured credit facility has a revolving line of credit that could serve as an additional source of liquidity if needed. Failure to comply with any payment or compliance requirements of our debt would entitle the lenders to, among other things, accelerate the maturity or terminate the availability of credit commitments.

*Should financial results severely decline, we might have to record a significant goodwill impairment charge.*

We are required to evaluate goodwill each year for impairment. If we determine the fair value is less than the carrying value, an impairment loss will be recorded in our statement of operations. The determination of fair value is a highly subjective exercise and can produce significantly different results based on the assumptions used and methodologies employed. It is likely that if our financial results were to decline substantially and if macroeconomic conditions eroded substantially, we would have to record a non-cash goodwill impairment loss in our statement of operations.

*We may be unable to adequately protect our intellectual property rights or obtain necessary intellectual property rights from third parties which could adversely affect our business, including losing market share to our competitors and the inability to operate our business profitably.*

Our success depends in part on our ability to obtain and defend patent and other intellectual property rights that are important to the commercialization of our products and therapies. We rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot be assured that pending patent applications will be issued. The U.S. Patent and Trademark Office, or PTO, may deny or significantly narrow claims made under patent applications and the issued patents, if any, may not provide us with sufficient commercial protection. We could incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions. We cannot be sure that patents we hold or may hold in the future will not be successfully challenged, invalidated or circumvented in the future. Others, including our competitors, may independently develop similar or competing technology or design around any of our patents and may have or may in the future seek to apply for and obtain patents that may prevent, limit or interfere with our ability to make, issue, use and sell our products and product candidates. We have not secured patent protection in certain foreign countries in which our products are sold. The laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

We seek to protect our trade secrets and unpatented proprietary technology, in part, with confidentiality agreements with our employees and consultants. We cannot ensure, however, that:

- these agreements will not be breached;
- we will have adequate remedies for any breach; or
- our trade secrets will not otherwise become known to or independently developed by our competitors.

Any disclosure of confidential information to third parties or into the public domain could allow our competitors to use such information in competition against us. In addition, we may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed trade secrets or other proprietary information of their former employers.

*We could incur significant costs and/or be required to stop the sale of the related product as a result of litigation or other proceedings relating to patent and other intellectual property rights.*

Our success and competitive position depends in part on our ability to effectively prosecute claims against others that we believe are infringing our intellectual property rights and to defend against such claims made against us. The medical device industry is highly litigious with respect to patents and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to seek to gain a competitive advantage. In the future, we may become a party to lawsuits involving patents or other intellectual property. A legal proceeding, regardless of the outcome, would draw upon our financial resources and divert the time and efforts of our management. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, or require us to redesign our products. If we were unable to develop alternative technologies or acquire a license upon reasonable terms we may be prevented from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or enforce our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until the litigation is resolved.

*We are required to comply with broad, pervasive and continually changing federal and state "fraud and abuse" laws, and, if we are unable to fully comply with such laws, we could face substantial penalties and our products could be excluded from government healthcare programs.*

We are subject to various federal and state laws pertaining to healthcare fraud and abuse. These laws, which directly or indirectly affect our ability to operate our business, include, but are not limited to, the following:

- the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the purchase, lease or order (or the arranging for or recommending of the purchase, lease or order) of a good or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs, and corresponding state laws;
- the federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government; and
- the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

In the recent past, federal and state enforcement authorities, as well as private "whistleblowers" operating under the "qui tam" provisions of the federal False Claims Act, have sought to enforce these laws against manufacturers of medical devices, alleging, among other things, that certain financial relationships with physicians are not bona fide consulting or other legitimate agreements, but are instead intended to induce those physicians to use and recommend company products. In some instances, these actions have resulted in substantial fines, penalties, and governmental supervision of those companies' operations. Because our business necessitates frequent contact with physicians and other healthcare professionals, including financial relationships such as consulting agreements, training programs, and cooperative marketing arrangements, we have implemented a broad-based corporate compliance program, and voluntarily follow the AdvaMed Code of Ethics on Interactions with Health Care Professionals, in order to maintain compliance and inform our employees regarding the foregoing laws and regulations. However, if our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we or our customers are subject, we or our officers may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, imprisonment, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if the physicians or other providers or entities with which we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation especially when considering the high public scrutiny in this area. If enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action.

*Our international operations expose us to various risks, including risks related to fluctuations in foreign currency exchange rates.*

We derive a significant portion of our net sales from operations in international markets. During fiscal 2010, 2009 and 2008, 27.2 percent, 28.0 percent and 29.1 percent, respectively, of our sales were to customers outside the United States. Some of these sales were to governmental entities and other organizations with extended payment terms. A number of factors, including differing economic conditions, changes in political climate, differing tax structures, changes in diplomatic and trade relationships, and political or economic instability in the countries where we do business, could affect payment terms and our ability to collect foreign receivables. We have little influence over these factors and changes could have a material adverse impact on our business. In addition, foreign sales are influenced by fluctuations in currency exchange rates, primarily the Euro, Canadian dollar, Australian dollar, and Great Britain pound. Increases in the value of the foreign currencies relative to the U.S. dollar would positively impact our earnings and decreases in the value of the foreign currencies relative to the U.S. dollar would negatively impact our earnings.

We use derivative instruments, such as foreign exchange forward contracts, to hedge a portion of estimated currency exposures. The use of derivatives offsets the portion hedged for adverse effects of an unfavorable change in foreign currency exchange rates and also offsets a portion of favorable movements in rates.

*The risks of selling and shipping our products and of purchasing components and products internationally may adversely impact our revenues, results of operations and financial condition.*

The sale and shipping of our products and services across international borders subject us to extensive U.S. and foreign governmental trade regulations, such as various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, export control laws, customs and import laws, and anti-boycott laws. Any failure to comply with applicable laws and regulations could result in significant criminal, civil and administrative penalties, including, but not limited to, imprisonment of individuals, fines, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, some countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- the imposition of additional U.S. and foreign governmental controls or regulations;
- the imposition of costly and lengthy new export licensing requirements;

- the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;
- economic instability;
- changes in duties and tariffs, license obligations and other non-tariff barriers to trade;
- the imposition of new trade restrictions;
- the imposition of restrictions on the activities of foreign agents, representatives and distributors;
- scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;
- pricing pressure that we may experience internationally;
- laws and business practices favoring local companies;
- difficulties in enforcing or defending intellectual property rights; and
- exposure to different legal and political standards due to our conducting business in several foreign countries.

We cannot provide assurance that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our results of operations and financial condition.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

Our corporate headquarters, warehouse, research & development and manufacturing operations are located in Minnetonka, Minnesota, consisting of 230,000 square feet. We also lease two facilities with approximately 70,000 square feet of office, manufacturing, research & development and warehouse space in San Jose, California. We believe we have sufficient manufacturing space and capacity to meet production requirements for our products for 2011. In February 2011, we started to use a third-party warehouse and distribution center for certain finished goods in the U.S., which we anticipate will result in improved efficiencies, long-term cost savings, and also provide risk mitigation for our overall operations because our Minnesota location now serves as our back-up warehouse and distribution center for certain products.

We lease office space for our international management, sales, and administration personnel in Australia, Brazil, Canada, France, Germany, the Netherlands, Spain, Sweden, the United Kingdom, China and Japan.

**Item 3. Legal Proceedings**

We have been and are currently subject to various legal proceedings that arise in the ordinary course of business, including product liability claims and patent related issues.

**Item 4. Removed and Reserved**

Not Applicable

## PART II

### Item 5. Market for American Medical Systems' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

**Market Information**

Our common stock is currently traded on the Nasdaq Global Select Market under the symbol AMMD. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock as reported on the Nasdaq Global Select Market. These prices do not include adjustments for retail mark-ups, mark-downs, or commissions.

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First quarter | $ 20.77 | $ 18.12 | $ 11.92 | $ 8.90 |
| Second quarter | $ 23.74 | $ 17.46 | $ 16.40 | $ 11.06 |
| Third quarter | $ 24.12 | $ 18.23 | $ 17.10 | $ 14.23 |
| Fourth quarter | $ 20.90 | $ 17.93 | $ 19.49 | $ 15.27 |

**Holders**

On February 18, 2011, there were approximately 95 stockholders of record and approximately 9,375 beneficial stockholders.

**Dividends**

We have previously not declared or paid cash dividends. We intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our current Credit Facility places certain restrictions on paying cash dividends.

**Recent Sales of Unregistered Equity Securities**

During the fourth quarter ended January 1, 2011, we did not issue or sell any shares of our common stock or other equity securities of ours without registration under the Securities Act of 1933, as amended.

**Issuer Purchases of Equity Securities**

We did not purchase any shares of our common stock or our other equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, during the fourth quarter ended January 1, 2011.

### Stock Performance Graph

The following graph compares the annual cumulative total stockholder return on our common stock from December 30, 2005 until December 31, 2010, with the annual cumulative total return over the same period of the Nasdaq Market Value Index and the Medical Devices Index. Morningstar prepared the data points.

The comparison assumes the investment of $100 in each of our common stock, the Nasdaq Market Value Index and the Comparable Company Index on December 30, 2005, and the reinvestment of all dividends.


140
120
100
80
60
40
20
DOLLARS
2005
2006
2007
2008
2009
2010
American Medical Systems Holdings, Inc.
NASDAQ Market Index
Medical Devices

| | 12/30/2005 | 12/29/2006 | 12/28/2007 | 1/2/2009 | 12/31/2009 | 12/31/2010 |
|---|---|---|---|---|---|---|
| AMS Common Stock | $100.00 | $103.87 | $81.44 | $50.14 | $108.19 | $105.78 |
| NASDAQ Market Index | $100.00 | $110.25 | $122.90 | $75.66 | $106.22 | $125.36 |
| Medical Devices | $100.00 | $98.25 | $104.15 | $62.89 | $89.86 | $84.36 |

## Item 6. Selected Financial Data

The following tables present five years of data (in thousands) from our statement of operations and balance sheet.

| *Statement of Operations Data* | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| **Net sales** | $ 542,316 | $ 519,270 | $ 501,641 | $ 463,928 | $ 358,318 |
| **Cost of sales** | 91,116 | 92,211 | 111,097 | 105,592 | 68,872 |
| **Gross profit** | 451,200 | 427,059 | 390,544 | 358,336 | 289,446 |
| **Operating expenses** | | | | | |
| Selling, general and administrative | 230,931 | 219,050 | 214,951 | 212,565 | 157,621 |
| Research and development | 53,367 | 52,765 | 46,247 | 43,315 | 33,877 |
| In-process research and development (1) | - | - | 7,500 | 7,500 | 94,035 |
| Integration costs (2) | - | - | - | 1,103 | 1,712 |
| Litigation settlement (3) | - | - | - | 14,303 | - |
| Amortization of intangibles (4) | 12,168 | 13,161 | 34,465 | 18,264 | 12,393 |
| Total operating expenses | 296,466 | 284,976 | 303,163 | 297,050 | 299,638 |
| **Operating income (expense)** | 154,734 | 142,083 | 87,381 | 61,286 | (10,192) |
| **Other (expense) income** | | | | | |
| Royalty income | 559 | 3,073 | 4,474 | 5,028 | 1,701 |
| Interest expense (5) | (14,048) | (19,636) | (27,398) | (37,760) | (18,395) |
| Amortization of financing costs (6) | (14,077) | (15,790) | (18,482) | (16,145) | (14,434) |
| Gain on extinguishment of debt (7) | - | 10,125 | 5,631 | - | - |
| Gain on sale of non-strategic assets (8) | 7,719 | 17,446 | - | - | - |
| Other income (expense) | 997 | (1,266) | (1,448) | 4,224 | 3,037 |
| Total other (expense) income | (18,850) | (6,048) | (37,223) | (44,653) | (28,091) |
| **Income (loss) from continuing operations before income taxes** | 135,884 | 136,035 | 50,158 | 16,633 | (38,283) |
| **Provision for income taxes** (9) | 48,874 | 51,197 | 19,323 | 11,888 | 9,469 |
| **Net income (loss) from continuing operations** | 87,010 | 84,838 | 30,835 | 4,745 | (47,752) |
| **Loss from discontinued operations, net of tax benefit of $0.4 million and $2.7 million for 2007 and 2006, respectively** (10) | - | - | - | (691) | (5,435) |
| **Net income (loss)** | $ 87,010 | $ 84,838 | $ 30,835 | $ 4,054 | $ (53,187) |
| **Net income (loss) per share** | | | | | |
| Basic net income (loss) from continuing operations | $ 1.15 | $ 1.14 | $ 0.42 | $ 0.07 | $ (0.68) |
| Discontinued operations, net of tax | - | - | - | (0.01) | (0.08) |
| Basic net income (loss) | $ 1.15 | $ 1.14 | $ 0.42 | $ 0.06 | $ (0.76) |
| Diluted net income (loss) from continuing operations | $ 1.12 | $ 1.14 | $ 0.42 | $ 0.06 | $ (0.68) |
| Discontinued operations, net of tax | - | - | - | (0.01) | (0.08) |
| Diluted net income (loss) | $ 1.12 | $ 1.14 | $ 0.42 | $ 0.06 | $ (0.76) |

| *Balance Sheet Data* | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Cash, cash equivalents, and short-term investments | $77,815 | $50,538 | $42,965 | $35,181 | $29,541 |
| Working capital | 162,875 | 133,076 | 130,999 | 143,298 | 135,635 |
| Total assets | 1,053,434 | 1,047,151 | 1,044,497 | 1,115,868 | 1,126,620 |
| Long-term debt | 235,093 | 346,229 | 484,582 | 577,096 | 611,539 |
| Stockholders' equity | 668,561 | 545,359 | 427,482 | 383,371 | 345,189 |

(1) In 2008 and 2007, we recognized $7.5 million each year for in-process research and development charges related to the payments for achieving certain milestones related to our BioControl acquisition. In 2006, we recognized $25.6 million, $2.1 million, $62.1 million and $4.3 million, respectively, for in-process research and development charges related to the acquisitions of BioControl, Solarant, Laserscope and Ovion.

(2) In 2007 and 2006, we recorded $1.1 million and $1.7 million, respectively, of integration costs associated with the 2006 Laserscope acquisition, primarily related to travel, legal, consulting and retention bonuses.

(3) During 2007, we recorded a charge of $14.3 million for litigation settlements, primarily for the arbitration award to the former shareholders of CryoGen, Inc. (CryoGen) concerning an earnout payment related to our 2002 acquisition of CryoGen.

(4) In 2008, we recorded additional amortization expense of $17.1 million for the acceleration of amortization to adjust the carrying value of certain intangible assets to their current fair values.

(5) Interest expense includes interest incurred on our convertible notes and senior secured credit facility. Our average borrowings under the senior secured credit facility were approximately $55.8 million, $191.8 million, $281.7 million and $332.3 million during 2010, 2009, 2008 and 2007, respectively, and $366.0 million from inception on July 20, 2006 through December 30, 2006. For a more complete description of these items, see *Notes to Consolidated Financial Statements - No. 5, Debt.*

(6) Amortization of financing costs relates to the deferred financing costs and debt discount for our convertible notes and our senior secured credit facility. Charges during 2006 also include a $7.0 million commitment fee for a bridge loan of up to $180 million in preparation for the acquisition of Laserscope, however we did not use the bridge loan to finance the Laserscope acquisition.

(7) In 2009, we recognized a $10.1 million gain on extinguishment of debt related to our extinguishment of $27.3 million of 2036 Notes in the first quarter and our exchange of $250.0 million of 2036 Notes for 2041 Notes in the third quarter. During the fourth quarter of 2008, we recognized a $5.6 million gain on extinguishment of $34.5 million of convertible notes. See *Notes to Consolidated Financial Statements - No. 5 , Debt* for more information.

(8) During the first quarter of 2010, we recognized a $7.7 million gain related to the sale of our *Her Option®* global endometrial cryoablation product line. During the third quarter of 2009, we recognized a $17.4 million gain related to the sale of our Ovion technology. See *Notes to Consolidated Financial Statements - No. 3, Goodwill and Intangible Assets* for more information.

(9) In 2007, we experienced adverse tax effects from the $14.3 million of litigation settlement charges primarily resulting from the resolution of the CryoGen arbitration. Partially offsetting this unfavorable impact was the favorable settlement of a tax audit for $0.9 million, which allowed us to release a reserve for uncertain tax benefits. The in-process research and development charges described above for 2006 have no related tax benefit, except for BioControl. In 2006, we received a $2.4 million tax refund associated with the favorable agreement reached with the IRS involving the review of our 2001 and 2002 federal income tax returns.

(10) In conjunction with our acquisition of Laserscope in the third quarter of 2006, we committed to a plan to divest Laserscope's aesthetics business. On January 16, 2007, we sold the aesthetics business to Iridex Corporation. The financial results of the aesthetics business have been reported as discontinued operations beginning from the date of acquisition of July 20, 2006 through the date of sale of January 16, 2007. The income tax benefit from the loss from discontinued operations was $0.4 million and $2.7 million in 2007 and 2006, respectively.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Introductory Overview

We are a world leader in developing and delivering innovative medical technology solutions to physicians treating men's and women's pelvic health conditions, thereby recognized as a technology leader in the markets we serve. We have built a business that delivers growth, fueled by a robust pipeline of innovative products for significant, under-penetrated markets. Our product development and acquisition strategies have focused on expanding our product offering for surgical solutions, including less-invasive solutions for surgeons and their patients, to reduce operating time and trauma, economically benefit the overall healthcare system, and increase the value of our products to physicians, patients, and payers. Our primary physician customers include urologists, gynecologists, urogynecologists and colorectal surgeons.

Our company was formed in 1972 and completed our 38th year of operations in 2010, with a continued focus on technological innovation, financial strength and market expansion.

Our net sales grew from $519.3 million in 2009 to $542.3 million in 2010. In 2010, men's health contributed $246.2 million, or 45 percent of total net sales, BPH therapy contributed $114.6 million, or 21 percent of total net sales, and women's health contributed $177.2 million, or 33 percent of total net sales.

Our women's health products for pelvic floor repair were key drivers in sales growth in 2010 led by the success of both the *Elevate®* anterior and posterior systems. Our men's health erectile restoration products, along with the *AMS 800*® (our artificial urinary sphincter product) that treats male incontinence, also contributed to our 2010 sales growth. Our 2010 sales were flat compared to 2009 in our BPH therapy products, which is our full line of products to deliver minimally invasive procedures for the treatment of obstructive BPH and urinary stones. However, our *GreenLight*™ laser therapy products used to treat BPH had their highest quarterly sales growth in the fourth quarter of 2010 as we continue to expand the market for the *GreenLight*™ *XPS* (Xcelerated Performance System) and the MoXy™ Liquid Cooled Fiber, our newest products for the treatment of BPH, both launched during 2010. Our women's health products for treating incontinence had modest growth in 2010, driven by the continued solid growth of the *MiniArc*® Single-Incision Sling System, partially offset by declines in other female continence products. We also had a successful launch in the third quarter of the new *MiniArc* Precise™ for the treatment of female stress urinary incontinence.

We continue to focus on managing our working capital, controlling costs, and driving operating leverage throughout our business. We earned net income of $87.0 million in 2010, compared to $84.8 million in 2009, and generated cash from operating activities of over $115 million in each of the last three years. During 2010, we repaid the remaining outstanding term loan balance of $125.3 million on the senior secured credit facility (see *Notes to Consolidated Financial Statements — No. 5, Debt*), a very significant milestone for us as we repaid a total of $314.0 million on the senior secured credit facility from 2008 through 2010.

With our continued focus on geographic expansion and the future need to increase our manufacturing capacity, we have decided to expand outside the United States by establishing a manufacturing facility in Ireland in 2011. This will require an upfront investment and result in operational and financial benefits in the future. Accordingly, we anticipate that we will use an incremental $7 million in cash and incur incremental operating costs of approximately $5 million in 2011 as we begin the process of building out this increased manufacturing capacity. Our tax rate will increase by approximately one percentage point in 2011, as many of these incremental costs have negative near-term tax implications. There are many benefits that we expect to receive from this initiative including expanding our presence outside the United States, increasing our manufacturing capacity to assure continued supply of product as our company grows, reducing our risk by decreasing the concentration of manufacturing at one site, and a reduced tax rate in future years.

**Results of Operations**

*Sales trends*

The following table compares net sales of our product lines and geographies between 2010 and 2009, and between 2009 and 2008.

| (in thousands) | 2010 | 2009 | $ Change | % Change | 2009 | 2008 | $ Change | % Change |
|---|---|---|---|---|---|---|---|---|
| **Net Sales** | | | | | | | | |
| Product Line | | | | | | | | |
| Men's health | $246,238 | $ 234,594 | $ 11,644 | 5.0% | $ 234,594 | $ 219,211 | $ 15,383 | 7.0% |
| BPH therapy | 114,592 | 114,468 | 124 | 0.1% | 114,468 | 116,346 | (1,878) | -1.6% |
| Women's health | 177,247 | 159,367 | 17,880 | 11.2% | 159,367 | 149,964 | 9,403 | 6.3% |
| Sub-total | $538,077 | $ 508,429 | $ 29,648 | 5.8% | $ 508,429 | $ 485,521 | $ 22,908 | 4.7% |
| Uterine health(a) | $ 4,239 | $ 10,841 | (6,602) | -60.9% | $ 10,841 | $ 16,120 | (5,279) | -32.7% |
| Total | $542,316 | $ 519,270 | $ 23,046 | 4.4% | $ 519,270 | $ 501,641 | $ 17,629 | 3.5% |
| Geography | | | | | | | | |
| United States | $390,680 | $ 363,057 | $ 27,623 | 7.6% | $ 363,057 | $ 339,558 | $ 23,499 | 6.9% |
| International | 147,397 | 145,372 | 2,025 | 1.4% | 145,372 | 145,963 | (591) | -0.4% |
| Sub-total | $538,077 | $ 508,429 | $ 29,648 | 5.8% | $ 508,429 | $ 485,521 | $ 22,908 | 4.7% |
| United States-Uterine health(a) | $ 4,239 | $ 10,841 | (6,602) | -60.9% | $ 10,841 | $ 16,120 | (5,279) | -32.7% |
| Total | $542,316 | $ 519,270 | $ 23,046 | 4.4% | $ 519,270 | $ 501,641 | $ 17,629 | 3.5% |
| **Percent of net sales** | | | | | | | | |
| Product Line | | | | | | | | |
| Men's health | 45.4% | 45.2% | | | 45.2% | 43.7% | | |
| BPH therapy | 21.1% | 22.0% | | | 22.0% | 23.2% | | |
| Women's health | 32.7% | 30.7% | | | 30.7% | 29.9% | | |
| Sub-total | 99.2% | 97.9% | | | 97.9% | 96.8% | | |
| Uterine health(a) | 0.8% | 2.1% | | | 2.1% | 3.2% | | |
| Total | 100.0% | 100.0% | | | 100.0% | 100.0% | | |
| Geography | | | | | | | | |
| United States | 72.8% | 72.0% | | | 72.0% | 70.9% | | |
| International | 27.2% | 28.0% | | | 28.0% | 29.1% | | |
| Total | 100.0% | 100.0% | | | 100.0% | 100.0% | | |

(a) The uterine health product line, *Her Option*® was sold in February, 2010. Revenues for 2010 consist of end-customer revenue earned prior to the date of sale, in addition to revenue earned as part of the product supply agreement, which was part of the divestiture agreement with CooperSurgical, Inc.

*Net Sales.* In 2010, net sales increased by 4.4 percent or $23.0 million over 2009. Fluctuations in foreign currency had a minimal impact on year over year comparisons of 2010 to 2009. Adjusting revenue for the impact of the *Her Option*® uterine health product line, results in sales growth of 5.8%. Sales growth in 2010 was led by growth from the *Elevate*® anterior and posterior transvaginal pelvic floor repair systems (we launched *Elevate*® anterior in 2009 and *Elevate*® posterior in 2008), and the *MiniArc*® Single-Incision Sling for treating female incontinence. Our men's health erectile restoration products, along with the *AMS 800*® (our artificial urinary sphincter product) that treats male incontinence, also contributed to our 2010 sales growth. Our 2010 sales were flat compared to 2009 in our BPH therapy products. However, our *GreenLight*™ laser therapy products used to treat BPH had their highest quarterly sales growth in the fourth quarter of 2010 as we continue to expand the market for the *GreenLight*™ *XPS* and the MoXy™ Liquid Cooled Fiber, our newest products for the treatment of BPH, both launched during 2010.

In 2009, net sales increased by 3.5 percent or $17.6 million over 2008, and after adjusting for the impact of the sale of the *Her Option*® uterine health product line, net sales growth was 4.7% over 2008. The strengthening of the U.S. dollar in 2009 compared to 2008 reduced revenue growth approximately 1.7 percentage points or $8.2 million. Sales growth in 2009 was led by growth from the *Elevate*® anterior and posterior transvaginal pelvic floor repair systems, our men's health products (with the erectile restoration and male continence product lines contributing equally to the growth), and the *MiniArc*® Single-Incision Sling for treating female incontinence.

*Men's health products.* Net sales from men's health products grew 5.0 percent or $11.6 million over 2009. We experienced balanced growth from both the erectile restoration and male continence product lines. Our *AMS 700*® series in our erectile restoration product line, and *AMS 800*® Artificial Urinary Sphincter, in our male continence product line, led the overall growth in the men's health products. The sales growth for our *AMS 700*® series was concentrated in our U.S. market. The sales growth for our *AMS 800*® Artificial Urinary Sphincter was mainly due to our international markets, and such growth was partially offset by a small decrease in volume in the U.S. for our *AdVance*® male sling for treating mild male incontinence.

In 2009, net sales from men's health products grew 7.0 percent or $15.4 million over 2008. This includes the negative impact of foreign currency fluctuations of approximately 1.9 percentage points or $4.2 million. The sales growth in male continence was mainly due to higher volume, while the increase in the erectile restoration product line was the result of several factors, including: U.S. Food and Drug Administration (FDA) approval in July 2009 of our *InhibiZone*® anti-infection claim indicating we have the only inflatable penile prosthesis with clinical evidence showing a significant reduction in the rate of revision surgery due to infection; our patient education and outreach programs in the U.S.; and the result of shifts in product mix.

*BPH therapy products.* Net sales from BPH therapy products increased 0.1 percent or $0.1 million compared to 2009. We experienced strong sales of the *GreenLight XPS*™ console, which was launched in the second quarter of 2010, offset by a decrease in sales of *GreenLight*™ fibers during the second half of 2010 compared to the second half of 2009 largely attributable to the limited availability of our new *MoXy*™ Liquid Cooled Fiber, which was launched in the last week of the third quarter of 2010, and also impacted by challenging international markets. We plan to continue to focus on expanding the market for our *GreenLight*™ lasers and fibers.

In 2009, net sales from BPH therapy products declined 1.6 percent or $1.9 million compared to 2008. This includes the negative impact of foreign currency fluctuations of approximately 1.4 percentage points or $1.6 million. In addition to the foreign currency fluctuation impact, the decline in 2009 compared to 2008 was due to a decline in laser console sales, as this area of our business is more directly impacted by worldwide economic pressures on hospital capital purchases. This decline was offset by an increase in sales growth in our U.S. market for *GreenLight*™ fiber sales. Finally, we also experienced a decline in sales in 2009 of our *TherMatrx*® product line, which is used for treatment of non-obstructive BPH.

*Women's health products.* Net sales from women's health products grew 11.2 percent or $17.9 million in 2010 over 2009. We experienced strong growth from the *Elevate*® posterior and anterior transvaginal pelvic floor repair systems, which drove growth in the pelvic floor repair product line, and our *MiniArc*® sling, which drove growth in our female continence product line. The *Elevate*® pelvic floor repair systems and the *MiniArc*® sling experienced stronger sales growth in the U.S. market compared to our international markets, driven by higher volume.

In 2009, net sales from women's health products grew 6.3 percent or $9.4 million over 2008. This includes the negative impact of foreign currency fluctuations of approximately 1.4 percentage points or $2.4 million. The growth in 2009 was largely due to *Elevate*® anterior (released in 2009) and *Elevate*® posterior (released in 2008). The female continence product line experienced a slight increase compared to 2008, driven primarily by the *MiniArc*® sling that was introduced in 2007.

*Uterine health products.* We sold the *Her Option*® Global Endometrial Ablation product line on February 16, 2010 (see *Notes to Consolidated Financial Statements – No. 3, Goodwill and Intangible Assets*), and thus 2010 includes approximately six weeks of end-customer net sales of $1.2 million from that product in addition to sales of approximately $3.0 million after February 16, 2010 from the product supply agreement that is part of the divestiture agreement. We have completed the product supply agreement and will not have any further sales related to this product line.

*International sales and foreign exchange effects.* International net sales increased by 1.4 percent to $147.4 million in 2010 compared to $145.4 million in 2009. International growth was led by our men's health products, fueled by strong growth of our *AMS 800*® Artificial Urinary Sphincter in our male continence product line. This increase was offset by a decline in sales of our *GreenLight*™ lasers and fibers. As it relates to the impact of foreign currency exchange rates, a portion of the expenses associated with international sales are foreign currency denominated costs and thus changes in currency rates do not affect net income and cash flows from operations by the same dollar amount as they affect net sales.

Our international net sales decreased $0.6 million, or 0.4 percent in 2009 compared to 2008, largely as a result of the negative impact of approximately $8.2 million in foreign currency exchange rate changes, with the strengthening of the U.S. dollar in 2009. The $8.2 million negative foreign currency impact was offset by $7.6 million in sales growth, which was led by our male continence product line.

| Customer location | 2010 | 2009 | $ Change | % Change | 2009 | 2008 | $ Change | % Change |
|---|---|---|---|---|---|---|---|---|
| Within U.S. | $390,680 | $ 363,057 | $ 27,623 | 7.6% | $ 363,057 | $ 339,558 | $ 23,499 | 6.9% |
| United States-Uterine health | 4,239 | 10,841 | (6,602) | -60.9% | 10,841 | 16,120 | (5,279) | -32.7% |
| International | | | | | | | | |
| Before currency impact | 147,535 | 145,372 | 2,163 | 1.5% | 153,578 | 145,963 | 7,615 | 5.2% |
| Subtotal | 542,454 | 519,270 | 23,184 | 4.5% | 527,476 | 501,641 | 25,835 | 5.2% |
| Currency impact | (138) | - | (138) | - | (8,206) | - | (8,206) | - |
| Total | $542,316 | $ 519,270 | $ 23,046 | 4.4% | $ 519,270 | $ 501,641 | $ 17,629 | 3.5% |

Operating Expenses

The following table compares the dollar and percentage change in the Consolidated Statement of Operations between 2010 and 2009, and between 2009 and 2008.

| (in thousands) | 2010 | 2009 | $ Change | % Change | 2009 | 2008 | $ Change | % Change |
|---|---|---|---|---|---|---|---|---|
| Net sales | $ 542,316 | $ 519.270 | $ 23,046 | 4.4% | $ 519,270 | $ 501,641 | $ 17,629 | 3.5% |
| Cost of sales | 91,116 | 92.211 | (1,095) | -1.2% | 92,211 | 111,097 | (18,886) | -17.0% |
| Gross profit | 451,200 | 427.059 | 24,141 | 5.7% | 427,059 | 390,544 | 36,515 | 9.3% |
| Operating expenses | | | | | | | | |
| Selling, general and administrative | 230,931 | 219.050 | 11,881 | 5.4% | 219,050 | 214,951 | 4.099 | 1.9% |
| Research and development | 53,367 | 52.765 | 602 | 1.1% | 52,765 | 46,247 | 6.518 | 14.1% |
| In-process research & development | - | - | - | n/a | - | 7,500 | (7.500) | -100.0% |
| Amortization of intangibles | 12,168 | 13,161 | (993) | -7.5% | 13,161 | 34,465 | (21.304) | -61.8% |
| Total operating expenses | 296,466 | 284,976 | 11,490 | 4.0% | 284,976 | 303,163 | (18.187) | -6.0% |
| Operating income | 154,734 | 142,083 | 12,651 | 8.9% | 142,083 | 87,381 | 54,702 | 62.6% |
| Royalty income | 559 | 3,073 | (2,514) | -81.8% | 3,073 | 4,474 | (1,401) | -31.3% |
| Interest expense | (14,048) | (19,636) | (5,588) | 28.5% | (19,636) | (27,398) | (7,762) | 28.3% |
| Amortization of financing costs | (14,077) | (15,790) | (1,713) | 10.8% | (15,790) | (18,482) | (2,692) | 14.6% |
| Gain on extinguishment of debt | - | 10,125 | (10,125) | -100.0% | 10,125 | 5,631 | 4,494 | 79.8% |
| Gain on sale of non-strategic assets | 7,719 | 17,446 | (9,727) | -55.8% | 17,446 | - | 17,446 | n/a |
| Other income (expense) | 997 | (1,266) | 2,263 | n/a | (1,266) | (1,448) | (182) | 12.6% |
| Income before income taxes | 135,884 | 136,035 | (151) | -0.1% | 136,035 | 50,158 | 85,877 | 171.2% |
| Provision for income taxes | 48,874 | 51,197 | (2,323) | -4.5% | 51,197 | 19,323 | 31,874 | 165.0% |
| Net income | $ 87,010 | $ 84,838 | $ 2,172 | 2.6% | $ 84,838 | $ 30,835 | $ 54,003 | 175.1% |

The following table shows the Consolidated Statement of Operations as a percentage of net sales for 2010, 2009 and 2008.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of sales | 16.8% | 17.8% | 22.1% |
| Gross profit | 83.2% | 82.2% | 77.9% |
| Operating expenses | | | |
| Selling, general and administrative | 42.6% | 42.2% | 42.8% |
| Research and development | 9.8% | 10.2% | 9.2% |
| In-process research and development | - | - | 1.5% |
| Amortization of intangibles | 2.3% | 2.5% | 6.9% |
| Total operating expenses | 54.7% | 54.9% | 60.4% |
| Operating income | 28.5% | 27.3% | 17.5% |
| Royalty income | 0.1% | 0.6% | 0.9% |
| Interest expense | -2.6% | -3.8% | -5.5% |
| Amortization of financing costs | -2.6% | -3.0% | -3.7% |
| Gain on extinguishment of debt | - | 1.9% | 1.1% |
| Gain on sale of non-strategic assets | 1.4% | 3.4% | - |
| Other income (expense) | 0.2% | -0.2% | -0.3% |
| Income before income taxes | 25.0% | 26.2% | 10.0% |
| Provision for income taxes | 9.0% | 9.9% | 3.9% |
| Net income | 16.0% | 16.3% | 6.1% |

*Cost of sales.* Gross profit as a percentage of sales improved to 83.2 percent in 2010 compared to 82.2 percent in 2009. We realized higher margins through a combination of factors, primarily due to the impact of ongoing manufacturing efficiencies and cost reduction programs. Margins also increased due to increased reliability in our BPH laser therapy products, which resulted in lower warranty and service costs. Future gross profit will continue to depend upon stable sales prices, product mix, production levels, labor costs, raw material costs and our ability to manage overhead costs.

Gross profit as a percentage of sales improved 4.3 percentage points from 2008 to 2009. The increase was achieved through improved margins in our BPH laser therapy products driven largely by increased reliability, which resulted in lower warranty and service costs. We also realized higher margins across all business lines through cost containment and changes in the mix of products sold.

*Selling, general and administrative.* Selling, general and administrative expenses as a percentage of sales increased by 0.4 percentage points to 42.6 percent in 2010 from 42.2 percent in 2009. The increase is the result of investments in marketing efforts to support product launches and geographic expansion, along with increases in staffing and legal expenses.

Selling, general and administrative expenses as a percentage of sales decreased by 0.6 percentage points to 42.2 percent in 2009 compared to 2008. The decrease is primarily the result of decreased distribution expenses due to lower fuel costs and cost cutting measures which were implemented during 2008. The decrease was offset by an increase in compensation related expenses including stock-based compensation.

*Research and development.* Research and development includes costs to develop and improve current and possible future products plus the costs for regulatory and clinical activities for these products. Research and development expenses as a percentage of revenue were 9.8 percent in 2010, 10.2 percent in 2009, and 9.2 percent in 2008. These ratios are in line with our long-term goal for spending in research and development of approximately ten percent of sales.

*In-process research and development.* The 2008 in-process research and development (IPR&D) expense represents a $7.5 million milestone payment related to our acquisition of BioControl Medical, Ltd., (BioControl) for the in-process development of an implantable electrical stimulation device to treat urge incontinence and interstitial cystitis

(IC). The following paragraphs describe the status of previously acquired IPR&D projects that remain in progress at January 1, 2011.

During 2006, we recognized IPR&D charges of $94.0 million, of which $25.6 million related to the acquisition of BioControl. We recognized additional IPR&D charges for BioControl of $7.5 million during 2007 and $7.5 million during 2008. Since the technology purchased had not yet reached technological feasibility and lacked an alternative future use, the full purchase price of $40.6 million was charged to in-process research and development. The development efforts were less than 50 percent complete at the time of the acquisition. During 2008, based on findings from earlier feasibility studies, we incorporated the results of these studies into product enhancements. In 2009, based on results of the clinical trial, we decided not to pursue further development of the product as currently designed. We will continue product development on the modified product design over the next two years and then determine our timeline for a new clinical trial.

Also during 2006, we recognized in-process research and development charges of $62.1 million related to our acquisition of Laserscope, primarily associated with in-process fiber development which had not yet reached technological feasibility and lacked an alternative future use. This included the development of fibers to treat bladder tumors, strictures and renal cancer, as well as other laser indications. Development for these therapies was estimated to be less than 50 percent complete at the time of acquisition. In 2008, we launched the extended application fiber for strictures and bladder tumors. We expect to develop further enhancements for BPH therapy treatments in addition to developing new laser therapy treatments. We are still in the development stages for the remaining therapies and expect products to be developed from this in-process development to reach marketability over the next several years.

*Amortization of intangibles.* Amortization of intangibles includes amortization expense on our definite-lived intangible assets, consisting of patents, licenses and developed technology. Amortization of intangibles decreased as a percentage of sales to 2.3 percent in 2010 from 2.5 percent in 2009. The decrease in amortization expense over 2009 is primarily due to the sale of our Ovion technology in the third quarter of 2009 and sale of the *Her Option®* product line in the first quarter of 2010, as intangible assets were disposed of in these transactions, thereby reducing on-going amortization expense.

The decrease in amortization of intangibles in 2009 compared to 2008 of $21.3 million was driven by a $17.1 million impairment charge in 2008 for the acceleration of amortization to adjust the carrying value of certain intangible assets related to the *TherMatrx®* product line and *GreenLight PV®* technology to their current fair values, which also resulted in lower on-going amortization expense in 2009. (See *Notes to Consolidated Financial Statements – No. 3, Goodwill and Intangible Assets.)*

*Royalty income.* Our royalty income is from licensing our intellectual property. We do not directly influence sales of the products on which these royalties are based and cannot give any assurance as to future income levels. Royalty income decreased to $0.6 million in 2010 from $3.1 million in 2009. The decrease was primarily due to the termination of a royalty agreement in connection with the sale of our Ovion technology in the third quarter of 2009 and the expiration of other royalty contracts.

Royalty income in 2009 decreased to $3.1 million from $4.5 million in 2008, mainly due to a one-time royalty payment we received in 2008 related to a portion of our urinary incontinence technology acquired in 2006.

*Interest expense.* Interest expense decreased to $14.0 million in 2010 compared to $19.6 million in 2009 mainly due to the impact of debt reductions made over the past year. Interest expense includes interest incurred on our convertible senior subordinated notes due 2036 (2036 Notes), which carry a fixed interest rate of 3.25 percent, the interest incurred on our convertible senior subordinated notes due 2041 (2041 Notes), which carry a fixed interest rate of 4.00 percent, and the interest incurred on our Credit Facility, which generally carries a floating interest rate of LIBOR plus 2.25 percent. During 2010 and 2009, we used interest rate swap contracts, which were designated as cash flow hedges of floating rate interest payments for a portion of our borrowings under the Credit Facility. These contracts matured during the third quarter of 2010, and we had no outstanding interest rate swap contracts as of January 1, 2011. Including the impact of interest rate swaps, our weighted average interest rate on the credit facility was 3.1 percent and 4.6 percent during 2010 and 2009, respectively. Average borrowings during 2010 on the Credit Facility were $55.8 million, compared to average borrowings during 2009 of $191.8 million. Average borrowings on our 2036 Notes were $62.0 million and $245.6 million for 2010 and 2009, respectively. Average borrowings on our

2041 Notes, which we issued in September of 2009 in exchange for 2036 Notes (see *Notes to Consolidated Financial Statements – 5, Debt*), were $250.0 million and $71.4 million in 2010 and 2009, respectively.

Interest expense decreased by $7.8 million in 2009 compared to 2008 mainly due to the impact of debt reductions made during 2008 and 2009. Average borrowings during 2009 on the Credit Facility were $191.8 million, compared to average borrowings during 2008 of $281.7 million. Average borrowings on our 2036 Notes were $245.6 million and $371.1 million for 2009 and 2008, respectively. Average borrowings on our 2041 Notes, which we issued in September of 2009 in exchange for 2036 Notes (see *Notes to Consolidated Financial Statements – 5, Debt*), were $71.4 million for 2009.

*Amortization of financing costs.* Amortization of financing costs in 2010 and 2009 was $14.1 million and $15.8 million, respectively, and was comprised of the incremental non-cash interest cost of our 2036 Notes and 2041 Notes and amortization of the costs associated with the issuance of the Credit Facility, the 2036 Notes and the 2041 Notes. The $1.7 million decrease in 2010 is due to the impact of debt prepayments made during 2009, as we recognize a pro rata portion of the related debt discount and debt issuance costs when we retire debt.

Amortization of financing costs decreased by $2.7 million in 2009 compared to 2008 due to lower amortization of the non-cash interest cost of our 2036 and 2041 Notes due to the use of the effective interest method in determining the amortization.

*Gain on extinguishment of debt.* In the first quarter of 2009, we repurchased 2036 Notes with a principal amount of $27.3 million and we recorded a pre-tax gain on extinguishment of $4.6 million. In addition, on September 21, 2009, we exchanged $250.0 million in principal of the 2036 Notes for $250.0 million in principal of 2041 Notes. We accounted for this transaction as an extinguishment of debt, and we recorded a pre-tax gain on extinguishment of $5.6 million in the third quarter of 2009. In 2008, we repurchased 2036 Notes with a principal amount of $34.5 million, and we recorded a pre-tax gain on extinguishment of $5.6 million.

*Gain on sale of non-strategic assets.* During the first quarter of 2010, we sold the *Her Option*® Global Endometrial Ablation product line for $20.5 million. The final sale price after adjustment based on working capital balances at the time of sale was $19.5 million. We allocated a portion of our goodwill to the sale based on the relative fair value of the *Her Option*® product line and our remaining business. The consideration, less goodwill, the carrying value of tangible and intangible assets and related disposal costs resulted in a pre-tax gain of $7.7 million.

During the third quarter of 2009, we sold our female sterilization assets and technology (Ovion technology) for $23.6 million. The consideration, less the carrying value of the intangible asset and related disposal costs, resulted in a pre-tax gain of $17.4 million. The transaction included termination of a royalty agreement, and as a result, royalty income will be reduced by approximately $0.5 million per quarter going forward. In addition, as a result of this asset sale agreement, and separate agreements completed with third parties, we eliminated all existing and potential obligations and liabilities under previous agreements associated with the Ovion technology.

*Other income (expense).* Other income was $1.0 million in 2010 compared to other expense of $1.3 million in 2009. The primary cause of the change in other income (expense) relates to losses incurred, in 2009, on foreign currency forward contracts that are designated as cash flow hedges of forecasted sales to foreign subsidiaries (see *Notes to Consolidated Financial Statements – 9, Derivative Instruments and Hedging Activities).*

Other income (expense) loss of $1.3 million in 2009 compared to a loss of $1.4 million in 2008. The primary cause of the change in other income (expense) relates to fluctuations in foreign currencies against the U.S. dollar on foreign denominated inter-company receivables and payables and the impact of our foreign currency hedge transactions. Also, fiscal year 2008 included an impairment charge related to our investment in Iridex stock which we determined was other-than-temporarily impaired.

*Provision for income taxes.* Our effective tax rate for 2010 of 36.0 percent on income was slightly higher than the U.S. statutory tax rate applied to pretax income, primarily as a result of state taxes and non-deductible goodwill that was allocated to the sale of our *Her Option*® product line, which were partially offset by manufacturing tax incentives, the federal research and development tax credit, and tax benefits due to the release of reserves for uncertain tax positions primarily related to the closure of various statutes of limitations.

Our effective tax rate was 37.6% for 2009 and was higher than the U.S. statutory tax rate applied to pretax income, primarily as a result of state taxes which were, in part, offset by manufacturing tax incentives and the federal research and development tax credit.

**Liquidity and Capital Resources**

Cash, cash equivalents, and short-term investments were $77.8 million as of January 1, 2011, compared to $50.5 million as of January 2, 2010. Short-term investments consist of highly liquid money market funds and short term commercial paper that have not experienced any negative impact on liquidity or decline in principal value.

*Cash flows from operating activities*

Net cash provided by operating activities was $115.9 million in 2010 compared to $122.8 million in 2009, which is a decrease of $6.9 million. The decrease was due primarily to changes in inventory. In 2010, we increased inventory levels compared to 2009 that resulted in cash used of $3.4 million, whereas in 2009, inventory levels decreased compared to 2008 and that provided cash inflows of $9.2 million in 2009. We increased inventory levels in 2010 compared to 2009 due to the growth in our business, which was partially driven by demand for new products that we launched during 2010. The change in cash flows year over year related to inventory levels was partially offset by changes in accounts receivable, accounts payable, and accrued expenses, which experienced normal operating fluctuations.

In 2009, net cash provided by operating activities increased to $122.8 million compared to $115.8 million in 2008, which is an increase of approximately $7.0 million. One of the primary reasons for the $7.0 million increase in cash provided by operating activities in 2009 compared to 2008 is the cash payment of $15.0 million in 2008 for settlement of the Cryogen arbitration award, which reduced cash provided by operating activities. This was partially offset by other changes in operating assets and liabilities that provided less cash in 2009 compared to 2008.

*Cash flows from investing activities*

Cash used in investing activities was $32.5 million in 2010, compared to cash provided by investing activities of $18.6 million in 2009. Net cash provided by the sale of the *Her Option®* product line was $19.0 million in 2010, and we also had a similar net cash inflow in 2009 when we sold our Ovion technology for $19.0 million. The proceeds from both of these sales were used to pay down our debt. We also increased our purchases of short-term investments in 2010 compared to 2009 resulting in total cash, cash equivalents, and short-term investments of $77.8 million at the end of 2010 compared to $50.5 million at the end of 2009.

In 2009, cash provided by investing activities was $18.6 million compared to cash used in investing activities of $42.2 million in 2008. The increase in cash provided by investing activities in 2009 was mainly the result of two significant items. First, the sale of our Ovion technology in the third quarter of 2009 provided net cash of $19.0 million. Second, we had an increase in cash provided by short-term investments due to reducing short-term investment balances in 2009 when we moved funds into cash and cash equivalents. We ended 2009 with total cash, cash equivalents, and short-term investments of $50.5 million compared to $43.0 million at the end of 2008.

*Cash flows from financing activities*

Cash used for financing activities was $97.1 million in 2010, versus $121.6 million in 2009. Cash received from the issuance of common stock was $26.1 million and $10.2 million in 2010 and 2009, respectively, the majority of which came from our employees exercising stock options. During 2009, we repurchased 2036 Notes with a principal amount of $27.3 million for a cash payment of $21.1 million. We also paid $7.7 million for debt issuance costs related to our convertible note exchange in September 2009 (see *Notes to Consolidated Financial Statements — No. 5, Debt*). Cash used for prepayment of the Credit Facility increased $21.8 million, from $103.5 million in 2009 to $125.3 million in 2010.

Cash used for financing activities was $121.6 million in 2009, compared to $98.2 million in 2008. Cash used for prepayment of the Credit Facility increased $18.3 million, from $85.2 million in 2008 to $103.5 million in 2009. In addition, we repurchased 2036 Notes for cash payments of $21.1 million and $23.4 million in 2009 and 2008, respectively. We also paid $7.7 million for debt issuance costs related to our convertible note exchange in

September 2009 (see *Notes to Consolidated Financial Statements — No. 5, Debt*). Cash received from the issuance of common stock was $8.9 million and $10.2 million in 2008 and 2009, respectively.

*2036 Notes.* We issued our 2036 Notes with a stated maturity of July 1, 2036 pursuant to an Indenture dated as of June 27, 2006 as supplemented by the first supplemental indenture dated September 6, 2006 (the 2036 Notes Indenture) between us and certain of our significant domestic subsidiaries, as guarantors of the 2036 Notes, and U.S. Bank National Association, as trustee for the benefit of the holders of the 2036 Notes, which specifies the terms of the 2036 Notes. The 2036 Notes bear interest at the rate of 3.25 percent per year, payable semiannually. The 2036 Notes are direct, unsecured, senior subordinated obligations, rank junior to our Credit Facility and will rank junior in right of payment to all future senior secured debt as provided in the 2036 Notes Indenture. The 2036 Notes have the same rank as our 2041 Notes.

In addition to regular interest on the 2036 Notes, we will also pay contingent interest beginning July 1, 2011 at 0.25% of the average trading price of the 2036 Notes, if the average trading price for the five consecutive trading days immediately before the last trading day preceding the relevant six-month period equals or exceeds 120 percent of the principal amount of the 2036 Notes. The 2036 Notes are convertible under certain circumstances for cash and shares of our common stock, if any, at a conversion rate of 51.5318 shares of our common stock per $1,000 principal amount of 2036 Notes (which is equal to an initial conversion price of approximately $19.406 per share), subject to adjustment. Upon conversion, we would be required to satisfy up to 100 percent of the principal amount of the 2036 Notes solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock.

If a holder elects to convert its 2036 Note in connection with a designated event or change that occurs prior to July 1, 2013, we will, to the extent described in the 2036 Notes Indenture, pay a make whole premium by increasing the conversion rate applicable to such 2036 Notes. All of the above conversion rights will be subject to certain limitations imposed by our Credit Facility.

We may also redeem the 2036 Notes on or after July 6, 2011 at specified redemption prices as provided in the 2036 Notes Indenture plus accrued and unpaid interest and contingent interest. Holders of the 2036 Notes may require us to purchase all or a portion of their 2036 Notes for cash on July 1, 2013, July 1, 2016, July 1, 2021, July 1, 2026, and July 1, 2031 or in the event of a designated event or change, at a purchase price equal to 100 percent of the principal amount of the 2036 Notes to be repurchased plus accrued and unpaid interest and contingent interest.

*2041 Notes.* We issued our 2041 Notes with a stated maturity of September 15, 2041 pursuant to an Indenture dated as of September 21, 2009 (the 2041 Notes Indenture) between us and certain of our significant domestic subsidiaries, as guarantors of the 2041 Notes, and U.S. Bank National Association, as trustee for the benefit of the holders of the 2041 Notes, which specifies the terms of the 2041 Notes. The 2041 Notes bear interest at the rate of 4.00 percent per year, payable semiannually. The 2041 Notes are direct, unsecured, senior subordinated obligations, rank junior to our Credit Facility and will rank junior in right of payment to all future senior debt as provided in the 2041 Notes Indenture. The 2041 Notes have the same rank as our 2036 Notes.

In addition to regular interest on the 2041 Notes, we will also pay contingent interest beginning September 15, 2016 at 0.75% of the average trading price of the 2041 Notes, if the average trading price for the five consecutive trading days immediately before the first day of such semiannual period equals or exceeds 130 percent of the principal amount of the 2041 Notes. The 2041 Notes are convertible under certain circumstances for cash and shares of our common stock, if any, at a conversion rate of 51.5318 shares of our common stock per $1,000 principal amount of 2041 Notes (which is equal to an initial conversion price of approximately $19.406 per share), subject to adjustment. Upon conversion, we would be required to satisfy up to 100 percent of the principal amount of the 2041 Notes solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock.

If a holder elects to convert its 2041 Note in connection with a designated event or change, we will, to the extent described in the 2041 Notes Indenture, pay a make whole premium by increasing the conversion rate applicable to such 2041 Notes. All of the above conversion rights will be subject to certain limitations imposed by our Credit Facility.

We may also redeem the 2041 Notes on or after September 15, 2016 at specified redemption prices as provided in the 2041 Notes Indenture plus accrued and unpaid interest and contingent interest. Holders of the 2041 Notes may require us to purchase all or a portion of their 2041 Notes for cash on September 15, 2016 or in the event of a designated event or change, at a purchase price equal to 100 percent of the principal amount of the 2041 Notes to be repurchased plus accrued and unpaid interest and contingent interest.

*2036 Notes and 2041 Notes – Potential Dilution.* Prior to conversion, our 2036 Notes and 2041 Notes represent potentially dilutive common share equivalents that must be considered in our calculation of diluted earnings per share (EPS). When there is a net loss, common share equivalents are excluded from the computation because they have an anti-dilutive effect. In addition, when the conversion price of our 2036 Notes and 2041 Notes is greater than the average market price of our stock during any period, the effect would be anti-dilutive and we would exclude the 2036 Notes and 2041 Notes from the EPS computation. However, when the average market price of our stock during any period is greater than the conversion price of the 2036 Notes and 2041 Notes, the impact is dilutive and the 2036 Notes and 2041 Notes will affect the number of common share equivalents used in the diluted EPS calculation. The degree to which the 2036 Notes and 2041 Notes are dilutive increases as the market price of our stock increases.

The following table illustrates the number of common share equivalents that would potentially be included in weighted average common shares for the calculation of diluted EPS, assuming various market prices of our stock:

| If the average market price of our stock is: | The number of common share equivalents potentially included in the computation of of diluted EPS would be (1): | | | Percent Dilution (2) | | |
|---|---|---|---|---|---|---|
| | 2036 Notes | 2041 Notes | Total | 2036 Notes | 2041 Notes | Total |
| $ 19.00 | - (anti-dilutive) | - (anti-dilutive) | - (anti-dilutive) | 0.0% | 0.0% | 0.0% |
| $ 20.00 | 0.1 million | 0.4 million | 0.5 million | 0.1% | 0.5% | 0.6% |
| $ 22.50 | 0.4 million | 1.8 million | 2.2 million | 0.6% | 2.3% | 2.9% |
| $ 25.00 | 0.7 million | 2.9 million | 3.6 million | 0.9% | 3.6% | 4.5% |
| $ 27.50 | 0.9 million | 3.8 million | 4.7 million | 1.2% | 4.7% | 5.9% |
| $ 30.00 | 1.1 million | 4.5 million | 5.6 million | 1.4% | 5.6% | 7.0% |

(1) Common share equivalents are calculated using the treasury stock method. The formula to calculate the potentially dilutive shares related to our Convertible Notes is as follows:

$$\frac{\left(\frac{\text{Principal Amount}}{\$19.406\text{ conversion price}} \times \text{Market price of stock} - \text{Principal Amount}\right)}{\text{Market price of stock}} = \text{Potentially dilutive shares included in EPS}$$

(2) The percent dilution is based on 76,777,443 outstanding shares as of January 1, 2011.

For the twelve months ended January 1, 2011 our Convertible Notes had a dilutive effect on our earnings per share calculation and 586,335 shares were included in the calculation of diluted earnings per share. For the twelve months ended January 2, 2010 and January 3, 2009 our Convertible Notes were excluded from the diluted net income per share calculation because the conversion price was greater than the average market price of our stock.

*Credit Facility.* On July 20, 2006, our wholly-owned subsidiary, American Medical Systems, Inc. (AMS), entered into a senior secured Credit Facility. AMS and each majority-owned domestic subsidiary of AMS are parties to the Credit Facility as guarantors of all of the obligations of AMS arising under the Credit Facility. The obligations of AMS and each of the guarantors arising under the Credit Facility are secured by a first priority security interest on substantially all of their respective assets, including a mortgage on the AMS facility in Minnetonka, Minnesota.

The six-year senior secured Credit Facility consists of (i) term loan debt and (ii) a revolving credit facility of up to $65.0 million which is available to fund ongoing working capital needs, including future capital expenditures and permitted acquisitions. In 2010, we repaid the remaining outstanding loan balance of $125.3 million with cash provided by operations.

Our Credit Facility contains affirmative and negative covenants and other limitations (subject to various carve-outs and baskets) regarding us, AMS, and in some cases, the subsidiaries of AMS. The covenants limit: (a) investments, capital expenditures, dividend payments, the disposition of material assets other than in the ordinary course of business, and mergers and acquisitions under certain conditions, (b) transactions with affiliates, unless such transactions are completed in the ordinary course of business and upon fair and reasonable terms, (c) liens and indebtedness, and (d) substantial changes in the nature of our business. Our Credit Facility contains customary financial covenants for secured credit facilities, consisting of maximum total and senior debt leverage ratios and minimum interest coverage and fixed charge coverage ratios. The covenants and restrictions contained in the Credit Facility could limit our ability to fund our business, make capital expenditures, and make acquisitions or other investments in the future.

On August 12, 2009, we received a Consent and Second Amendment to our Credit Facility, which allowed us to exchange a portion of our existing convertible senior subordinated notes for new convertible senior subordinated notes (see *Notes to Consolidated Financial Statements – No. 5, Debt).* On October 29, 2007, we entered into a First Amendment of our Credit Facility to modify certain financial covenant ratios as defined in the Credit Facility (the Amendment). Pursuant to the terms of the Amendment, certain of the financial tests and covenants provided in Section 6.8 of the Credit Facility were amended and restated, including the interest coverage ratio, the total leverage ratio, the fixed charge coverage ratio, and the maximum consolidated capital expenditures.

As of January 1, 2011, we were in compliance with all financial covenants as defined in our Credit Facility which are summarized as follows:

| Financial Covenant | Required Covenant | Actual Result |
|---|---|---|
| Total Leverage Ratio (1) | 3.00:1.00 (maximum) | 1.67 |
| Interest Coverage Ratio (2) | 4.00:1.00 (minimum) | 13.28 |
| Fixed Charge Coverage Ratio (3) | 1.50:1.00 (minimum) | 2.45 |
| Maximum Capital Expenditures (4) | $ 20 million | $7.0 million |

(1) Total outstanding debt to Consolidated Adjusted EBITDA for the trailing four quarters.

(2) Ratio of Consolidated Adjusted EBITDA for the trailing four quarters to cash interest expense for such period.

(3) Ratio of Consolidated Adjusted EBITDA for the trailing four quarters to fixed charges (cash interest expense, scheduled principal payments on debt, capital expenditures, income taxes paid, earn-out and milestone payments) for such period.

(4) Limit of capital expenditures for the full year.

The ratios are based on EBITDA, on a rolling four quarters, calculated with certain adjustments (Consolidated Adjusted EBITDA). Consolidated Adjusted EBITDA is a non-GAAP financial measure that is defined in our Credit Facility as earnings before interest, income taxes, depreciation, amortization, and other non-cash items reducing net income including IPR&D and stock compensation charges, less other non-cash items increasing net income. Consolidated Adjusted EBITDA should not be considered an alternative measure of our net income, operating performance, cash flow or liquidity. It is provided as additional information relative to compliance with our debt covenants.

Any failure to comply with any of these financial and other affirmative and negative covenants would constitute an event of default under the Credit Facility, entitling a majority of the bank lenders to, among other things, terminate future credit availability under the Credit Facility, increase the interest rate on outstanding debt, and accelerate the maturity of outstanding obligations under the Credit Facility.

Our borrowing arrangements are further described in *Notes to Consolidated Financial Statements – No. 5, Debt.*

*Contractual Obligations*

The following table sets forth the future commitments for our long-term debt and operating leases.

| (in millions) | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Long-term debt obligations (1) | $ 312.0 | $ - | $ - | $ - | $ 312.0 |
| Operating lease commitments | 7.8 | 3.4 | 3.9 | 0.5 | - |
| Total | $ 319.8 | $ 3.4 | $ 3.9 | $ 0.5 | $ 312.0 |

(1) Our 2036 Notes have a maturity of July 1, 2036 and our 2041 Notes have a maturity of September 15, 2041 and thus the principal of the Convertible Notes has been included in the "more than 5 years" column in the table above. Holders of our 2036 Notes may require us to purchase all or a portion of their 2036 Notes for cash on July 1, 2013, July 1, 2016, July 1, 2021, July 1, 2026, and July 1, 2031. Holders of the 2041 Notes may require us to purchase all or a portion of their 2041 Notes for cash on September 15, 2016.

In addition to the amounts shown in the table above, $19.3 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled.

On April 26, 2006, we acquired certain issued patents and other assets from BioControl, an Israeli company focused on developing medical devices for the application of electrical stimulation technology. We acquired an exclusive license for the use of the patents and technologies in urology, gynecology and other pelvic health applications. The purchase price was comprised of an initial payment of $25.0 million, milestone payments for relevant accomplishments through and including FDA approval of the product of up to $25.0 million, and royalties over the first ten years of the related license agreement. In the fourth quarter of 2007, we made a milestone payment of $7.5 million. In August 2008, we and BioControl amended the asset purchase and license agreements. Under these amendments, we agreed that the conditions for achieving the first milestone had been satisfied, and in the third quarter of 2008 we paid an additional $7.5 million for this milestone. In addition, BioControl agreed to eliminate our obligations to use commercially reasonable efforts to complete the remaining third milestone, and they released and waived all claims relating to such obligations. We remain liable to make the third milestone payment of $10.0 million if and when the payment conditions are satisfied, and we agreed to make certain other payments in the event that we transfer the BioControl technology to another party prior to achieving the third milestone. The royalty period was also extended for an additional three years.

We believe that funds generated from operations, together with our balances in cash and cash equivalents, as well as short-term investments and our revolving Credit Facility, will be sufficient to finance current operations, planned capital expenditures, servicing of existing debt and any contingent payments that become due related to the acquisition described above.

**Critical Accounting Policies and Estimates**

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Management's discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect (1) the reported amounts of assets, liabilities, revenues, and expenses and (2) the related disclosure of contingent assets and liabilities. Estimates are used for items including but not limited to, those related to accounts receivable and sales return obligations, inventories, fair values of acquired assets and liabilities under the purchase method of accounting, impairment testing of long-lived assets, warranty, legal contingencies, valuation of share-based payments and income taxes. The critical accounting policies and estimates that are most important in fully understanding and evaluating the financial condition and results of operations are discussed below.

*Revenue Recognition Policy*

We sell our products primarily through a direct sales force. A portion of our revenue is generated from consigned inventory or from inventory with field representatives. For these products, revenue is recognized at the time the product has been used or implanted. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to customers, providing there are no remaining performance obligations required from us or any matters requiring customer acceptance. In cases where we utilize distributors or ship product directly to the end user, we recognize revenue upon shipment provided all revenue recognition criteria have been met. We record estimated sales returns, discounts and rebates as a reduction of net sales in the sale period when revenue is recognized.

Occasionally, sales of capital equipment have post-sale obligations, such as installation and extended service contracts, which are fulfilled after product shipment, or the delivery of fibers which may be included in the initial sales contract. For each multiple element arrangement, we determine if each element is a separate unit of accounting by ensuring that (1) the element has stand alone value to the customer, (2) there is objective evidence of the fair value for the element, and (3) if the arrangement includes a general right of return relative to the delivered item, delivery of the undelivered items is considered probable and in our control. To determine the fair value for each element in an arrangement, we rely primarily upon vendor specific objective evidence (VSOE) of fair value using the price charged when we sell that element separately, we rely upon vendor objective evidence of fair value in the form of competitor pricing of the same or interchangeable products. We defer revenue attributable to the post-shipment obligations and recognize such revenue when the obligation is fulfilled.

We provide incentives to customers, including volume based rebates. Customers are not required to provide documentation that would allow us to reasonably estimate the fair value of the benefit received and we do not receive an identifiable benefit in exchange for the consideration. Accordingly, the incentives are recorded as a reduction of revenue.

All of our customers have rights of return for the occasional ordering or shipping error. We maintain an allowance for these returns and reduce reported revenue for expected returns from shipments during each reporting period. This allowance is based on historical and current trends in product returns. At January 1, 2011 this allowance was $1.7 million, and it was $2.1 million at January 2, 2010.

*Allowance for Doubtful Accounts*

We estimate the allowance for doubtful accounts by analyzing those accounts receivable that have reached their due date and by applying rates based upon historical write-off trends and specific account reserves. Accounts are written off sooner in the event of bankruptcy or other circumstances that make further collection unlikely. When it is deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance. Different estimates could have material variances in the amount and timing of our reported results for any period. In addition, actual results could be different from current estimates, possibly resulting in increased future charges to earnings.

The allowance for doubtful accounts was $3.6 million and $3.4 million at January 1, 2011 and January 2, 2010, respectively, which represented 3.6 percent and 3.2 percent of gross accounts receivable, respectively. The increase in allowance compared to the prior year is due to specific reserves related to certain international accounts.

*Derivative Instruments Policy*

For information regarding our use of derivatives see *Item 7A, Quantitative and Qualitative Disclosures about Market Risk,* and also see *Notes to Consolidated Financial Statements – No. 9, Derivative Instruments and Hedging Activities.*

*Inventories*

Inventories are stated at the lower of cost or market determined on the first-in-first-out method. Each quarter, we evaluate our inventories for obsolescence and excess quantities. This evaluation includes analyses of inventory levels, historical loss trends, expected product lives, product at risk of expiration, sales levels by product, and projections of future sales demand. We reserve inventories we consider obsolete. In addition, we record an allowance for inventory quantities in excess of forecasted demand. Inventory allowances were $3.8 million and $5.0 million at the end of 2010 and 2009, respectively. If future demand or market conditions are less favorable than current estimates, additional inventory adjustments would be required and would adversely affect income in the period the adjustment is made.

*Purchase Accounting and Valuation of IPR&D*

When we acquire another company, the purchase price is allocated, as applicable, between in process research and development (IPR&D), other identifiable intangible assets, tangible assets, and goodwill. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. The amount of the purchase price allocated to IPR&D and intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

The forecast data employed in the analysis of our various IPR&D charges was based upon internal product level forecast and external market information. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, we believe the forecast data and assumptions used are reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Unless otherwise noted, forecast and assumptions have not changed materially from the date the appraisals were completed.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would not realize the original estimated financial benefits expected for these projects. We fund all costs to complete IPR&D projects with internally generated cash flows.

*Goodwill*

Goodwill is the excess of the purchase price over the fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually during the fourth quarter, or whenever a change in circumstances or the occurrence of events suggest the remaining value may not be recoverable. The goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts. Goodwill was $683.7 million as of January 1, 2011 and $690.9 million as of January 2, 2010.

For our annual goodwill impairment assessment, we currently use the market approach to determine the fair value of our single reporting unit. The approach calculates fair value as our market capitalization, plus a control premium, less cash and short-term investments, plus debt, to reach the enterprise fair value. Our market capitalization is calculated by multiplying our common shares outstanding by the average market price of our common stock for the 15 business days prior to, and 15 business days after, our assessment date. We used a control premium of 30% for our impairment assessment, as we believe this is within a reasonable range of historical control premiums paid for acquisitions in the medical device industry. We selected this method as being the most meaningful in preparing our goodwill assessment because it bases fair value on the quoted market price of our stock in an active market, while also factoring in that a market participant would be willing to pay a premium over our market capitalization to obtain full control of the company. The result of our most recent impairment assessment completed in the fourth quarter of 2010 was a fair value of $2.2 billion, compared to the carrying value of our reporting unit of $633.3 million. See *Notes to Consolidated Financial Statements – No. 3, Goodwill and Intangible Assets*, for further information.

*Intangible Assets*

Intangible assets consist primarily of purchased technology, patents, and trademarks and are generally amortized using the straight-line method over their estimated useful lives. We review our intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Intangible assets with indefinite lives are not amortized, but are tested for impairment annually during the fourth quarter or whenever there is an impairment indicator. Impairment, if any, is recognized through acceleration of amortization and recorded as amortization of intangibles. For further discussion of definite-lived intangibles for which amortization was accelerated during 2008, refer to *Notes to Consolidated Financial Statements – No. 3, Goodwill and Intangible Assets*. Intangible assets, net of accumulated amortization, were $90.8 million as of January 1, 2011 and $101.6 million as of January 2, 2010.

*Warranty Accrual / Allowance*

We warrant all of our products to be free from manufacturing defects. In addition, if a product fails, we may provide replacements at no cost or at a substantial discount from list price. We maintain a warranty allowance to cover the cost of replacements for our erectile restoration, incontinence, BPH, and urinary stones products. When we sell products, we record an expense for the expected costs of future warranty-related claims, and increase the warranty allowance by an equivalent amount. We reduce the warranty allowance by the cost of the replacement device when an actual claim is awarded. Thus, the balance of the warranty allowance is an estimate of the future cost of honoring our warranty obligation. Factors influencing this estimate include historical claim rates, changes in product performance, frequency of use by the patient, the patient's performance expectations, and changes in the terms of our product replacement policy. Product reliability is a function of raw material properties, manufacturing processes, and surgical technique.

At January 1, 2011, our accrued warranty allowance was $2.7 million compared to $2.3 million at January 2, 2010. If we experience changes in any of the factors that influence this estimate, we will make adjustments to this accrued warranty allowance.

*Product Liability Accrual*

Each quarter, we estimate the uninsured portion of legal representation and settlement costs of product liability claims and lawsuits. This evaluation consists of reviewing historical claims costs as well as assessing future trends in medical device liability cases. Social and political factors, as well as surgeon and medical facility responsibility, make litigation costs hard to predict. The accrual amount reflects the estimate related to identified claims and lawsuits. If, in the future, we determine that this accrual is inadequate, the adjustment would reduce reported income in the period we recorded the adjustment.

*Valuation of Stock-Based Payments*

Our stock-based compensation plans include stock options and restricted stock. We also sponsor an employee stock purchase plan. We account for these plans using a fair value method. Stock options and grants are valued using the Black-Scholes closed-form model for estimating the fair value of employee stock options and similar instruments. This model is based on several key inputs. Risk free interest rates are based on the applicable federal Treasury bill rate. Stock price volatility is determined based on historical rates over the comparable option expected life. Expected option lives are determined based on employee groups with similar exercise patterns, as determined by the historical activity. Expense is reduced each period for expected forfeitures, the rate of which was determined based on historical rates. We use the straight-line method of expense attribution that results in a straight-line amortization of the compensation expense over the vesting period for all options.

We recognize compensation expense for the fair value of restricted stock grants issued based on the closing stock price on the date of grant. Compensation expense recognized on shares issued under our Employee Stock Purchase Plan is based on the value of an option to purchase shares of our stock at a 15 percent discount to the stock price.

Total stock-based compensation expense recognized during the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $8.7 million, $9.0 million and $8.9 million, respectively. See *Notes to Consolidated*

*Financial Statements – No. 6, Stock-Based Compensation* for further information regarding our stock-based compensation programs.

*Income Taxes*

In the preparation of the consolidated financial statements, income taxes in each of the jurisdictions in which we operate are determined. This process involves estimating and judgment for current tax liabilities, assessing deferred tax assets and liabilities, valuation allowances and tax reserves. The tax rules require that certain items have tax treatment that is different from the consolidated financial statements. The different tax treatment may be permanent or temporary which is reflected in our effective tax rate and related tax accounts in the consolidated financial statements.

Our deferred tax assets include such items as timing differences on certain accruals, reserves, and deferred revenue. Other deferred tax assets exist for net operating losses on various federal and state tax returns, and research and development tax credits. Our deferred tax liabilities include such items as amortization of trademarks and intangibles, and contingent interest on the Convertible Notes.

We review deferred tax assets and determine the need for a valuation allowance on a quarterly basis. The valuation allowance assessment considers historical taxable income, estimates of future taxable income, and the impact of tax planning strategies. If a determination is made that we would not realize all or part of the deferred tax assets, an adjustment to the deferred tax asset valuation allowance and a charge to income in the period of the determination would be made. As of January 1, 2011, no valuation allowance is required.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We assess our reserves for uncertain tax benefits on a quarterly basis. We believe that all of our tax positions are fully supportable. However, we establish a reserve for uncertain tax benefits for actual tax benefits claimed or planned to be claimed on tax return filings in excess of what is allowed to be recognized for financial statement purposes.

**Recent Accounting Pronouncements**

See *Notes to Consolidated Financial Statements – No.1, Business Description and Significant Accounting Policies.*

**Forward-Looking Statements**

This Annual Report on Form 10-K contains not only historical information, but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by those sections. In addition, we or others on our behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or web casts open to the public, in press releases or reports, on our Internet web site or otherwise. All statements other than statements of historical facts included in this report or expressed by us orally from time to time that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about our plans, objectives, strategies, the outcome of contingencies such as legal proceedings, and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements in this report with words like "believe," "may," "could," "would," "might," "project," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate," or "continue" or the negative of these words or other words and terms of similar meaning. These forward-looking statements may be contained in the notes to our consolidated financial statements and elsewhere in this report, including under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are based on management's beliefs, certain assumptions and current expectations and factors that affect all businesses operating in a global market as well as matters specific to us. These uncertainties and factors are difficult to predict and many of them are beyond our control.

The following are some of the uncertainties and factors known to us that could cause our actual results to differ materially from what we have anticipated in our forward-looking statements: developing our presence in new markets and developing new products or technologies; successfully competing against competitors; physician acceptance, endorsement, and use of our products; clinical and regulatory matters; product liability claims; potential product recalls; changes in and adoption of reimbursement rates; healthcare reform legislation in the U.S.; patient acceptance of our products and therapies; or technological obsolescence; the impact of worldwide economic conditions on our operations; reliance on single or sole-sourced suppliers; loss or impairment of a principal manufacturing facility; factors impacting the stock market and share price and its impact on the dilution of convertible securities; adequate protection of our intellectual property rights; and currency and other economic risks inherent in selling our products internationally.

For more information regarding these and other uncertainties and factors that could cause our actual results to differ materially from what we have anticipated in our forward-looking statements or otherwise could materially adversely affect our business, financial condition or operating results, refer to this Annual Report on Form 10-K under *Part I, Item 1A, "Risk Factors."*

All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. We wish to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the uncertainties and factors described above, as well as others that we may consider immaterial or do not anticipate at this time. The risks and uncertainties described above are not exclusive and further information concerning us and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time. We assume no obligation to update, amend or clarify forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise you, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the Securities and Exchange Commission.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We use derivatives to mitigate our exposure to volatility in interest and foreign currency exchange rates. We hedge only exposures in the ordinary course of business.

### Currency

Our operations outside of the United States are maintained in their local currency. All assets and liabilities of our international subsidiaries are translated to U.S. dollars at period-end exchange rates. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. Gains and losses on foreign currency transactions and short term inter-company receivables from foreign subsidiaries are included in other (expense) income.

During fiscal 2010 and 2009, revenues from sales to customers outside the United States were 27.2 percent and 28.0 percent of total consolidated revenues, respectively. International accounts receivable, inventory, cash and short-term investments, and accounts payable were 42.3 percent, 6.3 percent, 16.4 percent, and 26.7 percent of total consolidated accounts for each of these items as of January 1, 2011. The reported results of our foreign operations will be influenced by their translation into U.S. dollars by currency movements against the U.S. dollar. During 2010, we entered into various foreign exchange forward contracts to manage a portion of our exposure to foreign exchange rate fluctuations on our forecasted sales to and receivables from certain subsidiaries, denominated in Euros, British pounds, Canadian dollars and Australian dollars. The result of a uniform 10 percent strengthening in the value of the U.S. dollar in 2010 relative to each of the currencies in which our revenues and expenses are denominated would have resulted in a decrease in net income after the impact of hedges of approximately $2.4 million during 2010.

At January 1, 2011, our net investment in foreign subsidiaries translated into dollars using the period end exchange rate was $37.4 million and the potential loss in fair value resulting from a hypothetical 10 percent strengthening in the value of the U.S. dollar currency exchange rate amounts to $3.7 million.

### Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to us. Recent economic events, including failures of financial service companies and the related liquidity crisis, have considerably disrupted the capital and credit markets. Our credit risk consists of trade receivables, cash and cash equivalents, short-term investments, derivative instruments, lending commitments and insurance relationships in the ordinary course of business.

The carrying value of accounts receivable approximates fair value due to the relatively short periods to maturity on these instruments. Accounts receivable are primarily due from hospitals and clinics located mainly in the United States and Western Europe. Although we do not require collateral from our customers, concentrations of credit risk in the United States are mitigated by a large number of geographically dispersed customers. We do not presently anticipate losses in excess of allowances provided associated with trade receivables, although collection could be impacted by the underlying economies of the countries.

We place cash, cash equivalents, short-term investments and derivative instruments with high quality financial institutions, which we monitor regularly and take action where possible to mitigate risk. We do not hold investments in auction rate securities, mortgage backed securities, collateralized debt obligations, individual corporate bonds, special investment vehicles or any other investments which have been directly impacted by the recent worldwide financial crisis. We have not incurred any charges specific to the increased volatility in credit markets and credit risk. Insurance programs are with carriers that remain highly rated and we have no significant pending claims. We do not expect our current or future credit risk exposures to have a significant impact on our operations. However, there can be no assurance that our business will not experience any adverse impact from credit risk in the future.

## Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements and the reports of our independent registered public accounting firm are included in this Annual Report on Form 10-K beginning on page F-1. The index to this report and the financial statements are included in Part IV, Item 15.

## Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

## Item 9A. Controls and Procedures

### Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act of 1934). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of January 1, 2011.

### Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the above-referenced evaluation by management of the effectiveness of our internal control over financial reporting that occurred during our fourth quarter ended January 1, 2011.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance to our management and our Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of January 1, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of January 1, 2011, our internal control over financial reporting is effective based on those criteria.

Our internal control over financial reporting as of January 1, 2011, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited our consolidated financial statements, as stated in their report which appears on page F-2 of this Form 10-K.

**Item 9B. Other Information**

None

## PART III

### Item 10. Directors and Executive Officers of the Registrant

#### Directors of the Registrant

The information in the "Election of Directors — Information About the Nominees and Other Directors" section of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

#### Executive Officers of the Registrant

Information about our executive officers is included in this Annual Report on Form 10-K under Part I, Item 1, "Executive Officers of American Medical Systems Holdings, Inc." and incorporated herein by reference.

#### Compliance with Section 16(a) of the Exchange Act

The information in the "Section 16(a) Beneficial Ownership Reporting Compliance" section of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

#### Audit Committee Financial Expert

The information under the heading "Audit Committee" in the "Election of Directors — Board and Board Committees" section of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

#### Identification of the Audit Committee

The information under the heading "Audit Committee" in the "Election of Directors — Board and Board Committees" section of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

#### Code of Ethics

Our Code of Ethics for Senior Financial Management applies to our chief executive officer, chief financial officer, controller, and other employees performing similar functions that have been identified by the chief executive officer, and meets the requirements of the Securities and Exchange Commission. We have posted our Code of Ethics for Senior Financial Management on our website at www.AmericanMedicalSystems.com. We intend to disclose any amendments to and any waivers from a provision of our Code of Ethics for Senior Financial Management on our website within five business days following such amendment or waiver. The information contained in or connected to our website is not incorporated by reference into this Form 10-K and should not be considered part of this or any report that we file with or furnish to the Securities and Exchange Commission.

### Item 11. Executive Compensation

The information in the "Compensation Discussion and Analysis," the "Executive Compensation" and the "Director Compensation" sections of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in the "Executive Compensation—Securities Authorized for Issuance Under Equity Compensation Plans" and "Principal Stockholders and Management Beneficial Ownership" sections of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in the "Related Person Relationships and Transactions," the "Election of Directors – Information about the Nominees and Other Directors" and the "Election of Directors – Board and Board Committees" sections of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

### Item 14. Principal Accountant Fees and Services

The information in the "Audit and Non-Audit Fees" section of our 2011 Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedule

#### (a) Financial Statements

Our following Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm thereon are included herein (page numbers refer to pages in this Annual Report on Form 10-K).



#### (b) Financial Statement Schedule

Our schedule of valuation and qualifying accounts (in thousands) should be read in conjunction with the consolidated financial statements (page numbers refer to pages in the Annual Report on Form 10-K). All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.



#### (c) Exhibits

The exhibits to this Annual Report on Form 10-K are listed in the Exhibit Index on pages E-1 to E-7 to this report. A copy of any of the exhibits listed in the Exhibit Index will be sent at a reasonable cost to any stockholder upon receipt from any such person of a written request for any such exhibit. Requests should be sent to the attention of Corporate Secretary, American Medical Systems Holdings, Inc., 10700 Bren Road West, Minnetonka, Minnesota 55343.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit (or incorporated by reference) to this Annual Report on Form 10-K:

1. Employment Agreement, dated December 18, 2006, between Mark A. Heggestad and American Medical Systems, Inc.
2. First Amendment to Employment Agreement, dated March 6, 2008, between Mark A. Heggestad and American Medical Systems, Inc.
3. Employment Agreement, dated as of April 22, 2008, between American Medical Systems, Inc. and Anthony P. Bihl, III.
4. Change in Control Severance Agreement, dated as of April 22, 2008, between American Medical Systems Holdings, Inc. and Anthony P. Bihl, III.
5. Separation Agreement, dated March 31, 2010, by and between Lawrence W. Getlin and American Medical Systems, Inc.
6. Employment Agreement, effective as of April 1, 2009, between Joe W. Martin and American Medical Systems, Inc.

7. Employment Agreement, effective as of August 3, 2009, between Maximillian Fiore and American Medical Systems, Inc.
8. 2000 Equity Incentive Plan, as amended.
9. Form of Incentive Stock Option Agreement under the 2000 Equity Incentive Plan, as amended.
10. Form of Non-Qualified Stock Option Agreement under the 2000 Equity Incentive Plan, as amended.
11. Employee Stock Purchase Plan as amended.
12. 2005 Stock Incentive Plan (As Amended and Restated).
13. Form of Stock Option Certificate for Directors under the 2005 Stock Incentive Plan.
14. Form of Stock Option Certificate for Executive Officers under the 2005 Stock Incentive Plan.
15. Form of Notice of Amendment to Stock Option Certificate/Agreement for Executive Officers of American Medical Systems Holdings, Inc.
16. Form of Stock Option Certificate for Executive Officers under the 2005 Stock Incentive Plan (Version Modified in 2010).
17. Form of Restricted Stock Award for Executive Officers under the 2005 Stock Incentive Plan.
18. Form of Indemnification Agreement with Executive Officers and Directors.
19. Form of Change in Control Severance Agreement.
20. Form of First Amendment to Change in Control Severance Agreement.
21. Form of Change in Control Severance Agreement (Version Modified in 2009).
22. The American Medical Systems, Inc. Executive Severance Pay Plan
23. 2011 Executive Variable Incentive Plan.

## FINANCIAL STATEMENTS AND NOTES THERETO

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

**The Board of Directors and Stockholders**
**American Medical Systems Holdings, Inc.**

We have audited the accompanying consolidated balance sheets of American Medical Systems Holdings, Inc. as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 1, 2011. Our audits also included the financial statement schedule listed in Item 15(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Systems Holdings, Inc. at January 1, 2011 and January 2, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), American Medical Systems Holdings, Inc.'s internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control-Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 25, 2011

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

**The Board of Directors and Stockholders**
**American Medical Systems Holdings, Inc.**

We have audited American Medical Systems Holdings, Inc.'s internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Medical Systems Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American Medical Systems Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Medical Systems Holdings, Inc. as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 1, 2011, and our report dated February 25, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 25, 2011

**American Medical Systems Holdings, Inc.**
**Consolidated Statements of Operations**
(In thousands, except per share data)

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net sales** | $ 542,316 | $ 519,270 | $ 501,641 |
| **Cost of sales** | 91,116 | 92,211 | 111,097 |
| **Gross profit** | 451,200 | 427,059 | 390,544 |
| **Operating expenses** | | | |
| Selling, general and administrative | 230,931 | 219,050 | 214,951 |
| Research and development | 53,367 | 52,765 | 46,247 |
| In-process research and development | - | - | 7,500 |
| Amortization of intangibles | 12,168 | 13,161 | 34,465 |
| Total operating expenses | 296,466 | 284,976 | 303,163 |
| **Operating income** | 154,734 | 142,083 | 87,381 |
| **Other (expense) income** | | | |
| Royalty income | 559 | 3,073 | 4,474 |
| Interest expense | (14,048) | (19,636) | (27,398) |
| Amortization of financing costs | (14,077) | (15,790) | (18,482) |
| Gain on extinguishment of debt | - | 10,125 | 5,631 |
| Gain on sale of non-strategic assets | 7,719 | 17,446 | - |
| Other income (expense) | 997 | (1,266) | (1,448) |
| Total other (expense) | (18,850) | (6,048) | (37,223) |
| **Income before income taxes** | 135,884 | 136,035 | 50,158 |
| **Provision for income taxes** | 48,874 | 51,197 | 19,323 |
| **Net income** | $ 87,010 | $ 84,838 | $ 30,835 |
| **Net income per share** | | | |
| Basic net earnings | $ 1.15 | $ 1.14 | $ 0.42 |
| Diluted net earnings | $ 1.12 | $ 1.14 | $ 0.42 |
| **Weighted average common shares used in calculation** | | | |
| Basic | 75,847 | 74,097 | 72,942 |
| Diluted | 77,632 | 74,675 | 73,899 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**American Medical Systems Holdings, Inc.**
**Consolidated Balance Sheets**
(In thousands, except share and per share data)

| | January 1, 2011 | January 2, 2010 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 16,481 | $ 30,670 |
| Short-term investments | 61,334 | 19,868 |
| Accounts receivable, net | 98,518 | 102,590 |
| Inventories, net | 33,789 | 30,276 |
| Deferred income taxes | 15,558 | 14,870 |
| Other current assets | 6,747 | 6,067 |
| Total current assets | 232,427 | 204,341 |
| Property, plant and equipment, net | 41,405 | 44,120 |
| Goodwill | 683,720 | 690,899 |
| Intangible assets, net | 90,781 | 101,568 |
| Other long-term assets, net | 5,101 | 6,223 |
| Total assets | $ 1,053,434 | $ 1,047,151 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 8,833 | $ 9,114 |
| Income taxes payable | 535 | 4,495 |
| Accrued compensation expenses | 30,800 | 29,603 |
| Accrued warranty expense | 2,697 | 2,293 |
| Other accrued expenses | 26,687 | 25,760 |
| Total current liabilities | 69,552 | 71,265 |
| Long-term debt | 235,093 | 346,229 |
| Deferred income taxes | 57,259 | 62,347 |
| Long-term income taxes payable | 19,268 | 18,206 |
| Long-term employee benefit obligations | 3,701 | 3,745 |
| Total liabilities | 384,873 | 501,792 |
| Stockholders' equity | | |
| Common stock, par value $.01 per share; authorized 200,000,000 shares; issued and outstanding: 76,777,443 shares at January 1, 2011 and 74,715,839 shares at January 2, 2010 | 768 | 747 |
| Additional paid-in capital | 436,825 | 399,468 |
| Accumulated other comprehensive income | 5,195 | 6,381 |
| Retained earnings | 225,773 | 138,763 |
| Total stockholders' equity | 668,561 | 545,359 |
| Total liabilities and stockholders' equity | $ 1,053,434 | $ 1,047,151 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**American Medical Systems Holdings, Inc.**
**Consolidated Statements of Changes in Stockholders' Equity**
(In thousands)

| | Common Stock | | Additional | | Accumulated Other | |
|---|---|---|---|---|---|---|
| | Shares | Par Value | Paid-In Capital | Retained Earnings | Comprehensive Income | Total |
| Balances at December 29, 2007 | 72,259 | $ 723 | $ 352,648 | $ 23,090 | $ 6,910 | $ 383,371 |
| Comprehensive income | | | | | | |
| Net income | - | - | - | 30,835 | - | 30,835 |
| Foreign currency translation adjustment, net of tax of $0.3 million | - | - | - | - | (1,768) | (1,768) |
| Change in derivatives, net of tax of $1.2 million | - | - | - | - | (1,982) | (1,982) |
| Recognition of previously unrealized losses on available-for-sale securities, net of tax of $0.3 million | - | - | - | - | 433 | 433 |
| Unrealized loss on available-for-sale securities, net of tax of $0.1 million | - | - | - | - | (102) | (102) |
| Net change for post-retirement plan, net of tax of $0.1 million | - | - | - | - | (265) | (265) |
| Total comprehensive income | - | - | - | - | - | 27,151 |
| Issuance of common stock: | - | - | - | - | - | |
| Stock options exercised | 1,017 | 10 | 5,441 | - | - | 5,451 |
| Employee stock purchase plan | 306 | 3 | 3,420 | - | - | 3,423 |
| Restricted stock awards | 86 | 1 | - | - | - | 1 |
| Stock-based compensation | - | - | 8,818 | - | - | 8,818 |
| Income tax benefit from stock-based compensation plans | | | 844 | | | 844 |
| Repurchase of convertible notes, net of adjustments | - | - | (1,577) | - | - | (1,577) |
| Balances at January 3, 2009 | 73,668 | 737 | 369,594 | 53,925 | 3,226 | $ 427,482 |
| Comprehensive income | | | | | | |
| Net income | - | - | - | 84,838 | - | 84,838 |
| Foreign currency translation adjustment, net of tax of $0.2 million | - | - | - | - | 2,010 | 2,010 |
| Change in derivatives, net of tax of $0.4 million | - | - | - | - | 693 | 693 |
| Unrealized gain on available-for-sale securities, net of tax of $0.2 million | - | - | - | - | 296 | 296 |
| Net change for post-retirement plan, net of tax of $0.1 million | - | - | - | - | 156 | 156 |
| Total comprehensive income | - | - | - | - | - | 87,993 |
| Issuance of common stock: | - | - | - | - | - | |
| Stock options exercised | 716 | 7 | 7,381 | - | - | 7,388 |
| Employee stock purchase plan | 271 | 2 | 2,800 | - | - | 2,802 |
| Restricted stock awards | 61 | 1 | - | - | - | 1 |
| Stock-based compensation | - | - | 8,988 | - | - | 8,988 |
| Income tax benefit from stock-based compensation plans | | | 296 | | | 296 |
| Issuance of convertible notes, net of tax of $28.8 million | | | 47,585 | | | 47,585 |
| Repurchase of convertible notes, net of adjustments | - | - | (37,176) | - | - | (37,176) |
| Balances at January 2, 2010 | 74,716 | $ 747 | $ 399,468 | $ 138,763 | $ 6,381 | $ 545,359 |
| Comprehensive income | | | | | | |
| Net income | - | - | - | 87,010 | - | 87,010 |
| Foreign currency translation adjustment, net of tax of $0.1 million | - | - | - | - | (1,545) | (1,545) |
| Change in derivatives, net of tax of $0.1 million | - | - | - | - | 160 | 160 |
| Unrealized gain on available-for-sale securities | - | - | - | - | 23 | 23 |
| Net change for post-retirement plan, net of tax of $0.1 million | - | - | - | - | 176 | 176 |
| Total comprehensive income | - | - | - | - | - | 85,824 |
| Issuance of common stock: | - | - | - | - | - | |
| Stock options exercised | 1,790 | 18 | 22,985 | - | - | 23,003 |
| Employee stock purchase plan | 191 | 2 | 3,056 | - | - | 3,058 |
| Restricted stock awards | 80 | 1 | - | - | - | 1 |
| Stock-based compensation | - | - | 8,656 | - | - | 8,656 |
| Income tax benefit from stock-based compensation plans | - | - | 2,660 | - | - | 2,660 |
| Balances at January 1, 2011 | 76,777 | $ 768 | $ 436,825 | $ 225,773 | $ 5,195 | $ 668,561 |

*The accompanying notes are an integral part of the consolidated financial statements.*

**American Medical Systems Holdings, Inc.**
**Consolidated Statements of Cash Flows**
(In thousands)

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ 87,010 | $ 84,838 | $ 30,835 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 9,439 | 10,025 | 10,089 |
| Amortization of intangibles | 12,168 | 13,161 | 34,465 |
| Amortization of financing costs | 14,077 | 15,790 | 18,482 |
| Excess tax benefit from stock-based compensation | (2,119) | (566) | (1,498) |
| Net settlement of derivative contracts | (76) | 556 | 1,385 |
| Change in net deferred income taxes | (5,249) | 1,539 | (3,191) |
| Gain on extinguishment of debt | - | (10,125) | (5,631) |
| Gain on sale of non-strategic assets | (7,719) | (17,446) | - |
| In-process research and development charges | - | - | 7,500 |
| Non-cash impairment of available-for-sale securities | - | - | 843 |
| Stock-based compensation | 8,656 | 8,988 | 8,942 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (263) | (8,100) | 10,978 |
| Inventories | (3,377) | 9,228 | 20,947 |
| Accounts payable and accrued expenses | 3,655 | 13,395 | (13,842) |
| Other assets | (260) | 1,513 | (4,547) |
| Net cash provided by operating activities | 115,942 | 122,796 | 115,757 |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | (7,045) | (5,865) | (6,101) |
| Net settlement of derivative contracts | 76 | (556) | (1,385) |
| Disposal of business | - | - | 4,691 |
| Sale of non-strategic assets, net | 19,043 | 18,982 | - |
| Purchase of investments in technology | - | - | (7,500) |
| Purchase of intangibles | (3,149) | (5,927) | (1,352) |
| Purchase of short-term investments | (90,956) | (18,820) | (70,505) |
| Sale of short-term investments | 49,514 | 30,755 | 39,999 |
| Net cash (used in) provided by investing activities | (32,517) | 18,569 | (42,153) |
| **Cash flows from financing activities** | | | |
| Issuance of common stock | 26,061 | 10,190 | 8,874 |
| Excess tax benefit from stock-based compensation | 2,119 | 566 | 1,498 |
| Proceeds from short-term borrowings | - | - | 12,000 |
| Repayments of short-term borrowings | - | - | (12,000) |
| Debt issuance costs | - | (7,697) | - |
| Repurchase of convertible senior subordinated notes | - | (21,125) | (23,373) |
| Payments on senior secured credit facility | (125,307) | (103,510) | (85,202) |
| Net cash used in financing activities | (97,127) | (121,576) | (98,203) |
| **Effect of currency exchange rates on cash** | (487) | (761) | 2,197 |
| **Net (decrease) increase in cash and cash equivalents** | (14,189) | 19,028 | (22,402) |
| **Cash and cash equivalents at beginning of period** | 30,670 | 11,642 | 34,044 |
| **Cash and cash equivalents at end of period** | $ 16,481 | $ 30,670 | $ 11,642 |
| **Supplemental disclosure** | | | |
| Cash paid for interest | $ 14,163 | $ 15,733 | $ 37,646 |
| Cash paid for taxes | 54,696 | 47,556 | 13,710 |

*The accompanying notes are an integral part of the consolidated financial statements.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Business Description and Significant Accounting Policies

*Business Description*

American Medical Systems Holdings, Inc. manufactures and markets a broad line of proprietary surgical products to urologists, gynecologists and urogynecologists for erectile restoration, benign prostatic hyperplasia (BPH), male urethral stricture, urinary and fecal incontinence, and pelvic floor repair.

*Principles of Consolidation*

The consolidated financial statements include the accounts of American Medical Systems Holdings, Inc. and its subsidiaries after elimination of inter-company transactions and accounts.

*Accounting Periods*

We have a 52-or 53-week fiscal year ending on the Saturday nearest December 31. Accordingly, fiscal years 2010, 2009 and 2008 ended on January 1, 2011 January 2, 2010 and January 3, 2009, respectively, and are identified herein as 2010, 2009 and 2008. Fiscal year 2008 had 53 weeks and fiscal years 2010 and 2009 consisted of 52 weeks.

*Cash and Cash Equivalents*

For financial reporting purposes, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Our cash and cash equivalent balances are primarily maintained in our operating accounts.

*Short-Term Investments*

We classify investments as available-for-sale securities and record them at fair value. Our short-term investments consist of money market funds, mutual fund shares, short-term bonds, commercial paper and publicly traded equity securities. Unrealized gains or losses, net of related income taxes, are recorded in accumulated other comprehensive income in stockholders' equity. Realized gains (losses) from the sale of investments are recorded into income in the period of sale. The following table summarizes the components of the balance of our short-term investments (in thousands):

| | January 1, 2011 | | January 2, 2010 | |
|---|---|---|---|---|
| **Description of Securities** | **Fair Value** | **Unrealized Gains** | **Fair Value** | **Unrealized Gains** |
| Money market funds | $ 38,301 | $ - | $ 18,504 | $ - |
| Mutual fund shares and short-term bonds | 417 | - | 709 | - |
| Commercial Paper | 22,010 | - | - | - |
| Publicly traded equity securities | 606 | 348 | 655 | 299 |
| Total | $ 61,334 | $ 348 | $ 19,868 | $ 299 |

*Concentration of Risks*

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to us. Recent economic events, including failures of financial service companies and the related liquidity crisis, have considerably disrupted the capital and credit markets. Our credit risk consists of trade receivables, cash and cash equivalents, short-term investments, derivative instruments, lending commitments and insurance relationships in the ordinary course of business.

The carrying value of accounts receivable approximates fair value due to the short-term nature of the agreements. Accounts receivable are primarily due from hospitals and clinics located mainly in the United States and Western Europe. Although we do not require collateral from our customers, concentrations of credit risk in the United States are mitigated by a large number of geographically dispersed customers. We do not presently anticipate losses in excess of allowances provided associated with trade receivables, although collection could be impacted by the underlying economies of the countries.

We place cash, cash equivalents, short-term investments and derivative instruments with high quality financial institutions, which we monitor regularly and take action where possible to mitigate risk. We do not hold investments in auction rate securities, mortgage backed securities, collateralized debt obligations, individual corporate bonds, special investment vehicles or any other investments which have been directly impacted by the recent financial crisis. We have not incurred any charges specific to the increased volatility in credit markets and credit risk. Insurance programs are with highly rated carriers and we have no significant pending claims. We do not expect our current or future credit risk exposures to have a significant impact on our operations. However, there can be no assurance that our business will not experience any adverse impact from credit risk in the future.

*Allowance for Doubtful Accounts*

We estimate the allowance for doubtful accounts by analyzing those accounts receivable that have reached their due date and by applying rates based upon historical write-off trends and specific account reserves. Accounts are written off sooner in the event of bankruptcy or other circumstances that make further collection unlikely. When it is deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance. Bad debt expense was $1.2 million, $1.6 million and $1.8 million in 2010, 2009 and 2008, respectively. The allowance for doubtful accounts was $3.6 million and $3.4 million at January 1, 2011 and January 2, 2010, respectively.

*Inventories*

Inventories are stated at the lower of cost or market value, determined on the first-in-first-out method. On a quarterly basis, we evaluate inventories for obsolescence and excess quantities. The evaluation includes analyses of inventory levels, historical loss trends, expected product lives, product at risk of expiration, sales levels by product, and projections of future sales demand. We reserve for inventory we consider obsolete. In addition, we record an allowance for inventory quantities in excess of forecasted demand.

*Property, Plant and Equipment*

Property, plant and equipment, and major system software are carried at cost less accumulated depreciation. Depreciation is recorded using straight-line or accelerated methods over the following estimated useful asset lives:

| Asset class | Useful lives |
|---|---|
| Building | 15-30 years |
| Machinery and equipment | 3-12 years |
| Furniture, fixtures, and other | 3-12 years |
| Software | 3-5 years |

Maintenance, repairs, and minor improvements are charged to expense as incurred. Significant improvements are capitalized. To the extent that we experience changes in the usage of equipment or invest in enhancements to equipment, the estimated useful lives of equipment may change in a future period.

*Software Development Costs*

We capitalize certain costs incurred in connection with developing or obtaining software for internal use. The net book value of capitalized software costs was $7.4 million as of January 1, 2011 and $6.9 million as of January 2, 2010. Depreciation expense on capitalized software cost was $2.4 million for 2010, 2009 and 2008.

*In-Process Research and Development*

When we acquire another company, the purchase price is allocated, as applicable, between in-process research and development (IPR&D), other identifiable intangible assets, tangible assets, and goodwill. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. The amount of the purchase price allocated to IPR&D and intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. The discount rate used in the valuation of IPR&D for the 2006 acquisition of Laserscope was estimated to be 16 percent to reflect the risk characteristics and uncertainty related to the development and commercialization assumptions. Costs related to manufacturing, distribution and marketing of the products are included in the projections. Also included are the expected research and development and clinical and regulation expenses projected to be incurred to bring the product to market. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

The forecast data employed in the analysis of our various IPR&D charges was based upon internal product level forecast and external market information. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, we believe the forecast data and assumptions used are reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Unless otherwise noted, forecast and assumptions have not changed materially from the date the appraisals were completed.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these projects will be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, failure of clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would not realize the original estimated financial benefits expected for these projects. We fund all costs to complete IPR&D projects with internally generated cash flows.

We recognized $7.5 million of expense for IPR&D in 2008 for a milestone payment related to our acquisition of BioControl Medical, Ltd. (BioControl) for the in-process development of an implantable electrical stimulation device to treat urge incontinence and interstitial cystitis. There was a similar milestone payment of $7.5 million in 2007 related to BioControl. We remain liable to make a third milestone payment of $10 million to BioControl if and when the payment conditions are satisfied. In addition, we agreed to make certain other payments in the event we transfer the BioControl technology to another party prior to achieving the third milestone. These additional contingent payments will be allocated to in-process research and development if made, as this was the only asset acquired in the BioControl acquisition.

*Goodwill*

Goodwill is the excess of the purchase price over the fair value of the other net assets, including IPR&D, of acquired businesses. Goodwill is not amortized, but is assigned to reporting units and tested for impairment annually during the fourth quarter, or whenever there is an impairment indicator. We operate as one reporting unit engaged in developing, manufacturing, and marketing medical devices. We assess goodwill impairment indicators quarterly, or more frequently, if a change in circumstances or the occurrence of events suggests the remaining value may not be recoverable.

The first step of the impairment test for goodwill compares the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite lived intangible assets. If the fair value is less than the carrying amount, the second step determines the amount of impairment, if any, by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill and indefinite lived intangible assets, is less than its carrying amount. Refer to *Note 3, Goodwill and Intangible Assets*, for discussion of our results of impairment testing.

*Intangible Assets*

Intangible assets consist primarily of purchased technology, patents, and trademarks and are generally amortized using the straight-line method over their estimated useful lives. We review our intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Intangible assets with indefinite lives are not amortized, but are tested for impairment annually during the fourth quarter or whenever there is an impairment indicator. Impairment, if any, is recognized through acceleration of amortization and recorded as amortization of intangibles. Refer to *Note 3, Goodwill and Intangible Assets*, for discussion of our results of impairment testing.

*Long-Lived Assets*

We record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Periodically, if an indicator of impairment exists, we measure any potential impairment utilizing discounted cash flows as an estimate of fair value. Refer to *Note 3, Goodwill and Intangible Assets*, for discussion of our results of impairment testing.

*Revenue Recognition*

We sell our products primarily through a direct sales force. A portion of our revenue is generated from consigned inventory or from inventory with field representatives. For these products, revenue is recognized at the time the product has been used or implanted. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to our customers providing there are no remaining performance obligations required from us or any matters requiring customer acceptance. In cases where we utilize distributors or ship product directly to the end user, we recognize revenue upon shipment provided all revenue recognition criteria have been met. We record estimated sales returns, discounts and rebates as a reduction of net sales in the period revenue is recognized.

Occasionally, sales of capital equipment have post-sale obligations, such as installation and extended service contracts, which are fulfilled after product shipment, or the delivery of fibers which may be included in the initial sales contract. For each multiple element arrangement, we determine if each element is a separate unit of accounting by ensuring that (1) the element has stand alone value to the customer, (2) there is objective evidence of the fair value for the element, and (3) if the arrangement includes a general right of return relative to the delivered item, delivery of the undelivered items is considered probable and in our control. To determine the fair value for each element in an arrangement, we rely primarily upon vendor specific objective evidence (VSOE) of fair value using the price charged when we sell that element separately, we rely upon vendor specific objective evidence of fair value in the form of competitor pricing of the same or interchangeable products. We defer revenue attributable to the post-shipment obligations and recognize such revenue when the obligation is fulfilled.

We provide incentives to customers, including volume based rebates. Customers are not required to provide documentation that would allow us to reasonably estimate the fair value of the benefit received and we do not receive an identifiable benefit in exchange for the consideration. Accordingly, the incentives are recorded as a reduction of revenue.

All of our customers have rights of return for the occasional ordering or shipping error. We maintain an allowance for these returns and reduce reported revenue for expected returns from shipments during each reporting period. This allowance is based on historical and current trends in product returns. This allowance was $1.7 million and $2.1 million at January 1, 2011 and January 2, 2010, respectively.

*Royalty Income*

Royalties from licensees are based on third-party sales of licensed products and are recorded as other income in accordance with contract terms when third-party results are reliable, measurable, and collectibility is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends.

*Research and Development Costs*

Research and development costs are expensed as incurred and include costs of all research activities as well as other engineering and technical effort, including clinical and regulatory activities, required to develop a new product or make significant improvement to an existing product or manufacturing process.

*Advertising and Promotional Costs*

Advertising and promotional costs are charged to operations in the year incurred. Advertising and promotion costs charged to operations during 2010, 2009 and 2008 were $7.7 million, $5.9 million and $5.2 million, respectively.

*Product Warranty Costs*

We provide a warranty allowance to cover the cost of replacements for our erectile restoration, BPH therapy, urinary stones, and incontinence products. The warranty allowance is an estimate of the future cost of honoring our warranty obligations. Warranty costs are included as part of the cost of goods sold.

We warrant all of our products to be free from manufacturing defects. In addition, if a product fails, we may provide replacements at no cost or a substantial discount from list price. When we sell products, we record an expense for the expected costs of future warranty-related claims, and increase the warranty allowance by an equivalent amount. We reduce the warranty allowance by the cost of the replacement device when an actual claim is awarded.

*Product Liability*

We estimate the uninsured portion of legal representation and settlement costs of product liability claims and lawsuits quarterly. This evaluation consists of reviewing historical claims costs as well as assessing future trends in medical device liability cases. Social and political factors, as well as surgeon and medical facility responsibility, make litigation costs hard to predict. If, in the future, we determine that our accrual is inadequate, the adjustment would reduce reported income in the period we recorded the adjustment.

*Income Taxes*

We account for income taxes using the liability method. With this method, deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes using enacted tax rates in effect in the years in which the differences are expected to reverse.

We have significant amounts of deferred tax assets that are reviewed for recoverability and then valued accordingly. We evaluate the realizable value of the deferred tax assets on a quarterly and yearly basis, as well as assess the need for valuation allowances by considering historical levels of income, estimates of future taxable income, and the impact of tax planning strategies. We record a valuation allowance to reduce deferred tax assets when we believe all or part of our deferred tax assets will not be realized.

We recognize tax positions in our financial statements when it is more likely than not the position will be sustained upon examination based on the technical merits of the position.

*Foreign Currency Translation*

The financial statements for operations outside the United States are maintained in their local currency. All assets and liabilities of our international subsidiaries are translated to United States dollars at year-end exchange rates, while elements of the statement of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity with the exception of inter-company balances not considered permanently invested which are included in other income (loss). The balance of cumulative translation adjustments included in accumulated other comprehensive income was $6.0 million and $7.5 million at January 1, 2011 and January 2, 2010, respectively. Gains and losses on foreign currency transactions are also included in other income (loss).

*Derivatives and Hedging Activities*

All derivatives are recorded on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss) (OCI) depending on the type of hedging instrument and the effectiveness of those hedges. See *Note 9, Derivative Instruments and Hedging Activities* for a description of our derivative instruments and hedging activities during 2010, 2009 and 2008.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant areas which require management's estimates relate to the allowances for doubtful accounts receivable, sales return reserve, excess and obsolete inventories, impairment testing of long-lived assets, product warranty, product liability claims, valuation of share-based payments and income taxes. We are subject to risks and uncertainties, such as changes in the health care environment, competition, and legislation that may cause actual results to differ from estimated results.

*Stock-Based Compensation*

We measure stock-based compensation expense based on the fair value of the award on the date of grant. We recognize compensation expense for the fair value of restricted stock grants issued based on the closing stock price on the date of grant. Compensation expense recognized on shares issued under our Employee Stock Purchase Plan is based on the value on the date of grant of an option to purchase shares of our stock at a 15 percent discount to the stock price.

*Net Income per Share*

We present both basic and diluted net income per share amounts. Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share is based upon the weighted average number of common shares and dilutive common share equivalents outstanding during the year. Common share equivalents include stock options and restricted stock awards under our employee stock plans and potential issuances of stock under the assumed conversion of our Convertible Notes utilizing the treasury stock method. For further information regarding our Convertible Notes, refer to *Note 5, Debt.*

Common share equivalents are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on net income per share and, accordingly, are excluded from the calculation. When there is a net loss, other potentially dilutive securities are not included in the calculation of net loss per share since their inclusion would be anti-dilutive. In addition, common share equivalents related to our Convertible Notes are anti-dilutive when the market price of our stock is below the conversion price of our Convertible Notes and, therefore, are excluded from the calculation.

The following table presents information necessary to calculate basic and diluted net income (loss) per common share and common share equivalents for 2010, 2009 and 2008:

| (in thousands, except per share data) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 87,010 | $ 84,838 | $ 30,835 |
| Weighted-average shares outstanding for basic net income per share | 75,847 | 74,097 | 72,942 |
| Dilutive effect of stock options, restricted shares and convertible notes | 1,785 | 578 | 957 |
| Adjusted weighted-average shares outstanding for diluted net income per share | 77,632 | 74,675 | 73,899 |
| Net income per share | | | |
| Basic net earnings | $1.15 | $1.14 | $0.42 |
| Diluted net earnings | $1.12 | $1.14 | $0.42 |

Employee stock options and restricted stock awards of 1,607,238, 5,076,960 and 5,521,429 for 2010, 2009 and 2008, respectively, were excluded from the diluted net income per share calculation because their effect would be anti-dilutive. In addition, our Convertible Notes were excluded from the diluted net income per share calculation in 2008 and 2009 because the conversion price was greater than the average market price of our stock during the periods.

*Comprehensive Income*

Comprehensive income is the sum of net income as reported and other comprehensive income. Other comprehensive income (loss) resulted from foreign currency translation adjustments, gains (losses) on derivative instruments qualifying as hedges, post-retirement plan liability adjustments, and gains (losses) on available-for-sale investments. For more information on derivative instruments, see *Note 9, Derivative Instruments and Hedging Activities.*

The components of comprehensive income for 2010, 2009 and 2008, were as follows:

| (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net income | $ 87,010 | $ 84,838 | $ 30,835 |
| Foreign currency translation (loss) gain, net of taxes of $35, ($245), and ($206), respectively | (1,545) | 2,010 | (1,768) |
| Fair value adjustment on derivatives designated as cash flow hedges, net of taxes of ($125), $1,850 and $1,200, respectively | 204 | (3,058) | (1,982) |
| Reclassification adjustments for cash flow hedges settled and included in net income, net of tax of $27 and ($2,270), respectively | (44) | 3,751 | - |
| Recognition of previously unrealized losses on available-for-sale securities, net of tax of ($263) | - | - | 433 |
| Unrealized gain (loss) on available-for-sale securities, net of taxes of ($14), ($179), and $62, respectively | 23 | 296 | (102) |
| Prior service cost for post-retirement plan, net of taxes of ($11), ($23), and $14, respectively | 18 | 39 | (24) |
| Net gain (loss) for post-retirement plan, net of taxes of ($96), ($71), and $110, respectively | 158 | 117 | (241) |
| Comprehensive income | $ 85,824 | $ 87,993 | $ 27,151 |

The after-tax components of accumulated other comprehensive income as of January 1, 2011, January 2, 2010, and January 3, 2009, were as follows:

| (in thousands) | Net Unrealized (Loss) on Derivative Instruments Qualifying as Hedges | Post-retirement Plan Liability Adjustment | Foreign Currency Translation Adjustment | Net Unrealized (Loss) Gain on Available-for-sale Investments | Total Accumulated Other Comprehensive Income |
|---|---|---|---|---|---|
| Balance at January 3, 2009 | $ (1,982) | $ (180) | $ 5,490 | $ (102) | $ 3,226 |
| Balance at January 2, 2010 | $ (1,289) | $ (24) | $ 7,500 | $ 194 | $ 6,381 |
| Balance at January 1, 2011 | $ (1,129) | $ 152 | $ 5,955 | $ 217 | $ 5,195 |

*Reclassifications*

Certain 2009 and 2008 amounts in the consolidated financial statements have been reclassified to conform to 2010 presentation. The reclassifications include the combination of previously reported "General and administrative expenses" and "Marketing and selling expenses" into a single line item "Selling, general and administrative" and the combination of previously reported "Interest income" with "Other income (expense)" within the Consolidated Statements of Operations. In addition, we combined previously reported "Developed and core technology" and "Other intangibles" into a single line item "Intangible assets, net" in the Consolidated Balance Sheets. All reclassifications had no effect on revenue, operating income, net income, total assets or stockholders' equity. For 2010, 2009, and 2008, "Marketing and selling expenses" totaled $182.8 million, $173.9 million, and $175.7 million, respectively, "General and administrative expenses" totaled $48.1 million, $45.2 million, and $39.3 million, respectively, and "Interest income" was $0.1 million, $0.2 million, and $0.7 million, respectively. For additional information related to intangible assets, see *Note 3, Goodwill and Intangible Assets.*

*Recent Accounting Pronouncements*

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, *Revenue Recognition* (Topic 605): *Multiple-Deliverable Revenue Arrangements*—a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 allows separate accounting for multiple-deliverable arrangements for more circumstances than under existing U.S. GAAP and establishes a selling price hierarchy for determining the selling price of a deliverable. In addition, it replaces the term "fair value" in the revenue allocation guidance with "selling price" to clarify the allocation of revenue is based on entity-specific assumptions rather than assumptions of a market place participant, eliminate the use of the residual method for allocation, and expand on-going disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010 and can be applied prospectively or retrospectively. We adopted the updated accounting guidance for multiple-deliverable revenue arrangements on a prospective basis for our fiscal 2011 year beginning on January 2, 2011, and the adoption did not have a material impact on our consolidated financial position or results of operations.

## 2. Balance Sheet Information

The following provides additional information (in thousands) concerning selected balance sheet accounts:

| | 2010 | 2009 |
|---|---|---|
| Accounts receivable | | |
| Trade accounts receivable | $ 100,485 | $ 103,084 |
| Other receivables | 1,641 | 2,945 |
| Allowance for doubtful accounts | (3,608) | (3,439) |
| Net accounts receivable | $ 98,518 | $ 102,590 |
| Inventories | | |
| Raw materials | $ 9,392 | $ 10,117 |
| Work in process | 3,873 | 3,399 |
| Finished goods | 24,292 | 21,791 |
| Obsolescence allowance | (3,768) | (5,031) |
| Net inventories | $ 33,789 | $ 30,276 |
| Property, plant and equipment | | |
| Land and building | $ 42,068 | $ 41,436 |
| Machinery and equipment | 11,484 | 12,108 |
| Software | 23,727 | 20,863 |
| Furniture, fixtures, and other | 19,952 | 19,108 |
| Accumulated depreciation | (55,826) | (49,395) |
| Net property, plant and equipment | $ 41,405 | $ 44,120 |
| Accrued compensation expenses | | |
| Accrued payroll | $ 5,796 | $ 5,090 |
| Accrued bonuses and commissions | 14,153 | 14,031 |
| Accrued vacation | 6,363 | 5,426 |
| Accrued benefits and other compensation | 4,488 | 5,056 |
| Total accrued compensation expenses | $ 30,800 | $ 29,603 |
| Other accrued expenses | | |
| Accrued interest | $ 4,020 | $ 3,922 |
| Deferred revenue | 3,026 | 3,026 |
| Accrued other | 19,641 | 18,812 |
| Total other accrued expenses | $ 26,687 | $ 25,760 |

### 3. Goodwill and Intangible Assets

The changes in carrying amount of goodwill for 2010 and 2009 are as follows:

| (in thousands) | 2010 | 2009 |
|---|---|---|
| Goodwill, beginning of the period | $ 690,899 | $ 690,097 |
| Allocation of goodwill to sale of non-strategic assets | (6,400) | - |
| Effect of currency translation | (779) | 802 |
| Goodwill, end of the period | $ 683,720 | $ 690,899 |

During the first quarter of 2010, we sold our *Her Option®* global endometrial cryoablation product line for $20.5 million and used the proceeds to pay down our debt. The final sale price after adjustment based on working capital balances at the time of sale was $19.5 million. We allocated a portion of our goodwill to the sale based on the relative fair value of the *Her Option®* product line and our remaining business. The consideration, less goodwill, the carrying value of tangible and intangible assets and related disposal costs resulted in a pre-tax gain of $7.7 million, which is included in "gain on sale of non-strategic assets" in the Consolidated Statements of Operations. As the majority of the goodwill that was allocated to the *Her Option®* product line had no tax basis, we recorded a $5.1 million tax provision against the gain resulting in an effective tax rate of 65.7 percent of the gain on sale of *Her Option®*.

Amortized trademarks relate to trademarks acquired as part of our Influence acquisition in 1999 and have been fully amortized as of January 1, 2011. The unamortized trademarks relate to the *GreenLight™* and *StoneLight®* trademarks acquired as part of our acquisition of Laserscope in 2006 (the Laserscope Trademarks). The Laserscope Trademarks are classified as indefinite-lived intangible assets and are not amortized because there is no foreseeable limit on the period of time the Laserscope Trademarks are expected to contribute to our cash flows.

The following table provides additional information concerning intangible assets:

| | | January 1, 2011 | | | January 2, 2010 | | |
|---|---|---|---|---|---|---|---|
| (in thousands) | Weighted avg remaining life (years) | Gross carrying amount | Accumulated amortization | Net book value | Gross carrying amount | Accumulated amortization | Net book value |
| Developed and core technology | 4.9 | $ 132,953 | $ (92,675) | $ 40,278 | $ 137,553 | $ (85,922) | $ 51,631 |
| Other intangibles | | | | | | | |
| Amortized | | | | | | | |
| Patents | 5.3 | 11,275 | (9,737) | 1,538 | 11,510 | (9,693) | 1,817 |
| Licenses | 7.0 | 18,494 | (10,329) | 8,165 | 15,913 | (9,034) | 6,879 |
| Trademarks | 0.0 | 2,233 | (2,233) | - | 2,208 | (1,767) | 441 |
| Total amortized other intangible assets | 6.7 | 32,002 | (22,299) | 9,703 | 29,631 | (20,494) | 9,137 |
| Unamortized | | | | | | | |
| Trademarks | n/a | 40,800 | - | 40,800 | 40,800 | - | 40,800 |
| Total other intangibles | | 72,802 | (22,299) | 50,503 | 70,431 | (20,494) | 49,937 |
| Total intangible assets | | $ 205,755 | $ (114,974) | $ 90,781 | $ 207,984 | $ (106,416) | $ 101,568 |

During the second quarter of 2009, we purchased a license for the exclusive rights to certain patents through the year 2018 for $9.0 million, of which $8.6 million has been paid as of January 1, 2011, and the remaining $0.4 million is structured to be paid out within the next three months. All payments related to the patents are included in licenses and will be amortized over 7.2 years, which is the remaining useful life of the patents.

During the third quarter of 2009, we sold our female sterilization assets and technology (Ovion technology) for $23.6 million. The consideration, less the carrying value of the intangible asset and related disposal costs resulted in a pre-tax gain of $17.4 million, which is included in "gain on sale of non-strategic assets" in the Consolidated Statements of Operations.

We review our intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. We did not recognize any impairment of intangible assets in 2010 or 2009.

In the fourth quarter of 2008, upon performing our annual assessment of intangible assets, we determined that the projected future cash flows related to certain acquired developed technology intangible assets (for our *TherMatrx®* and *GreenLight PV®* technology) had declined from our previous expectations. The projected declines in cash flows are primarily due to changes in the BPH market resulting from faster-than-expected customer conversion to the *GreenLight HPS®* technology, which is the subsequent generation of technology compared to *GreenLight PV®* technology. As a result of our assessment, we concluded that the carrying value of the acquired developed technology intangible assets exceeded the undiscounted expected cash flows. Therefore, during the fourth quarter of 2008, we performed a discounted cash flow (DCF) analysis, using the excess earnings method, to adjust the asset carrying values to their estimated fair values.

In performing our DCF analysis in 2008, we made assumptions about the amount and timing of future expected cash flows, terminal value growth rates, appropriate discount rates, contributory asset charges and tax amortization benefits. The amount and timing of future cash flows within our DCF analysis is based on our most recent budget, long range strategic plans and other estimates. The terminal growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of cash flows. We use estimates of market participant weighted average cost of capital (WACC) as a basis for determining the discount rate to apply to our expected future cash flows. The discount rate used in our 2008 impairment analysis was 12.5 percent. In addition, an adjustment to the indicated values was made to reflect the hypothetical tax benefits associated with amortizing an asset for income tax purposes.

In 2008, based on the DCF analysis we recorded a $17.1 million impairment to adjust the asset carrying values to their estimated fair value. The impairment was recognized through acceleration of amortization and reported in the "Amortization of intangibles" line item in the Consolidated Statements of Operations.

The following discloses actual and expected aggregate amortization expense for currently-owned intangible assets (in thousands) for 2008 through 2015:

| Year | Actual | Expected |
|---|---|---|
| 2008 | 34,465 | - |
| 2009 | 13,161 | - |
| 2010 | 12,168 | - |
| 2011 | - | 11,546 |
| 2012 | - | 9,300 |
| 2013 | - | 9,262 |
| 2014 | - | 7,145 |
| 2015 | - | 7,123 |

### 4. Warranties

Many of our products are sold with warranty coverage for periods ranging from one year up to the patient's lifetime. The warranty allowance is our estimate of the expected future cost of honoring current warranty obligations. Factors influencing this estimate include historical claim rates, surgical infection rates, changes in product performance, the frequency of use by the patient, the patient's performance expectations, and changes in the terms of our policies. Changes in the warranty balance for 2010 and 2009 are disclosed in the table below.

| (in thousands) | 2010 | 2009 |
|---|---|---|
| Balance, beginning of period | $ 2,293 | $ 3,287 |
| Provisions for warranty | 1,722 | 1,517 |
| Claims processed | (1,318) | (2,511) |
| Balance, end of period | $ 2,697 | $ 2,293 |

## 5. Debt

*Senior Secured Credit Facility*

On July 20, 2006, in conjunction with the Laserscope acquisition, our wholly-owned subsidiary, American Medical Systems, Inc. (AMS), entered into a credit and guarantee agreement (the Credit Facility) with CIT Healthcare LLC, as agent, and certain lenders from time to time party thereto (the Lenders). AMS and each majority-owned domestic subsidiary of AMS are parties to the Credit Facility as guarantors of all of the obligations of AMS arising under the Credit Facility. Each of the subsidiary guarantors is 100 percent owned by us and the guarantees are joint and several. The obligations of AMS and each of the guarantors arising under the Credit Facility are secured by a first priority security interest granted to the agent on substantially all of their respective assets, including a mortgage on the AMS facility in Minnetonka, Minnesota. On August 12, 2009, we received a Consent and Second Amendment to our Credit Facility, which allowed us to exchange a portion of our existing convertible senior subordinated notes for new convertible senior subordinated notes as discussed below.

The six-year senior secured Credit Facility consists of (i) term loan debt and (ii) a revolving credit facility of up to $65.0 million which is available to fund ongoing working capital needs, including future capital expenditures and permitted acquisitions. In 2010, we repaid the remaining outstanding term loan balance of $125.3 million with cash provided by operations.

During the year ended January 1, 2011, term loans under the Credit Facility (other than swing line loans) carried interest at a variable rate based on LIBOR plus an applicable margin. The applicable margin for term loans based on LIBOR was 2.25 percent. The applicable margin for loans under the revolving credit facility is determined by reference to our total leverage ratio, as defined in the Credit Facility. In addition to initial Credit Facility fees and reimbursement of agent expenses, we are obligated to pay commitment fees on the revolving credit facility.

We have used cash provided by our operating activities, along with the proceeds from the sale of *Her Option®* in the first quarter of 2010, to pay down our debt during 2010. Amortization and other prepayments of $125.3 million and $103.5 million were made during the year ended January 1, 2011 and January 2, 2010, respectively. Fees of $10.5 million were classified as a debt discount and were being accreted to amortization of financing costs using the effective interest method over a six year period. Additional debt issuance costs of approximately $2.4 million were recorded as other long term assets and were being amortized over six years using the straight-line method. Upon payment of the prepayments described above, the remaining portion of the related fees and debt issuance costs of $1.6 million and $1.8 million was immediately charged to amortization of financing costs in the years ended January 1, 2011 and January 2, 2010, respectively.

*Convertible Senior Subordinated Notes Due 2036*

On June 27, 2006, we issued convertible senior subordinated notes with a stated maturity of July 1, 2036 (the 2036 Notes). The 2036 Notes bear a fixed interest rate of 3.25 percent per year, payable semiannually. The 2036 Notes are our direct, unsecured, senior subordinated obligations, rank junior to the senior secured Credit Facility and will rank junior in right of payment to all of our future senior secured debt as provided in the indenture for the 2036 Notes. The 2036 Notes have the same rank as our convertible notes that are due in 2041, which are discussed below.

In March 2009, we repurchased 2036 Notes with a principal amount of $27.3 million in exchange for a cash payment of $21.1 million. In connection with this transaction, we recorded a pre-tax gain on extinguishment of debt of $4.6 million in the year ended January 2, 2010. In December 2008, we repurchased 2036 Notes with a principal amount of $34.5 million in exchange for a cash payment of $23.4 million. In connection with this transaction, we recorded a pre-tax gain on extinguishment of debt of $5.6 million in the year ended January 3, 2009.

On September 21, 2009, we exchanged $250.0 million in principal of the 2036 Notes for $250.0 million in principal of new convertible senior subordinated notes with a stated maturity of September 15, 2041 (the 2041 Notes). We accounted for this transaction as an extinguishment of debt, and we recorded a pre-tax gain on extinguishment of $5.6 million in the year ended January 2, 2010. Further information on the 2041 Notes is provided following this section.

We separately account for the liability and equity components of our 2036 Notes in a manner that reflects our nonconvertible borrowing rate. The equity component of our 2036 Notes was $45.4 million as of January 1, 2011 and January 2, 2010, and is recorded in additional paid-in capital. As of January 1, 2011, the principal amount of the liability component, its unamortized discount, and its net carrying amount were $62.0 million, $8.5 million and $53.5 million, respectively. The unamortized discount will be amortized over a remaining period of 2.5 years and the amortization expense is included in "amortization of financing costs" on the Consolidated Statements of Operations. As of January 2, 2010, the principal amount of the liability component, its unamortized discount, and its net carrying amount were $62.0 million, $11.5 million and $50.5 million, respectively. The effective interest rate on the liability component was 9.5% for each of the years ended January 1, 2011 and January 2, 2010. During the year ended January 1, 2011, we recognized $2.0 million of interest expense representing the contractual interest coupon on our 2036 Notes, and $2.9 million of amortization expense related to the discount on the liability component. During the year ended January 2, 2010, we recognized $8.0 million of interest expense representing the contractual interest coupon on our 2036 Notes, and $10.4 million of amortization expense related to the discount on the liability component.

In addition to regular interest on the 2036 Notes, we will also pay contingent interest beginning July 1, 2011 at 0.25% of the average trading price of the 2036 Notes, if the average trading price for the five consecutive trading days immediately before the last trading day preceding the relevant six-month period equals or exceeds 120 percent of the principal amount of the 2036 Notes.

Our 2036 Notes are convertible under the following circumstances for cash and shares of our common stock, if any, at a conversion rate of 51.5318 shares of our common stock per $1,000 principal amount of 2036 Notes (which is equal to an initial conversion price of approximately $19.406 per share), subject to adjustment: (1) when, during any fiscal quarter, the last reported sale price of our common stock is greater than 130% of the conversion price for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five trading days immediately after any five consecutive trading-day period in which the trading price of a 2036 Note for each day of that period was less than 98% of the product of the closing price of our common stock and the applicable conversion rate; (3) if specified distributions to holders of our common stock occur; (4) if we call the 2036 Notes for redemption; (5) if an event or change occurs that results in conversion according to the Indenture; or (6) during the 60 days prior to, but excluding, any scheduled repurchase date or maturity date. Upon conversion, we would be required to satisfy up to 100 percent of the principal amount of the 2036 Notes solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock. If a holder elects to convert its 2036 Notes in connection with a designated event or change that occurs prior to July 1, 2013, we will pay, to the extent described in the Indenture, a make whole premium by increasing the conversion rate applicable to such 2036 Notes. Conversion of our 2036 Notes into common stock could result in dilution to our shareholders. From time to time, our 2036 Notes hold a fair value below their conversion rate. Any redemption due to the trading price discount, described in (2) above, would be subject to the restrictions imposed by the Credit Facility and would occur at the lower of market or conversion value, which would likely be substantially below the par value of the debt. All of the above conversion rights will be subject to certain limitations imposed by our Credit Facility.

We have the right to redeem for cash all or a portion of the 2036 Notes on or after July 6, 2011 at specified redemption prices as provided in the Indenture plus accrued and unpaid interest and contingent interest. Holders of the 2036 Notes may require us to purchase all or a portion of their 2036 Notes for cash on July 1, 2013; July 1, 2016; July 1, 2021; July 1, 2026; and July 1, 2031 or in the event of a designated event or change, at a purchase price equal to 100 percent of the principal amount of the 2036 Notes to be repurchased plus accrued and unpaid interest and contingent interest.

*Convertible Senior Subordinated Notes Due 2041*

On September 21, 2009, we exchanged $250.0 million in principal amount of our 2036 Notes for newly issued 2041 Notes. The 2041 Notes bear a fixed interest rate of 4.0 percent per year, payable semiannually. The 2041 Notes are our direct, unsecured, senior subordinated obligations, rank junior to the senior secured Credit Facility and will rank junior in right of payment to all of our future senior debt as provided in the indenture for the 2041 Notes. The 2041 Notes have the same rank as our 2036 Notes.

Similar to our 2036 Notes, we separately account for the liability and equity components of our 2036 Notes in a manner that reflects our nonconvertible borrowing rate. The excess of the principal amount of the liability component over its carrying amount is treated as debt discount and amortized using the interest method. In addition, debt issuance costs of approximately $7.7 million were allocated to the liability and equity components of the 2041 Notes. Approximately $5.3 million of the debt issuance costs were allocated to the liability component, recorded in other long-term assets, and are being amortized using the straight line method over seven years (representing the time period until the first put date under the 2041 Notes). Approximately $2.4 million of the debt issuance costs were allocated to the equity component and are treated as equity issuance costs and are not amortized.

The equity component of our 2041 Notes was $76.4 million as of January 1, 2011, and is recorded in additional paid-in capital. As of January 1, 2011, the principal amount of the liability component, its unamortized discount, and its net carrying amount were $250.0 million, $68.3 million and $181.7 million, respectively. The unamortized discount will be amortized over a remaining period of 5.7 years and the amortization expense is included in "amortization of financing costs" on the Consolidated Statements of Operations. As of January 2, 2010, the principal amount of the liability component, its unamortized discount, and its net carrying amount were $250.0 million, $76.7 million and $173.3 million, respectively. The effective interest rate on the liability component was 10.2% for each of the years ended January 1, 2011 and January 2, 2010. During the year ended January 1, 2011, we recognized $10.0 million of interest expense representing the contractual interest coupon on our 2041 Notes, and $8.3 million of amortization expense related to the discount on the liability component. During the year ended January 2, 2010, we recognized $2.9 million of interest expense representing the contractual interest coupon on our 2041 Notes, and $2.2 million of amortization expense related to the discount on the liability component.

In addition to regular interest on the 2041 Notes, we will also pay contingent interest beginning September 15, 2016 at 0.75% of the average trading price of the 2041 Notes, if the average trading price for the five trading days immediately before the first trading day preceding the relevant six-month period equals or exceeds 130 percent of the principal amount of the 2041 Notes.

Our 2041 Notes are convertible under the following circumstances for cash and shares of our common stock, if any, at a conversion rate of 51.5318 shares of our common stock per $1,000 principal amount of 2041 Notes (which is equal to an initial conversion price of approximately $19.406 per share), subject to adjustment: (1) when, during any fiscal quarter commencing after January 2, 2010 (and only during such fiscal quarter), the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on the applicable trading day; (2) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of 2041 Notes for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate; (3) if we call the 2041 Notes for redemption; (4) if specified distributions to holders of our common stock occur; (5) if an event or change occurs that results in conversion according to the Indenture; or (6) during the 60 days prior to, but excluding, any scheduled repurchase date or maturity date. Upon conversion, we would be required to satisfy up to 100 percent of the principal amount of the 2041 Notes solely in cash, with any amounts above the principal amount to be satisfied in shares of our common stock. If a holder elects to convert its 2041 Notes in connection with a designated event or change, we will pay, to the extent described in the Indenture, a make whole premium by increasing the conversion rate applicable to such 2041 Notes. Conversion of our 2041 Notes into common stock could result in dilution to our shareholders. Similar to our 2036 Notes, from time to time, our 2041 Notes may hold a fair value below their conversion rate. Any redemption due to the trading price discount, described in (2) above, would be subject to the restrictions imposed by the Credit Facility and would occur at the lower of market or conversion value, which would likely be substantially below the par value of the debt. All of the above conversion rights will be subject to certain limitations imposed by our Credit Facility.

We have the right to redeem for cash all or a portion of the 2041 Notes on or after September 15, 2016 at specified redemption prices as provided in the Indenture plus accrued and unpaid interest and contingent interest. Holders of the 2041 Notes may require us to purchase all or a portion of their 2041 Notes for cash on September 15, 2016 or in the event of a designated event or change, at a purchase price equal to 100 percent of the principal amount of the 2041 Notes to be repurchased plus accrued and unpaid interest and contingent interest.

*Supplemental Guarantor Information*

The 2036 Notes and the 2041 Notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by four of our significant domestic subsidiaries: American Medical Systems, Inc., AMS Sales Corporation,

AMS Research Corporation and Laserscope (the Guarantor Subsidiaries). Each of the subsidiary guarantors is 100 percent owned by us. The guarantees are joint and several, and are subordinated in right of payment to the guaranteed obligations of our significant domestic subsidiaries under our senior Credit Facility.

The following supplemental condensed consolidating financial information presents the statements of operations for each of the years ended January 1, 2011, January 2, 2010, and January 3, 2009, the balance sheets as of January 1, 2011 and January 2, 2010, and the statements of cash flows for each of the years ended January 1, 2011, January 2, 2010, and January 3, 2009, for the Guarantor Subsidiaries as a group, and separately for our non-Guarantor Subsidiaries as a group. In the condensed consolidating financial statements, we and the Guarantor Subsidiaries account for investment in wholly-owned subsidiaries using the equity method.

**American Medical Systems Holdings, Inc.**
**Notes to Consolidated Financial Statements - (Continued)**
**Condensed Consolidating Statement of Operations**
(In thousands)

| | Year Ended Janaury 1, 2011 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Net sales** | $ - | $ 493,776 | $ 117,175 | $ (68,635) | $ 542,316 |
| **Cost of sales** | - | 89,730 | 68,462 | (67,076) | 91,116 |
| **Gross profit** | - | 404,046 | 48,713 | (1,559) | 451,200 |
| **Operating expenses** | | | | | |
| Selling, general and administrative | - | 190,399 | 40,532 | - | 230,931 |
| Research and development | - | 53,396 | (29) | - | 53,367 |
| Amortization of intangibles | - | 12,168 | - | - | 12,168 |
| Total operating expenses | - | 255,963 | 40,503 | - | 296,466 |
| **Operating income** | - | 148,083 | 8,210 | (1,559) | 154,734 |
| **Other (expense) income** | | | | | |
| Royalty income | - | 559 | - | - | 559 |
| Interest expense | (11,980) | (2,055) | (170) | 157 | (14,048) |
| Amortization of financing costs | (11,992) | (2,085) | - | - | (14,077) |
| Gain on sale of non-strategic assets | - | 7,719 | - | - | 7,719 |
| Other income (expense) | - | 1,639 | (455) | (187) | 997 |
| Total other (expense) income | (23,972) | 5,777 | (625) | (30) | (18,850) |
| **(Loss) income before income taxes** | (23,972) | 153,860 | 7,585 | (1,589) | 135,884 |
| **(Benefit) provision for income taxes** | (8,990) | 55,754 | 2,706 | (596) | 48,874 |
| **Equity in earnings of subsidiary** | 102,985 | 4,879 | - | (107,864) | - |
| **Net income** | $ 88,003 | $ 102,985 | $ 4,879 | $ (108,857) | $ 87,010 |

**American Medical Systems Holdings, Inc.**
**Notes to Consolidated Financial Statements - (Continued)**
**Condensed Consolidating Statement of Operations**
(In thousands)

| | Year Ended Janaury 2, 2010 | | | | |
|---|---|---|---|---|---|
| | **American Medical Systems Holdings, Inc.** | **Guarantor Subsidiaries** | **Non-Guarantor Subsidiaries** | **Eliminations** | **Consolidated Total** |
| **Net sales** | $ - | $ 473,590 | $ 113,242 | $ (67,562) | $ 519,270 |
| **Cost of sales** | - | 91,205 | 68,237 | (67,231) | 92,211 |
| **Gross profit** | - | 382,385 | 45,005 | (331) | 427,059 |
| **Operating expenses** | | | | | |
| Selling, general and administrative | - | 182,210 | 36,840 | - | 219,050 |
| Research and development | - | 52,811 | (46) | - | 52,765 |
| Amortization of intangibles | - | 13,161 | - | - | 13,161 |
| Total operating expenses | - | 248,182 | 36,794 | - | 284,976 |
| **Operating income** | - | 134,203 | 8,211 | (331) | 142,083 |
| **Other (expense) income** | | | | | |
| Royalty income | - | 3,073 | - | - | 3,073 |
| Interest expense | (10,857) | (8,753) | (198) | 172 | (19,636) |
| Amortization of financing costs | (12,873) | (2,917) | - | - | (15,790) |
| Gain on extinguishment of debt | 10,125 | - | - | - | 10,125 |
| Gain on sale of non-strategic assets | - | 17,446 | - | - | 17,446 |
| Other (expense) income | - | (1,428) | 326 | (164) | (1,266) |
| Total other (expense) income | (13,605) | 7,421 | 128 | 8 | (6,048) |
| **(Loss) income before income taxes** | (13,605) | 141,624 | 8,339 | (323) | 136,035 |
| **(Benefit) provision for income taxes** | (5,130) | 53,236 | 3,214 | (123) | 51,197 |
| **Equity in earnings of subsidiary** | 93,513 | 5,125 | - | (98,638) | - |
| **Net income** | $ 85,038 | $ 93,513 | $ 5,125 | $ (98,838) | $ 84,838 |

**American Medical Systems Holdings, Inc.**
**Notes to Consolidated Financial Statements - (Continued)**
**Condensed Consolidating Statement of Operations**
(In thousands)

| | Year Ended Janaury 3, 2009 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Net sales** | $ - | $ 451,054 | $ 113,080 | $ (62,493) | $ 501,641 |
| **Cost of sales** | - | 109,873 | 64,637 | (63,413) | 111,097 |
| **Gross profit** | - | 341,181 | 48,443 | 920 | 390,544 |
| **Operating expenses** | | | | | |
| Selling, general and administrative | - | 175,620 | 39,331 | - | 214,951 |
| Research and development | - | 46,247 | - | - | 46,247 |
| In-process research and development | - | 7,500 | - | - | 7,500 |
| Amortization of intangibles | - | 34,465 | - | - | 34,465 |
| Total operating expenses | - | 263,832 | 39,331 | - | 303,163 |
| **Operating income** | - | 77,349 | 9,112 | 920 | 87,381 |
| **Other (expense) income** | | | | | |
| Royalty income | - | 2,974 | 1,500 | - | 4,474 |
| Interest expense | (12,234) | (15,140) | (890) | 866 | (27,398) |
| Amortization of financing costs | (14,804) | (3,678) | - | - | (18,482) |
| Gain on extinguishment of debt | 5,631 | - | - | - | 5,631 |
| Other income (expense) | - | 649 | (1,206) | (891) | (1,448) |
| Total other (expense) income | (21,407) | (15,195) | (596) | (25) | (37,223) |
| **(Loss) income before income taxes** | (21,407) | 62,154 | 8,516 | 895 | 50,158 |
| **(Benefit) provision for income taxes** | (8,069) | 23,970 | 3,084 | 338 | 19,323 |
| **Equity in earnings of subsidiary** | 43,616 | 5,432 | - | (49,048) | - |
| **Net income** | $ 30,278 | $ 43,616 | $ 5,432 | $ (48,491) | $ 30,835 |

**American Medical Systems Holdings, Inc.**

## Notes to Consolidated Financial Statements - (Continued)

**Condensed Consolidating Balance Sheet**

(In thousands)

| | As of January 1, 2011 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Assets** | | | | | |
| Current assets | | | | | |
| Cash and cash equivalents | $ - | $ 4,175 | $ 12,306 | $ - | $ 16,481 |
| Short-term investments | 16,105 | 44,812 | 417 | - | 61,334 |
| Accounts receivable, net | 641,595 | 53,432 | 31,666 | (628,175) | 98,518 |
| Inventories, net | - | 31,659 | 8,638 | (6,508) | 33,789 |
| Deferred income taxes | - | 14,491 | 1,067 | - | 15,558 |
| Other current assets | - | 5,272 | 1,475 | - | 6,747 |
| Total current assets | 657,700 | 153,841 | 55,569 | (634,683) | 232,427 |
| Property, plant and equipment, net | - | 40,227 | 1,178 | - | 41,405 |
| Goodwill | - | 621,793 | 85,948 | (24,021) | 683,720 |
| Intangible assets, net | - | 90,781 | - | - | 90,781 |
| Investment in subsidiaries | 288,776 | 54,422 | - | (343,198) | - |
| Other long-term assets, net | 4,364 | 42 | 695 | - | 5,101 |
| Total assets | $ 950,840 | $ 961,106 | $ 143,390 | $ (1,001,902) | $ 1,053,434 |
| **Liabilities and Stockholders' Equity** | | | | | |
| Current liabilities | | | | | |
| Accounts payable | $ (7,908) | $ 598,715 | $ 75,616 | $ (657,590) | $ 8,833 |
| Income taxes payable | (4,181) | 4,211 | 505 | - | 535 |
| Accrued compensation expenses | - | 25,509 | 5,291 | - | 30,800 |
| Accrued warranty expense | - | 2,717 | (20) | - | 2,697 |
| Other accrued expenses | 4,018 | 17,516 | 5,153 | - | 26,687 |
| Total current liabilities | (8,071) | 648,668 | 86,545 | (657,590) | 69,552 |
| Non-current liabilities | | | | | |
| Long-term debt | 235,093 | - | - | - | 235,093 |
| Intercompany loans payable | - | - | 1,114 | (1,114) | - |
| Deferred income taxes | 55,257 | 693 | 1,309 | - | 57,259 |
| Long-term income taxes payable | - | 19,268 | - | - | 19,268 |
| Long-term employee benefit obligations | - | 3,701 | - | - | 3,701 |
| Total non-current liabilities | 290,350 | 23,662 | 2,423 | (1,114) | 315,321 |
| Total liabilities | 282,279 | 672,330 | 88,968 | (658,704) | 384,873 |
| Stockholders' equity | | | | | |
| Common stock | 768 | - | 119 | (119) | 768 |
| Additional paid-in capital | 436,825 | 3,424 | 56,928 | (60,352) | 436,825 |
| Accumulated other comprehensive income | 5,195 | 161 | 6,211 | (6,372) | 5,195 |
| Retained earnings (deficit) | 225,773 | 285,191 | (8,836) | (276,355) | 225,773 |
| Total stockholders' equity | 668,561 | 288,776 | 54,422 | (343,198) | 668,561 |
| Total liabilities and stockholders' equity | $ 950,840 | $ 961,106 | $ 143,390 | $ (1,001,902) | $ 1,053,434 |

**American Medical Systems Holdings, Inc.**

## Notes to Consolidated Financial Statements - (Continued)

**Condensed Consolidating Balance Sheet**

(In thousands)

| | As of January 2, 2010 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Assets** | | | | | |
| Current assets | | | | | |
| Cash and cash equivalents | $ - | $ 16,973 | $ 13,697 | $ - | $ 30,670 |
| Short-term investments | 4,834 | 14,489 | 545 | - | 19,868 |
| Accounts receivable, net | 614,392 | 58,359 | 29,772 | (599,933) | 102,590 |
| Inventories, net | - | 27,750 | 6,853 | (4,327) | 30,276 |
| Deferred income taxes | - | 13,466 | 1,404 | - | 14,870 |
| Other current assets | - | 4,947 | 1,120 | - | 6,067 |
| Total current assets | 619,226 | 135,984 | 53,391 | (604,260) | 204,341 |
| Property, plant and equipment, net | - | 42,661 | 1,459 | - | 44,120 |
| Goodwill | - | 628,193 | 86,727 | (24,021) | 690,899 |
| Intangible assets, net | - | 101,568 | - | - | 101,568 |
| Investment in subsidiaries | 190,818 | 45,579 | - | (236,397) | - |
| Other long-term assets, net | 5,133 | 839 | 251 | - | 6,223 |
| Total assets | $ 815,177 | $ 954,824 | $ 141,828 | $ (864,678) | $ 1,047,151 |
| **Liabilities and Stockholders' Equity** | | | | | |
| Current liabilities | | | | | |
| Accounts payable | $ (5,058) | $ 558,217 | $ 72,015 | $ (616,060) | $ 9,114 |
| Income taxes payable | (13,272) | 16,371 | 1,396 | - | 4,495 |
| Accrued compensation expenses | - | 24,350 | 5,253 | - | 29,603 |
| Accrued warranty expense | - | 2,293 | - | - | 2,293 |
| Other accrued expenses | 3,885 | 17,826 | 4,049 | - | 25,760 |
| Total current liabilities | (14,445) | 619,057 | 82,713 | (616,060) | 71,265 |
| Non-current liabilities | | | | | |
| Long-term debt | 223,876 | 122,353 | - | - | 346,229 |
| Intercompany loans payable | - | - | 12,221 | (12,221) | - |
| Deferred income taxes | 60,387 | 645 | 1,315 | - | 62,347 |
| Long-term income taxes payable | - | 18,206 | - | - | 18,206 |
| Long-term employee benefit obligations | - | 3,745 | - | - | 3,745 |
| Total non-current liabilities | 284,263 | 144,949 | 13,536 | (12,221) | 430,527 |
| Total liabilities | 269,818 | 764,006 | 96,249 | (628,281) | 501,792 |
| Stockholders' equity | | | | | |
| Common stock | 747 | - | 9 | (9) | 747 |
| Additional paid-in capital | 399,468 | 3,424 | 57,540 | (60,964) | 399,468 |
| Accumulated other comprehensive income | 6,381 | (202) | 7,137 | (6,935) | 6,381 |
| Retained earnings (deficit) | 138,763 | 187,596 | (19,107) | (168,489) | 138,763 |
| Total stockholders' equity | 545,359 | 190,818 | 45,579 | (236,397) | 545,359 |
| Total liabilities and stockholders' equity | $ 815,177 | $ 954,824 | $ 141,828 | $ (864,678) | $ 1,047,151 |

**American Medical Systems Holdings, Inc.**
**Notes to Consolidated Financial Statements - (Continued)**
**Condensed Consolidating Statement of Cash Flows**
(In thousands)

| | Year Ended January 1, 2011 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Cash flows from operating activities** | | | | | |
| Net cash (used in) provided by operating activities | $ (28,180) | $ 144,832 | $ (710) | $ - | $ 115,942 |
| **Cash flows from investing activities** | | | | | |
| Purchase of property, plant and equipment | - | (6,723) | (322) | - | (7,045) |
| Sale of non-strategic assets, net | - | 19,043 | - | - | 19,043 |
| Purchase of intangibles | - | (3,149) | - | - | (3,149) |
| Purchase of short-term investments | - | (90,307) | (649) | - | (90,956) |
| Sale of short-term investments | - | 48,737 | 777 | - | 49,514 |
| Net settlement of derivative contracts | - | 76 | - | - | 76 |
| Net cash used in investing activities | - | (32,323) | (194) | - | (32,517) |
| **Cash flows from financing activities** | | | | | |
| Issuance of common stock | 26,061 | - | - | - | 26,061 |
| Excess tax benefit from stock-based compensation | 2,119 | - | - | - | 2,119 |
| Payments on senior secured credit facility | - | (125,307) | - | - | (125,307) |
| Net cash provided by (used in) financing activities | 28,180 | (125,307) | - | - | (97,127) |
| **Effect of currency exchange rates on cash** | - | - | (487) | - | (487) |
| **Net decrease in cash and cash equivalents** | - | (12,798) | (1,391) | - | (14,189) |
| **Cash and cash equivalents at beginning of period** | - | 16,973 | 13,697 | - | 30,670 |
| **Cash and cash equivalents at end of period** | $ - | $ 4,175 | $ 12,306 | $ - | $ 16,481 |

**American Medical Systems Holdings, Inc.**
**Notes to Consolidated Financial Statements - (Continued)**
**Condensed Consolidating Statement of Cash Flows**
(In thousands)

| | Year Ended January 2, 2010 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Cash flows from operating activities** | | | | | |
| Net cash provided by operating activities | $ 18,066 | $ 98,006 | $ 6,724 | $ - | $ 122,796 |
| **Cash flows from investing activities** | | | | | |
| Purchase of property, plant and equipment | - | (5,493) | (372) | - | (5,865) |
| Sale of non-strategic assets, net | - | 18,982 | - | - | 18,982 |
| Purchase of intangibles | - | (5,927) | - | - | (5,927) |
| Purchase of short-term investments | - | (18,158) | (662) | - | (18,820) |
| Sale of short-term investments | - | 30,500 | 255 | - | 30,755 |
| Net settlement of derivative contracts | - | (556) | - | - | (556) |
| Net cash provided by (used in) investing activities | - | 19,348 | (779) | - | 18,569 |
| **Cash flows from financing activities** | | | | | |
| Intercompany notes | - | (14) | 14 | - | - |
| Issuance of common stock | 10,190 | - | - | - | 10,190 |
| Excess tax benefit from stock-based compensation | 566 | - | - | - | 566 |
| Debt issuance costs | (7,697) | - | - | - | (7,697) |
| Payments on senior secured credit facility | - | (103,510) | - | - | (103,510) |
| Repurchase of convertible senior subordinated notes | (21,125) | - | - | - | (21,125) |
| Net cash (used in) provided by financing activities | (18,066) | (103,524) | 14 | - | (121,576) |
| **Effect of currency exchange rates on cash** | - | - | (761) | - | (761) |
| **Net increase in cash and cash equivalents** | - | 13,830 | 5,198 | - | 19,028 |
| **Cash and cash equivalents at beginning of period** | - | 3,143 | 8,499 | - | 11,642 |
| **Cash and cash equivalents at end of period** | $ - | $ 16,973 | $ 13,697 | $ - | $ 30,670 |

**American Medical Systems Holdings, Inc.**
**Notes to Consolidated Financial Statements - (Continued)**
**Condensed Consolidating Statement of Cash Flows**
(In thousands)

| | Year Ended January 3, 2009 | | | | |
|---|---|---|---|---|---|
| | American Medical Systems Holdings, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated Total |
| **Cash flows from operating activities** | | | | | |
| Net cash provided by (used in) operating activities | $ 12,969 | $ 107,771 | $ (4,983) | $ - | $ 115,757 |
| **Cash flows from investing activities** | | | | | |
| Purchase of property, plant and equipment | - | (5,468) | (633) | - | (6,101) |
| Disposal of business | - | 4,691 | - | - | 4,691 |
| Purchase of investments in technology | - | (7,500) | - | - | (7,500) |
| Purchase of intangibles | - | (1,352) | - | - | (1,352) |
| Purchase of short-term investments | - | (70,440) | (65) | - | (70,505) |
| Sale of short-term investments | - | 39,731 | 268 | - | 39,999 |
| Net settlement of derivative contracts | - | (1,385) | - | - | (1,385) |
| Net cash used in investing activities | - | (41,723) | (430) | - | (42,153) |
| **Cash flows from financing activities** | | | | | |
| Intercompany notes | - | 626 | (626) | - | - |
| Issuance of common stock | 8,874 | - | - | - | 8,874 |
| Excess tax benefit from stock-based compensation | 1,498 | - | - | - | 1,498 |
| Proceeds from short-term borrowings | - | 12,000 | - | - | 12,000 |
| Repayments of short-term borrowings | - | (12,000) | - | - | (12,000) |
| Payments on senior secured credit facility | - | (85,202) | - | - | (85,202) |
| Repurchase of convertible senior subordinated notes | (23,373) | - | - | - | (23,373) |
| Net cash used in financing activities | (13,001) | (84,576) | (626) | - | (98,203) |
| **Effect of currency exchange rates on cash** | - | - | 2,197 | - | 2,197 |
| **Net decrease in cash and cash equivalents** | (32) | (18,528) | (3,842) | - | (22,402) |
| **Cash and cash equivalents at beginning of period** | 32 | 21,671 | 12,341 | - | 34,044 |
| **Cash and cash equivalents at end of period** | $ - | $ 3,143 | $ 8,499 | $ - | $ 11,642 |

## 6. Stock-Based Compensation

As of January 1, 2011, new stock-based compensation awards may be granted under our 2005 Stock Incentive Plan (2005 Plan).

The following table presents a summary of the stock-based compensation expense recognized for the plan:

| (in thousands) | Year Ended January 1, 2011 | Year Ended January 2, 2010 | Year Ended January 3, 2009 |
|---|---|---|---|
| Stock option awards | $ 6,167 | $ 7,074 | $ 7,721 |
| Restricted stock awards | 1,653 | 1,073 | 602 |
| Employee stock purchase plan | 836 | 841 | 619 |
| Total stock-based compensation expense | $ 8,656 | $ 8,988 | $ 8,942 |

The following table presents the statement of operations classification of pre-tax stock-based compensation expense, for stock options, restricted stock awards and the employee stock purchase plan, recognized for the years ended January 1, 2011, January 2, 2010 and January 3, 2009:

| (in thousands) | Year Ended January 1, 2011 | Year Ended January 2, 2010 | Year Ended January 3, 2009 |
|---|---|---|---|
| Cost of sales | $ 1,006 | $ 976 | $ 2,069 |
| Selling, general and administrative | 6,448 | 6,804 | 4,619 |
| Research and development | 1,202 | 1,208 | 2,254 |
| Total stock-based compensation expense | $ 8,656 | $ 8,988 | $ 8,942 |

The total income tax benefit recognized in our statement of operations for stock-based compensation arrangements was $3.1 million, $3.0 million and $2.6 million for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

The cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified as financing cash flows. Excess tax benefits of $2.1 million, $0.6 million and $1.5 million were classified as financing cash inflows for the twelve-month periods ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

Our 2005 Plan, which replaced our 2000 Equity Incentive Plan (2000 Plan), was amended in May 2009 to increase the number of shares permitted for the grant of equity incentive awards to our employees, consultants and directors from 6,600,000 to 11,600,000 shares of common stock, plus the number of shares under our 2000 Plan as of May 5, 2005 subject to outstanding option adjustments, for total grants available of 27,170,757. We have granted options to acquire shares and restricted stock awards for an aggregate of 21,807,559 shares (net of cancellations) under both plans and 5,363,198 shares remain available for future grants under our 2005 Plan.

*Stock Options*

Options granted under the plans generally become exercisable for twenty-five percent of the shares on the first anniversary date of the grant and 6.25 percent at the end of each quarter thereafter. Options are granted with an exercise price equal to the fair market value of the common stock on the date of the grant.

Options granted under our 2000 Plan generally have a stated expiration, if not exercised or earlier terminated, ten years after the date of grant. Options granted under our 2005 Plan generally have a stated expiration, if not exercised or earlier terminated, seven years after the date of grant.

Activity under our 2000 Plan and 2005 Plan for the twelve months ended January 1, 2011, January 2, 2010 and January 3, 2009 was as follows:

| | Options outstanding | Weighted average exercise price per share | Aggregate Intrinsic Value |
|---|---|---|---|
| | | | (in thousands) |
| Balance at December 29, 2007 | 7,587,892 | $ 14.82 | |
| Granted | 1,453,040 | 14.41 | |
| Exercised | (1,016,891) | 5.36 | |
| Forfeit or expired | (1,003,700) | 19.06 | |
| Balance at January 3, 2009 | 7,020,341 | 15.50 | |
| Granted | 1,713,874 | 12.11 | |
| Exercised | (715,864) | 10.32 | |
| Forfeit or expired | (856,806) | 16.53 | |
| Balance at January 2, 2010 | 7,161,545 | 15.08 | |
| Granted | 1,603,835 | 19.10 | |
| Exercised | (1,834,148) | 13.05 | |
| Forfeit or expired | (461,187) | 16.95 | |
| Balance at January 1, 2011 | 6,470,045 | 16.52 | $17,490,422 |
| Options exercisable at January 1, 2011 | 3,753,647 | $ 16.55 | $10,242,036 |

Exercise prices and weighted average remaining contractual life for options outstanding as of January 1, 2011, excluding estimated forfeitures, are summarized as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of shares | Weighted average remaining contractual life | Weighted average exercise price | Number of shares | Weighted average exercise price |
| $ 4.19- $14.21 | 1,820,290 | 4.5 years | $ 11.95 | 1,097,185 | $ 12.18 |
| $14.36 - $18.36 | 1,647,420 | 4.5 years | 16.13 | 943,809 | 15.89 |
| $18.38 - $19.56 | 1,623,650 | 4.7 years | 18.67 | 772,580 | 18.81 |
| $19.69 - $22.02 | 1,378,685 | 3.7 years | 20.52 | 940,073 | 20.44 |
| Total | 6,470,045 | 4.4 years | $ 16.52 | 3,753,647 | $ 16.55 |

The total intrinsic value of options exercised during the twelve months ended January 1, 2011 was $14.1 million. The total intrinsic value at January 1, 2011 is based on our closing stock price on the last trading day of the year for in-the-money options. The weighted-average remaining contractual term of options exercisable at January 1, 2011 was 2.7 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, incorporating key assumptions on volatility and expected option lives based on our analysis of historical experience. Forfeitures are estimated based on historical experience. We adopted the straight-line method of expense attribution that results in a straight-line amortization of the compensation expense over the vesting period for all options.

The following table provides the weighted average fair value of options granted and the related assumptions used in the Black-Scholes model:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Fair value of options granted | $ 6.88 | $ 4.18 | $ 5.00 |
| Risk free interest rate | 2.01% | 1.94% | 2.88% |
| Expected dividend rate | 0.00% | 0.00% | 0.00% |
| Stock price volatility | 39.18% | 36.61% | 34.81% |
| Expected life of option | 5 years | 5 years | 5 years |

*Expected life*: We analyze historical employee exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. For determining the fair value of options, we use different expected lives for the general employee population in the United States, employees in international offices and for officers and directors. We examined the historical pattern of option exercises to determine if there was a discernable pattern as to how different classes of employees exercised their options. Our analysis showed that officers and directors hold their stock options for a longer period of time before exercising compared to the rest of the employee population and that United States employees hold their stock options for a longer period of time before exercising as compared to international employees.

*Expected volatility*: We estimate the volatility of our common stock by using the historical volatility over the expected life of the applicable option. We made the decision to use historical volatility due to the limited availability of actively traded options for our common stock from which to derive implied volatility.

*Risk-free rate of return*: The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a term similar to the expected life of the options.

*Dividend yield*: We have not paid dividends in the past and do not anticipate paying any cash dividends in the foreseeable future, therefore a dividend yield of zero is assumed.

As of January 1, 2011, we had $17.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock-based compensation arrangements granted under our 2005 Plan. We expect that cost to be recognized over a weighted average period of 2.7 years.

During the year ended January 1, 2011, stock options were exercised to acquire 1,834,148 shares. Cash received upon exercise was $23.8 million. The tax benefit realized upon exercise was $2.7 million.

*Restricted Stock*

Restricted stock awards are granted to employees under the 2005 Stock Incentive Plan upon hire or based on performance criteria established by management. Restricted stock awards are similar to stock option awards and are subject to forfeiture if employment terminates prior to the release of the restrictions. We grant restricted stock which generally vests over a four year period. During the vesting period, ownership of the shares cannot be transferred. Restricted stock is considered issued and outstanding at the grant date and has the same dividend and voting rights as other common stock. We recognize compensation expense for the fair value of the restricted stock grants issued based on the closing stock price on the date of grant. The plan does not designate the specific number of shares available for restricted stock grants, as these are issued from the full pool of shares available under the 2005 Stock Incentive Plan. The option pool is reduced by two shares for each restricted share granted.

The following table summarizes restricted stock activity during the twelve months ended January 1, 2011, January 2, 2010 and January 3, 2009:

| | Unvested Shares outstanding | Weighted average grant date fair value per share |
|---|---|---|
| Balance at December 29, 2007 | 216,720 | $ 18.30 |
| Granted | 94,800 | 14.70 |
| Vested | (86,601) | 18.50 |
| Cancelled | (32,351) | 17.67 |
| Balance at January 3, 2009 | 192,568 | 16.54 |
| Granted | 127,150 | 15.16 |
| Vested | (60,579) | 16.99 |
| Cancelled | (25,614) | 15.44 |
| Balance at January 2, 2010 | 233,525 | 15.79 |
| Granted | 210,270 | 19.38 |
| Vested | (79,808) | 16.37 |
| Cancelled | (30,723) | 15.89 |
| Balance at January 1, 2011 | 333,264 | $ 17.91 |

*Employee Stock Purchase Plan*

We have an Employee Stock Purchase Plan (ESPP) which allows employees to elect, in advance of each calendar quarter, to contribute up to 10 percent of their compensation, subject to certain limitations, to purchase shares of common stock at the lower of 85 percent of the fair market value on the first or last day of each quarter. Compensation expense recognized on shares issued under our ESPP is based on the value of an option to purchase shares of our stock at a 15 percent discount to the stock price. Shares purchased under the ESPP were 190,540 during 2010. The plan was amended in May 2008 to increase the number of shares reserved under the plan from 1,000,000 to 2,000,000 common shares and to delete the term and termination date of the plan. Shares issued under the ESPP through January 1, 2011 total 1,538,926, with a balance available to be issued of 461,074.

**7. Commitments and Contingent Liabilities**

We are involved in a number of claims and lawsuits considered normal in our business, including product liability matters. While it is not possible to predict the outcome of legal actions, we believe that any liability resulting from the pending claims and suits that would potentially exceed existing accruals would not have a material, adverse effect on our financial position or on our results of operations or cash flows for any period.

*Product Liability*

On October 20, 2008, the U.S. Food and Drug Administration (FDA) issued a public health notice regarding complications associated with transvaginal placement of surgical mesh to treat pelvic organ prolapse and stress urinary incontinence. Most of our female incontinence and prolapse products use surgical mesh. The notification provides recommendations and encourages physicians to seek specialized training in mesh procedures, advise their patients about the risks associated with these procedures and be diligent in diagnosing and reporting complications.

During 2010, we experienced an increased level of lawsuits related to our products that use mesh. We believe these suits were brought in connection with the two year anniversary of the public health notification issued by the FDA and we plan to vigorously defend against these claims. We have recorded an accrual for probable legal costs, settlements and judgments for mesh litigation. Due to the early stages of the litigation and the lack of precedent for product liability cases involving mesh, we do not have sufficient data to quantify the maximum potential range to litigate or otherwise resolve these lawsuits, either individually or in the aggregate.

*Operating Leases*

Future minimum operating lease obligations for automobiles, office space, and other facilities were as follows at January 1, 2011:

| (in thousands) | |
|---|---|
| 2011 | 3,383 |
| 2012 | 2,539 |
| 2013 | 1,308 |
| 2014 | 513 |
| 2015 and beyond | 19 |
| Total | $ 7,762 |

Rent expense was $3.7 million, $3.5 million and $3.3 million in 2010, 2009 and 2008, respectively. The automobiles, which are typically leased for three years, are used by sales personnel. The office obligations include the Laserscope facilities in California and sales offices outside the U.S.

## 8. Fair Value Measurements

Generally accepted accounting principles define and establish a framework for measuring fair value and providing disclosure about fair value measurements. Furthermore, U.S. GAAP specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect our own assumptions of market participant valuation (unobservable inputs). We have categorized our financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

***Assets and Liabilities Measured at Fair Value on a Recurring Basis***

The following table summarizes our financial assets measured at fair value on a recurring basis as of January 1, 2011 (in thousands):

| | **Fair Value Measurements as of January 1, 2011 Using** | | |
|---|---|---|---|
| **Description** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** |
| **Assets** | | | |
| Money market funds | $ 38,301 | $ - | $ - |
| Publicly traded equity securities | 606 | - | - |
| Other short-term investments | - | 417 | - |
| Commercial Paper | - | 22,010 | - |
| Total Assets | $ 38,907 | $ 22,427 | $ - |
| **Liabilities** | | | |
| Derivatives | $ - | $ 1,826 | $ - |

Money market funds: Our money market funds are highly liquid investments that invest in securities with a maturity of three months or less. These assets are classified within Level 1 of the fair value hierarchy because the money market funds are valued using quoted market prices in active markets.

Publicly traded equity securities: As of January 1, 2011, our publicly traded equity securities are made up of common stock of Iridex Corporation. These shares are valued using quoted market prices multiplied by the number of shares owned.

Other short-term investments: Other short-term investments consist of mutual fund shares and short-term bonds, which have maturities of three months or less, the carrying amount is a reasonable estimate of fair value and these have been classified as Level 2.

Commercial paper: We hold commercial paper that has a maturity of eight months or less with a highly rated financial institution. Our commercial paper is classified as Level 2 in the fair value hierarchy because it is carried at amortized cost, which is a reasonable approximation of fair value.

Derivatives: The total fair value of various foreign exchange forward contracts as of January 1, 2011 includes liabilities of $1.8 million, reported in other accrued expenses. We measure our derivatives at fair value on a recurring basis using significant observable inputs, which is Level 2 as defined in the fair value hierarchy. Refer to *Note 9, Derivative Instruments and Hedging Activities*, for more information regarding our derivatives.

***Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis***

Fair value measurements of nonfinancial assets and liabilities are primarily used in the impairment analysis of goodwill and intangible assets. We review goodwill and intangible assets for impairment annually, during the fourth quarter of each fiscal year, or as circumstances indicate the possibility of impairment. During the year ended January 1, 2011, we had no significant measurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

***Fair Value of Debt***

The fair value of the Convertible Notes (see *Note 5, Debt)* was estimated using quoted market prices. The fair value of the Credit Facility was estimated using a discounted cash flow analysis based on our current estimated incremental borrowing rate for a similar borrowing arrangement.

The following table summarizes the principal outstanding and estimated fair values of our long-term debt, including current maturities (in thousands):

| | January 1, 2011 | | January 2, 2010 | |
|---|---|---|---|---|
| | Principal | Fair Value | Principal | Fair Value |
| 2036 Notes | $ 61,985 | $ 67,839 | $ 61,985 | $ 70,270 |
| 2041 Notes | 250,000 | 307,635 | 250,000 | 304,983 |
| Credit Facility | - | - | 125,307 | 123,230 |
| | $ 311,985 | $ 375,474 | $ 437,292 | $ 498,483 |

## 9. Derivative Instruments and Hedging Activities

We are exposed to certain risks relating to our ongoing business operations. We use derivatives to mitigate a portion of our exposure to volatility in interest and foreign currency exchange rates. Interest rate swaps are used to manage interest rate risk associated with our floating rate debt. Foreign exchange forward contracts are used to manage the currency risk associated with forecasted sales to and receivables from certain subsidiaries, denominated in their local currencies. We hedge only exposures in the ordinary course of business.

We account for our derivative instruments at fair value provided we meet certain documentary and analytical requirements to qualify for hedge accounting treatment. Hedge accounting creates the potential for a Consolidated Statement of Operations match between the changes in fair values of derivatives and the changes in cost of the associated underlying transactions, in this case interest expense and translation gain or loss. Derivatives held by us are designated as hedges of specific exposures at inception, with an expectation that changes in the fair value will essentially offset the change in the underlying exposure. Discontinuance of hedge accounting is required whenever it is subsequently determined that an underlying transaction is not going to occur, with any gains or losses recognized in the Consolidated Statement of Operations at such time, with any subsequent changes in fair value recognized currently in earnings. Fair values of derivatives are determined based on quoted prices for similar contracts.

We have foreign currency exchange forward contract derivatives outstanding at January 1, 2011 which are designated as cash flow hedges of currency fluctuations for a portion of our forecasted sales to certain subsidiaries, denominated in Euros, British pounds, Canadian dollars and Australian dollars. These contracts have remaining terms between one and eleven months. The notional amount of the foreign exchange forward contracts designated as cash flow hedges was $46.4 million and $48.4 million at January 1, 2011 and January 2, 2010, respectively. We have also entered into foreign exchange forward contracts to manage a portion of our exposure to foreign exchange rate fluctuations on certain inter-company receivables denominated in Euros, British pounds, Canadian dollars, Australian dollars and Brazilian real. These contracts are not designated as an accounting hedge, and the notional amount of these contracts at January 1, 2011 and January 2, 2010 was $11.9 million and $10.9 million, respectively. The associated underlying transactions are expected to occur within the next month.

The effective portion of the change in fair value of foreign currency exchange contracts is reported in accumulated other comprehensive income, a component of stockholders' equity, and is being recognized as an adjustment to interest expense or other (expense) income, respectively, over the same period the related expenses are recognized in earnings. Ineffectiveness would occur when changes in the market value of the hedged transactions are not completely offset by changes in the market value of the derivatives. Gains and losses on derivatives representing hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized currently in earnings when incurred. No ineffectiveness was recognized during 2010 or 2009. Amounts due from counterparties (unrealized hedge gains) or owed to counterparties (unrealized hedge losses) are included in accounts receivable, net or other accrued expenses, respectively. Cash receipts or payments related to our derivatives are generally classified in the Consolidated Statements of Cash Flows as cash flows from operating activities, consistent with the related items being hedged, unless the derivative is not designated as a hedge or if hedge accounting is discontinued, in which case the receipts or payments are classified as cash flows from investing activities.

Information on the location and amounts of derivative fair values in the Consolidated Balance Sheets is presented in the table below.

| | Derivative Liabilities | | |
|---|---|---|---|
| (in thousands) | Balance Sheet Location | January 1, 2011 | January 2, 2010 |
| **Derivatives designated as hedging instruments** | | | |
| Interest rate swap contracts | Other accrued expenses | $ - | $ 299 |
| Foreign exchange forward contracts | Other accrued expenses | 1,727 | 1,650 |
| **Total derivatives designated as hedging instruments** | | $ 1,727 | $ 1,949 |
| **Derivatives not designated as hedging instruments** | | | |
| Foreign exchange forward contracts | Other accrued expenses | $ 99 | $ - |
| **Total derivatives** | | $ 1,826 | $ 1,949 |

At January 1, 2011, approximately $1.7 million of the existing loss on the foreign exchange forward contracts designated as a cash flow hedge, which is included in accumulated other comprehensive income, is expected to be reclassified into earnings within the next twelve months.

We are exposed to credit losses in the event of non-performance by counterparties on these financial instruments, and although no assurances can be given, we do not expect any of the counterparties to fail to meet its obligations. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date. To manage credit risks, we enter into derivative instruments with high quality financial institutions, which we monitor regularly and take action where possible to mitigate risk.

Information on the location and amounts of derivative gains and losses recorded in other comprehensive income (OCI) and recorded in the Consolidated Statements of Operations is presented in the table below.

**The Effect of Derivative Instruments on the Consolidated Statement of Operations**

**For the Years Ended January 1, 2011 and January 2, 2010**
(in thousands)

| Derivatives in Cash Flow Hedging Relationships | Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion) | | Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | |
|---|---|---|---|---|---|
| | January 1, 2011 | January 2, 2010 | | January 1, 2011 | January 2, 2010 |
| Interest rate swap contracts | $ 291 | $ 2,372 | Interest expense | $ (302) | $ (3,341) |
| Foreign exchange contracts | (33) | (1,259) | Other income (expense) | 373 | (2,680) |
| Total | $ 258 | $ 1,113 | | $ 71 | $ (6,021) |

| Derivatives not designated as Hedging Instruments | Location of Gain (Loss) Recognized in Income on Derivatives | Amount of Gain (Loss) Recognized in Income on Derivatives | |
|---|---|---|---|
| | | January 1, 2011 | January 2, 2010 |
| Foreign exchange contracts | Other income (expense) | $ (392) | $ (410) |

## 10. Industry Segment Information and Foreign Operations

Since our inception, we have operated in the single industry segment of developing, manufacturing, selling and marketing medical devices. We distribute products through our direct sales force and independent sales representatives in the United States, Canada, Australia, Brazil and Western Europe. Additionally, we distribute products through foreign independent distributors, primarily in Europe, Asia, and South America, who then sell the products to medical institutions. No customer or distributor accounted for ten percent or more of net sales during 2010, 2009 and 2008. Foreign subsidiary sales are predominantly to customers in Western Europe, Canada, Australia and Brazil and our foreign subsidiary assets are located in the same countries. At the end of 2010 and 2009, consolidated accounts receivable included $41.7 million and $42.4 million due from customers located outside of the United States.

The following table presents net sales and long-lived assets (excluding deferred taxes) by geographical territory. No individual foreign country's net sales or long-lived assets are material.

| (in thousands) | 2010 | 2009 | 2008 |
|---|---|---|---|
| United States | | | |
| Net sales | $ 394,919 | $ 373,898 | $ 355,678 |
| Long-lived assets | 804,092 | 824,886 | 833,095 |
| International | | | |
| Net sales | 147,397 | 145,372 | 145,963 |
| Long-lived assets | 16,915 | 17,924 | 17,092 |

## 11. Postretirement Benefits

We have an unfunded postretirement plan in the United States, which provides medical, dental, and life insurance benefits at reduced rates to certain retirees and their eligible dependents. Employees hired before 2000 are eligible if they meet age and service requirements and qualify for retirement benefits. We provide funds to the plans as benefits are paid. We recognize the status of our postretirement plan as a net asset or liability, with an offsetting adjustment to accumulated other comprehensive income in shareholders' equity.

The cost of our postretirement benefit plan (in thousands) was as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Service cost | $ 171 | $ 174 | $ 183 |
| Interest cost | 194 | 208 | 208 |
| Amortization of net prior service cost | 29 | 62 | (38) |
| Net benefit costs | $ 394 | $ 444 | $ 353 |

The following tables present reconciliations of the benefit obligation of the plan and the plan assets of the plan (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Change in benefit obligation | | |
| Benefit obligation at beginning of year | $ 3,864 | $ 3,886 |
| Service cost | 171 | 174 |
| Interest cost | 194 | 208 |
| Actuarial gain | (254) | (187) |
| Benefit payments | (169) | (217) |
| Benefit obligation at end of year | $ 3,806 | $ 3,864 |
| | | |
| Change in plan assets | | |
| Fair value of assets at beginning of year | $ - | $ - |
| Actual return on plan assets | - | - |
| Employer contributions | 169 | 217 |
| Benefit payments | (169) | (217) |
| Fair value of plan assets at end of year | $ - | $ - |

Amounts recognized in the statement of financial position consist of:

| | 2010 | 2009 |
|---|---|---|
| Current | $ (219) | $ (233) |
| Long-term | (3,587) | (3,631) |
| Net amount of accrued benefit cost | $ (3,806) | $ (3,864) |

Amounts recognized in accumulated other comprehensive income consist of:

| | 2010 | 2009 |
|---|---|---|
| Net actuarial (gain) loss | $ (244) | $ 7 |
| Net prior service cost | - | 32 |
| Total accumulated other comprehensive income | $ (244) | $ 39 |

The net prior service cost in accumulated other comprehensive income consists of two components: one component for a negative plan amendment in 2000 (2000 component), and a second component for a positive plan amendment in 2006 (2006 component). These two components were amortized differently, based on expected future service periods at the time of the amendment. The 2000 and 2006 components were fully amortized in 2009 and 2010, respectively.

The benefits expected to be paid in each of the next five fiscal years and the aggregate for the five fiscal years thereafter are projected as follows (in thousands):

| Projected Medical Benefit Payments | |
|---|---|
| 2011 | $ 225 |
| 2012 | 229 |
| 2013 | 251 |
| 2014 | 266 |
| 2015 | 280 |
| 2016-2020 | 1,572 |

The assumptions used in estimating the annual cost related to these plans include:

| | 2010 | 2009 |
|---|---|---|
| Discount rate | 5.75% | 5.75% |
| Rate of future compensation increase | 4.00% | 4.00% |

An average increase of 8.0 percent in the cost of covered health care benefits was assumed for 2010 and is projected to gradually decrease to 5.0 percent by 2016 and remain at that level thereafter. Because of the subsidy caps, the assumed health care cost trend rates have a slight effect on the amounts reported for our postretirement plan.

## 12. Savings and Investment Plan

The AMS Savings and Investment Plan (the Plan) allows employees in the United States to contribute a portion of their compensation to the Plan. We match a portion of these contributions. Additionally, we make profit sharing contributions to the Plan based upon a percent of operating profit as established annually by senior management and the Compensation Committee of the Board of Directors. All of our United States employees who satisfy certain service requirements are eligible to participate in the Plan. Matching contributions of $4.0 million, $3.7 million and $3.3 million were made in 2010, 2009 and 2008, respectively. Profit sharing contributions were $4.5 million, $5.0 million and $3.7 million in 2010, 2009 and 2008, respectively.

## 13. Income Taxes

Components of our income before income taxes are as follows (in thousands):

| Pretax income | 2010 | 2009 | 2008 |
|---|---|---|---|
| U.S. | $ 127,937 | $ 127,504 | $ 43,140 |
| Foreign | 7,947 | 8,531 | 7,018 |
| Total | $ 135,884 | $ 136,035 | $ 50,158 |

Components of income tax expense are as follows (in thousands):

| Income tax expense | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current | | | |
| Federal | $ 47,013 | $ 40,762 | $ 17,190 |
| State | 5,028 | 7,173 | 4,166 |
| Foreign | 2,700 | 3,336 | 2,002 |
| Deferred | | | |
| Federal | (5,943) | 931 | (3,761) |
| State | (78) | (973) | (791) |
| Foreign | 154 | (32) | 517 |
| Total | $ 48,874 | $ 51,197 | $ 19,323 |

A reconciliation of income tax expense computed at the United States statutory rate to our provision for income taxes is as follows (in thousands):

| Income tax reconciliation | 2010 | % | 2009 | % | 2008 | % |
|---|---|---|---|---|---|---|
| Statutory rate | $ 47,559 | 35.0 | $ 47,612 | 35.0 | $ 17,556 | 35.0 |
| State taxes | 3,379 | 2.5 | 4,171 | 3.1 | 2,194 | 4.4 |
| Manufacturing tax incentives | (3,591) | (2.6) | (2,092) | (1.5) | (851) | (1.7) |
| Meals and entertainment | 705 | 0.5 | 565 | 0.4 | 541 | 1.1 |
| Foreign rate differential and other | 433 | 0.3 | 759 | 0.6 | 80 | 0.1 |
| Research and development credits | (1,015) | (0.7) | (1,214) | (0.9) | (917) | (1.8) |
| Audit settlements and statute closures | (1,453) | (1.1) | (141) | (0.1) | (712) | (1.4) |
| Sale of assets | 2,009 | 1.5 | 823 | 0.6 | - | 0.0 |
| Other | 848 | 0.6 | 714 | 0.4 | 1,432 | 2.8 |
| Total | $ 48,874 | 36.0 | $ 51,197 | 37.6 | $ 19,323 | 38.5 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities at the end of 2010 and 2009 are as follows (in thousands):

| | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Federal net operating loss carryforwards | $ 8,258 | $ 8,938 |
| Reserves and allowances | 11,568 | 11,315 |
| Workforce, patents and license | 1,038 | 2,124 |
| Compensation accruals | 3,865 | 4,165 |
| Accrued state tax and interest | 2,577 | 2,207 |
| Stock-based compensation | 7,251 | 6,619 |
| State net operating loss carryforwards and other credits | 3,010 | 3,362 |
| Developed technology | 1,735 | - |
| Convertible debt issuance and transaction costs | 5,378 | 3,144 |
| Other | 3,604 | 2,705 |
| Total deferred tax assets | 48,284 | 44,579 |
| Deferred tax liabilities: | | |
| Goodwill | 12,138 | 11,076 |
| Prepaid insurance and other | 2,366 | 1,979 |
| Developed technology | - | 706 |
| Trademarks and royalty agreements | 15,298 | 15,545 |
| Contingent interest on debt | 60,183 | 62,750 |
| Total deferred tax liabilities | 89,985 | 92,056 |
| Net deferred tax liability | $ (41,701) | $ (47,477) |

We have U.S. federal tax loss carryforwards of approximately $23.6 million which are realizable under IRC Section 382. They expire between 2018 and 2025. Management believes that future taxable income will be sufficient to realize these tax loss carryforwards and has established a deferred tax asset of $8.3 million.

As of January 1, 2011, undistributed earnings of international subsidiaries of approximately $22.5 million were considered to have been reinvested indefinitely and, accordingly, we have not provided U.S. taxes on such earnings.

Changes in our unrecognized tax benefits (UTBs) are as follows:

| (in thousands) | Gross Federal, State and Foreign UTBs | Accrued Interest and Penalties on UTBs | Gross UTBs, including interest and penalties | Deferred Federal and State Income Tax Benefits | Unrecognized Income Tax Benefits, Net of Deferred Federal and State Benefits |
|---|---|---|---|---|---|
| Balance at January 3, 2009 | $ 14,951 | $ 376 | $ 15,327 | $ (1,593) | $ 13,734 |
| Additions for tax positions related to a prior period | 1,500 | 604 | 2,104 | (547) | 1,557 |
| Additions for tax positions related to the current period | 993 | - | 993 | (144) | 849 |
| Reductions related to the closing of Statutes of Limitations | (182) | (36) | (218) | 77 | (141) |
| Reductions related to settlements with tax authorities | - | - | - | - | - |
| Balances at January 2, 2010 | 17,262 | 944 | 18,206 | (2,207) | 15,999 |
| | | | | | |
| Additions for tax positions related to a prior period | 30 | 546 | 576 | (149) | 427 |
| Additions for tax positions related to the current period | 2,081 | - | 2,081 | (363) | 1,718 |
| Reductions related to the closing of Statutes of Limitations | (1,013) | (157) | (1,170) | 135 | (1,035) |
| Reductions related to settlements with tax authorities | (405) | (20) | (425) | 8 | (417) |
| Balances at January 1, 2011 | 17,955 | 1,313 | 19,268 | (2,576) | 16,692 |
| Less: | | | | | |
| UTBs attributable to timing items included above | 982 | - | 982 | - | 982 |
| Total UTBs that, if recognized, would impact the effective income tax rate as of January 1, 2011 | $ 16,973 | $ 1,313 | $ 18,286 | $ (2,576) | $ 15,710 |

We have classified all of our liability for unrecognized tax benefits as of January 1, 2011 as a non-current liability, as no payments are anticipated within one year. We recognize accrued interest and penalties related to unrecognized tax benefits in our tax provision in the Consolidated Statements of Operations. The balance of accrued interest and penalties at the reporting periods is presented in the table above.

We have no federal income tax audits under way at the current time. Our federal returns are subject to tax assessment for 2007 and subsequent years.

State and foreign income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states.

A reduction in the amount of unrecognized tax benefits between $0.0 and $ 4.4 million during the next 12 months is possible related to the potential closure of certain statutes of limitations. These statutes of limitations relate to various tax positions and tax years in multiple jurisdictions.

**14. Quarterly Financial Data** (unaudited; in thousands, except per share data)

The following table presents quarterly financial data for 2010 and 2009. In our opinion, this quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the unaudited quarterly results.

| | 2010 | | | | 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| | 13 weeks | 13 weeks | 13 weeks | 13 weeks | 13 weeks | 13 weeks | 13 weeks | 13 weeks |
| Net sales | $ 134,926 | $ 136,368 | $ 124,029 | $ 146,993 | $ 123,638 | $ 126,388 | $ 123,231 | $ 146,013 |
| Gross profit | 113,899 | 113,563 | 102,066 | 121,672 | 100,296 | 104,780 | 101,947 | 120,036 |
| Operating income | 36,456 | 38,785 | 32,896 | 46,597 | 30,093 | 33,700 | 33,207 | 45,083 |
| Net income | 20,658 | 20,567 | 18,572 | 27,213 | 17,080 | 16,865 | 28,621 | 22,272 |
| Net income per share: | | | | | | | | |
| Basic net income | $ 0.28 | $ 0.27 | $ 0.24 | $ 0.36 | $ 0.23 | $ 0.23 | $ 0.39 | $ 0.30 |
| Diluted net income | $ 0.27 | $ 0.26 | $ 0.24 | $ 0.35 | $ 0.23 | $ 0.23 | $ 0.38 | $ 0.30 |

During the first quarter of 2010, we recognized a $7.7 million gain related to the sale of our *Her Option*® global endometrial cryoablation product line.

In the first quarter of 2009, we recorded a gain of $4.6 million related to the extinguishment of a portion of our 2036 Notes (see *Note 5, Debt*). In the third quarter of 2009, we recorded a $17.4 million gain on the sale of our Ovion technology. In addition, during the third quarter of 2009 we exchanged $250.0 million of principal of 2036 Notes for $250.0 million of principal of 2041 Notes. We accounted for this transaction as an extinguishment of debt, and we recorded a pre-tax gain on extinguishment of $5.6 million (see *Note 5, Debt*).

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period.

Sales and operating results have varied and are expected to continue to vary significantly from quarter to quarter as a result of seasonal patterns, with the first and third quarters of each year typically having lower sales and the fourth quarter of each year typically having the highest sales.

**Financial Statement Schedule - Schedule II — Valuation and Qualifying Accounts.**

This schedule of valuation and qualifying accounts (in thousands) should be read in conjunction with the consolidated financial statements. All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

| | Balance at Beginning of Period | Costs and Expenses | Deductions | | Balance at End of Period |
|---|---|---|---|---|---|
| **Valuation Accounts:** | | | | | |
| Year ended January 3, 2009 | | | | | |
| Deducted from asset accounts | | | | | |
| Allowance for doubtful accounts | $ 3,098 | $ 1,832 | $ (1,394) | (1) | $ 3,536 |
| Allowance for obsolete inventories | $ 2,888 | $ 5,737 | $ (4,390) | (2) | $ 4,235 |
| Allowance for sales returns | $ 2,311 | $ 13,664 | $ (13,398) | (3) | $ 2,577 |
| Year ended January 2, 2010 | | | | | |
| Deducted from asset accounts | | | | | |
| Allowance for doubtful accounts | $ 3,536 | $ 1,648 | $ (1,745) | (1) | $ 3,439 |
| Allowance for obsolete inventories | $ 4,235 | $ 4,281 | $ (3,485) | (2) | $ 5,031 |
| Allowance for sales returns | $ 2,577 | $ 10,996 | $ (11,434) | (3) | $ 2,139 |
| Year ended January 1, 2011 | | | | | |
| Deducted from asset accounts | | | | | |
| Allowance for doubtful accounts | $ 3,439 | $ 1,198 | $ (1,029) | (1) | $ 3,608 |
| Allowance for obsolete inventories | $ 5,031 | $ 2,144 | $ (3,407) | (2) | $ 3,768 |
| Allowance for sales returns | $ 2,139 | $ 12,345 | $ (12,817) | (3) | $ 1,667 |

Notes:

(1) Uncollectable accounts written off, net of recoveries

(2) Obsolete and excess inventory disposals

(3) Product returned by customers

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2011

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By /s/ Anthony P. Bihl, III
Anthony P. Bihl, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 25, 2011 by the following persons on behalf of the registrant and in the capacities indicated.

| Signature | Title |
|---|---|
| /s/ Anthony P. Bihl, III<br>Anthony P. Bihl, III | President and Chief Executive Officer<br>(Principal Executive Officer) |
| /s/ Mark A. Heggestad<br>Mark A. Heggestad | Executive Vice President and Chief Financial Officer<br>(Principal Financial and Accounting Officer) |
| /s/ Richard B. Emmitt<br>Richard B. Emmitt | Director |
| /s/ Albert Jay Graf<br>Albert Jay Graf | Director |
| /s/ Jane E. Kiernan<br>Jane E. Kiernan | Director |
| /s/ Robert McLellan, M.D.<br>Robert McLellan, M.D. | Director |
| /s/ Christopher H. Porter, Ph.D.<br>Christopher H. Porter, Ph.D. | Director |
| /s/ D. Verne Sharma<br>D. Verne Sharma | Director |
| /s/ Thomas E. Timbie<br>Thomas E. Timbie | Director |

**AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.**
**EXHIBIT INDEX TO ANNUAL REPORT**
**ON FORM 10-K**
**For the Year Ended January 1, 2011**

| Item No. | Item | Filing Method |
|---|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of June 3, 2005, by and among American Medical Systems, Inc., Oak Merger Corp., Ovion Inc., Jeffrey P. Callister, and W. Stephen Tremulis, as Principal Stockholders, and Jeffrey P. Callister, as Stockholders' Representative. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 6, 2005 (File No. 000-30733). |
| 2.2 | Asset Purchase Agreement, dated April 26, 2006, between American Medical Systems, Inc. and BioControl Medical, Ltd. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on April 27, 2006 (File No. 000-30733). |
| 2.3 | First Amendment to Asset Purchase Agreement, dated August 8, 2008, by and between American Medical Systems, Inc. and Bio Control Medical (B.C.M.), Ltd. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 19, 2008 (File No. 000-30733). |
| 2.4 | Agreement and Plan of Merger, dated as of May 8, 2006, by and among American Medical Systems, Inc., Xenon Merger Corp., a wholly owned subsidiary of American Medical Systems, Inc., Solarant Medical, Inc., and Warburg Pincus Equity Partners, L.P., as stockholders' representative. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on May 9, 2006 (File No. 000-30733). |
| 2.5 | Asset Purchase Agreement, dated November 30, 2006, by and among American Medical Systems, Inc., Laserscope, and Iridex Corporation. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on December 6, 2006 (File No. 000-30733). |
| 2.6 | Asset Purchase Agreement, dated as of September 30, 2009, between American Medical Systems, Inc. and Conceptus, Inc. | Incorporated by reference to Exhibit 2.1 of the Company's Form 10-Q for the Fiscal Quarter Ended October 3, 2009 (File No. 000-30733). |
| 2.7 | Asset Purchase Agreement, dated as of February 16, 2010, between American Medical Systems, Inc. and CooperSurgical, Inc. | Incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on February 22, 2010 (File No. 000-30733). |
| 3.1 | Second Amended and Restated Certificate of Incorporation of the Company. | Incorporated by reference to Exhibit 3.1 of the Company's Form S-3 filed on June 19, 2006 (File No. 333-135135). |
| 3.2 | Bylaws, as amended, of the Company. | Incorporated by reference to Exhibit 3.2 of the Company's Form 10-K for the Fiscal Year Ended January 3, 2004 (File No. 000-30733). |

| Item No. | Item | Filing Method |
|---|---|---|
| 4.1 | Certificate of Incorporation of the Company. | See Exhibit 3.1 above. |
| 4.2 | Bylaws, as amended, of the Company. | See Exhibit 3.2 above. |
| 4.3 | Form of Indenture for Senior Debt Securities. | Incorporated by reference to Exhibit 4.2 of the Company's Form S-3 filed on August 12, 2009 (File No. 333-161290). |
| 4.4 | Form of Senior Debt Security. | Incorporated by reference to Exhibit 4.3 of the Company's Form S-3 filed on August 12, 2009 (File No. 333-161290). |
| 4.5 | Form of Indenture for Subordinated Debt Securities. | Incorporated by reference to Exhibit 4.4 of the Company's Form S-3 filed on August 12, 2009 (File No. 333-161290). |
| 4.6 | Form of Subordinated Debt Security. | Incorporated by reference to Exhibit 4.5 of the Company's Form S-3 filed on August 12, 2009 (File No. 333-161290). |
| 4.7 | Indenture, dated as of June 27, 2006, between American Medical Systems Holdings, Inc., the Notes Guarantors (as defined therein), and U.S. Bank National Association, as trustee. | Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on June 28, 2006 (File No. 000-30733). |
| 4.8 | Form of 3 1/4% Convertible Senior Subordinated Note. | Incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed on June 28, 2006 (File No. 000-30733). |
| 4.9 | First Supplemental Indenture, dated as of September 6, 2006, by and between Laserscope and U.S. Bank National Association, as trustee. | Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on September 8, 2006 (File No. 000-30733). |
| 4.10 | Guarantee, dated as of September 6, 2006, made by Laserscope in favor of U.S. Bank National Association, as trustee. | Incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 8, 2006 (File No. 000-30733). |
| 4.11 | Indenture, dated as of September 21, 2009, between American Medical Systems Holdings, Inc., the Subsidiary Guarantors (as defined therein), and U.S. Bank National Association, as trustee. | Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed on September 22, 2009 (File No. 000-30733). |
| 4.12 | Form of 4.00% Convertible Senior Subordinated Note due 2041. | Incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed on September 22, 2009 (File No. 000-30733). |
| 4.13 | Form of Subsidiary Guarantee entered into by each of the Subsidiary Guarantors. | Incorporated by reference to Exhibit 4.3 of the Company's Form 8-K filed on September 22, 2009 (File No. 000-30733). |

| Item No. | Item | Filing Method |
|---|---|---|
| 10.1 | Amended and Restated Employment Agreement, dated March 26, 2010, between Mark A. Heggestad and American Medical Systems, Inc. | Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed March 31, 2010 (File No. 000-30733). |
| 10.2 | Amended and Restated Employment Agreement, dated March 26, 2010, between Anthony P. Bihl, III and American Medical Systems, Inc. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed March 31, 2010 (File No. 000-30733). |
| 10.3 | Amended and Restated Employment Agreement, dated March 26, 2010, between Joe W. Martin and American Medical Systems, Inc. | Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed March 31, 2010 (File No. 000-30733). |
| 10.4 | Amended and Restated Employment Agreement, dated March 26, 2010, between Maximillian D. Fiore and American Medical Systems, Inc. | Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed March 31, 2010 (File No. 000-30733). |
| 10.5 | Separation Agreement, dated March 31, 2010, by and between Lawrence W. Getlin and American Medical Systems, Inc. | Incorporated by reference to Exhibit 10.10 of the Company's Form 10-Q for the Fiscal Quarter Ended April 3, 2010 (File No. 000-30733). |
| 10.6 | 2000 Equity Incentive Plan, as amended. | Incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Fiscal Quarter Ended June 28, 2003 (File No. 000-30733). |
| 10.7 | Form of Incentive Stock Option Agreement under the 2000 Equity Incentive Plan, as amended. | Incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-37488). |
| 10.8 | Form of Non-Qualified Stock Option Agreement under the 2000 Equity Incentive Plan, as amended. | Incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 (File No. 333-37488). |
| 10.9 | Employee Stock Purchase Plan, as amended. | Incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the Fiscal Quarter Ended October 1, 2005 (File No. 000-30733). |

| Item No. | Item | Filing Method |
|---|---|---|
| 10.10 | 2005 Stock Incentive Plan (As Amended and Restated). | Incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Fiscal Quarter Ended April 4, 2009 (File No. 000-30733). |
| 10.11 | Form of Stock Option Certificate for Directors under the 2005 Stock Incentive Plan (As Amended and Restated) | Incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 000-30733). |
| 10.12 | Form of Stock Option Certificate for Executive Officers under the 2005 Stock Incentive Plan (As Amended and Restated) | Incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 000-30733). |
| 10.13 | Form of Notice of Amendment to Stock Option Certificate/Agreement for Executive Officers of American Medical Systems Holdings, Inc. | Incorporated by reference to Exhibit 10.6 of the Company's Form 10-Q for the Fiscal Quarter Ended July 2, 2006 (File No. 000-30733). |
| 10.14 | Form of Stock Option Certificate for Executive Officers under the 2005 Stock Incentive Plan (Version Modified in 2010). | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 19, 2010 (File No. 000-30733). |
| 10.15 | Form of Restricted Stock Award for Executive Officers under the 2005 Stock Incentive Plan. | Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 19, 2010 (File No. 000-30733). |
| 10.16 | Form of Restricted Stock Award for Directors under the 2005 Stock Incentive Plan. | Incorporated by reference to Exhibit 10.12 of the Company's Form 10-Q for the Fiscal Quarter Ended April 3, 2010 (File No. 000-30733). |
| 10.17 | Form of Indemnification Agreement with Executive Officers and Directors. | Incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 (File No. 000-30733). |
| 10.18 | Form of Change in Control Severance Agreement. | Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (File No. 000-30733). |
| 10.19 | Form of First Amendment to Change in Control Severance Agreement. | Incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the Fiscal Year Ended January 3, 2009 (File No. 000-30733). |
| 10.20 | Form of Change in Control Severance Agreement (Version Modified in 2009). | Incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Fiscal Quarter Ended July 4, 2009 (File No. 000-30733). |

| Item No. | Item | Filing Method |
|---|---|---|
| 10.21 | Change in Control Severance Agreement, dated as of April 22, 2008, between American Medical Systems Holdings, Inc. and Anthony P. Bihl, III. | Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed April 29, 2008 (File No. 000-30733). |
| 10.22 | The American Medical Systems, Inc. Executive Severance Pay Plan. | Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed on February 19, 2010 (File No. 000-30733). |
| 10.23 | 2011 Executive Variable Incentive Plan. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 16, 2011 (File No. 000-30733). |
| 10.24 | Amended and Restated License Agreement, dated January 1, 2008, between American Medical Systems, Inc. and BioControl Medical, Ltd. | Incorporated by reference to Exhibit 10.30 of the Company's Annual Report on Form 10-K for the Fiscal Year Ended January 3, 2009 (File No. 000-30733). |
| 10.25 | First Amendment to Amended and Restated License Agreement dated August 8, 2008, by and between American Medical Systems, Inc. and Bio Control Medical (B.C.M), Ltd. | Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed August 19, 2008 (File No. 000-30733). |
| 10.26 | Credit and Guaranty Agreement, dated as of July 20, 2006, by and among American Medical Systems, Inc., as borrower, American Medical Systems Holdings, Inc. and certain of its subsidiaries, as guarantors, CIT Capital Securities LLC, as co-lead arranger and sole bookrunner, KeyBank National Association, as co-lead arranger and syndication agent, CIT Healthcare LLC, as administrative agent and collateral agent, General Electric Capital Corporation, as documentation agent, and various lenders. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on July 26, 2006 (File No. 000-30733). |
| 10.27 | First Amendment to Credit and Guaranty Agreement, dated as of October 29, 2007, by and among American Medical Systems, Inc., each of the other credit parties which is a signatory thereto and CIT Healthcare LLC, as administrative agent. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on October 29, 2007 (File No. 000-30733). |
| 10.28 | Pledge and Security Agreement, dated as of July 20, 2006, between each of the grantors party thereto and CIT Healthcare LLC, as administrative agent and collateral agent. | Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on July 26, 2006 (File No. 000-30733). |
| 10.29 | Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Financing Statement, dated as of July 20, 2006, executed by American Medical Systems, Inc. to and for the benefit of CIT Healthcare LLC, as administrative agent and collateral agent. | Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on July 26, 2006 (File No. 000-30733). |

| | | |
|---|---|---|
| 10.30 | Net Lease Agreement, dated as of June 20, 2000, by and between Laserscope and Realtec Properties. | Incorporated by reference to Exhibit 10.6 of Laserscope's Annual Report on Form 10-K filed on March 28, 2001 (File No. 000-18053). |
| 10.31 | Net Lease Agreement, dated as of October 18, 2000, by and between Laserscope and Realtec Properties. | Incorporated by reference to Exhibit 10.6A of Laserscope's Annual Report on Form 10-K filed on March 28, 2001 (File No. 000-18053). |
| 10.32 | Settlement Agreement, dated as of August 14, 2007, by and among Iridex Corporation, American Medical Systems, Inc. and Laserscope. | Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 20, 2007 (File No. 000-30733). |
| 10.33 | Consent and Second Amendment to Credit and Guaranty Agreement by and among American Medical Systems, Inc., each of the other Credit Parties which is a signatory thereto and CIT Healthcare LLC. | Incorporated by reference to Exhibit 99.1 of the Company's Form 8-K filed on August 14, 2009 (File No. 000-30733). |
| 21.1 | Subsidiaries of American Medical Systems Holdings, Inc. | Filed with this Annual Report on Form 10-K. |
| 23.1 | Consent of Ernst & Young LLP. | Filed with this Annual Report on Form 10-K. |
| 31.1 | Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | Filed with this Annual Report on Form 10-K. |
| 31.2 | Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | Filed with this Annual Report on Form 10-K. |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | Filed with this Annual Report on Form 10-K. |
| 101 | Financial statements from the Annual Report on Form 10-K of the Company for the year ended January 1, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to Consolidated Financial Statements, tagged as blocks of text.* | Filed Electronically |

* Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are furnished and should not be deemed "filed" under the Securities Exchange Act of 1934.

**Exhibit 21.1**

| Subsidiaries of American Medical Systems Holdings, Inc. | Jurisdiction of Incorporation |
|---|---|
| American Medical Systems, Inc. | Delaware |
| American Medical Systems Australia Pty. Ltd. | Australia |
| American Medical Systems Benelux B.V.B.A. | Belgium |
| American Medical Systems Canada Inc. | Canada |
| American Medical Systems Deutschland GmbH | Germany |
| American Medical Systems Europe B.V. | The Netherlands |
| American Medical Systems France S.A.S | France |
| American Medical Systems Iberica S.L. | Spain |
| American Medical Systems Luxembourg S.à.r.l. | Luxembourg |
| American Medical Systems UK Limited | United Kingdom |
| AMS – American Medical Systems do Brasil Produtos Urológicos e Ginecológicos Ltda. | Brazil |
| AMS Japan Inc. | Japan |
| AMS Research Corporation | Delaware |
| AMS Sales Corporation | Delaware |
| AMS Sverige A.B. | Sweden |
| InnovaQuartz Incorporated | Arizona |
| Laserscope | California |
| Laserscope International, Inc. | Delaware |
| Solarant Medical, Inc. | Delaware |
| Thermatrx, Inc. | Delaware |
| AMS India, Inc. | Delaware |

**Exhibit 23.1**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statements (Form S-3 Nos. 333-161290 and 333-135135) of American Medical Systems Holdings, Inc.,
(2) Registration Statement (Form S-4 No. 333-161349) of American Medical Systems Holdings, Inc., and
(3) Registration Statements (Form S-8 Nos. 333-43536, 333-107245, 333-75314, 333-126991, 333-126993, 333-151997 and 333-161292) pertaining to the Employee Stock Purchase Plan, 2000 Equity Incentive Plan, and 2005 Stock Incentive Plan of American Medical Systems Holdings, Inc.;

of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedule of American Medical Systems Holdings, Inc. and the effectiveness of internal control over financial reporting of American Medical Systems Holdings, Inc., included in this Annual Report (Form 10-K) for the year ended January 1, 2011.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 25, 2011

**Exhibit 31.1**

**CERTIFICATION BY CHIEF EXECUTIVE OFFICER
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Anthony P. Bihl, III, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Systems Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

By: /s/ Anthony P. Bihl, III
Anthony P. Bihl, III
Title: President and Chief Executive Officer

**Exhibit 31.2**

## CERTIFICATION BY CHIEF FINANCIAL OFFICER
## AS ADOPTED PURSUANT TO
## SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark A. Heggestad, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Systems Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

By: /s/ Mark A. Heggestad
Mark A. Heggestad
Title: Executive Vice President and
Chief Financial Officer

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of American Medical Systems Holdings, Inc. ("the Company") on Form 10-K for the fiscal year ended January 1, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Anthony P. Bihl, III, as Chief Executive Officer of the Company, and Mark A. Heggestad, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 25, 2011

By: /s/ Anthony P. Bihl, III
Name: Anthony P. Bihl, III
Title: President and Chief Executive Officer

Date: February 25, 2011

By: /s/ Mark A. Heggestad
Name: Mark A. Heggestad
Title: Executive Vice President and Chief Financial Officer

# Corporate information

## Executive management team

ANTHONY P. BIHL III
President and Chief Executive Officer

MARK A. HEGGESTAD
Executive Vice President and
Chief Financial Officer

WHITNEY D. ERICKSON
Senior Vice President/General Manager,
Men's Health

MAXIMILLIAN D. FIORE
Senior Vice President and
Chief Technology Officer

JEANNE M. FORNERIS
Senior Vice President and
General Counsel

JOE W. MARTIN
Senior Vice President/General Manager,
BPH Therapy

JOHN F. NEALON
Senior Vice President/General Manager,
Women's Health

DERRILL K. PALIDWAR
Senior Vice President/General Manager,
Europe/Middle East/Africa Region

THOMAS K. RASMUSSEN
Vice President, Minnetonka Operations
& Worldwide Logistics

RANDALL R. ROSS
Senior Vice President,
Human Resources

MICHAEL E. RYAN
Vice President/General Manager,
Asia Pacific/Latin America/Canada Region

RICHARD D. STAPLES
Vice President, U.S. Sales

## Directors

ANTHONY P. BIHL III
President and Chief Executive Officer
American Medical Systems Holdings, Inc.
*Director since 2008*

RICHARD EMMITT
Managing Director
The Vertical Group, Inc.
*Director since 1998*

[ALBERT] JAY GRAF
Former Group Chairman
Office of the President
Guidant Corporation
*Director since 2001*

JANE KIERNAN
Chief Executive Officer
Salter Labs
*Director since 2006*

ROBERT MCLELLAN, M.D.
Chairman, Department of Gynecology
Director of Gynecologic Oncology Service
Lahey Clinic Foundation, Inc.
*Director since 2006*

CHRISTOPHER PORTER, PH.D.
Principal
Medical Genesis
*Director since 1998*

D. VERNE SHARMA
Chief Executive Officer
Calhoun Vision, Inc.
*Director since 2006*

THOMAS TIMBIE
President
Timbie & Company, LLC
*Director since 2002*

## Executive offices

American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, MN 55343
Phone: 952-930-6000
Fax: 952-930-6157
www.AmericanMedicalSystems.com

## Common stock

The Company's common stock trades on the NASDAQ Global Select Market with the ticker symbol AMMD.

## Annual meeting of shareholders

The annual meeting of American Medical Systems Shareholders will be held on April 28, 2011, at 10:00 a.m. Central Time at the Company's executive offices.

## Annual report on form 10-K

Copies of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be requested from Investor Relations at the corporate address, or found on our Investor Relations website at at www.AMMD.com

## Independent auditors

Ernst & Young LLP
Minneapolis, MN 55402

## Stock transfer agent and registrar

Wells Fargo & Company
Shareholder Services
161 North Concord Exchange
St. Paul, MN 55076



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## About AMS

American Medical Systems Holdings, Inc. completed its 38th year of operations in 2010, with a continued focus on technological innovation, financial strength and market expansion.

We are headquartered in Minnetonka, Minnesota with operations in 13 countries and distributors in 67 countries. We are a diversified supplier of medical devices and procedures to treat incontinence, erectile dysfunction, benign prostatic hyperplasia (BPH), pelvic floor prolapse and other pelvic disorders in men and women. These disorders can significantly diminish one's quality of life and profoundly affect social relationships. In recent years, the number of people seeking treatment has increased markedly as a result of longer lives, higher-quality-of-life expectations and greater awareness of new treatment alternatives. Our products reduce or eliminate the incapacitating effects of these diseases, often through minimally invasive therapies. Our primary physician customers include urologists, gynecologists, urogynecologists and colorectal surgeons. The Company's products were used to treat approximately 340,000 patients in 2010.

Our global team is well positioned, and vision-driven, to help the growing number of men and women worldwide living with pelvic health disorders improve their quality of life.





AMS
*Solutions for Life*

**American Medical Systems, Inc.**
**World Headquarters**
10700 Bren Road West
Minnetonka, MN 55343
USA
U.S. Toll Free: 800 328 3881
Phone: 952 930 6000
Fax: 952 930 6157
www.AmericanMedicalSystems.com

600606-01C